Filed pursuant to Rule 424(b)(4)

File Number 333-104529

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 22, 2003)

22,000,000 Shares

MEMC Electronic Materials, Inc.

Common Stock

We are offering 10,000,000 shares of our common stock and the selling stockholder is offering 12,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

The shares are listed on the New York Stock Exchange under the symbol “WFR.” On May 15, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $10.64 per share.

Investing in the common stock involves risks that are described under “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$10.00	$220,000,000
Underwriting discount	$0.475	$10,450,000
Proceeds, before expenses, to MEMC	$9.525	$95,250,000
Proceeds, before expenses, to the selling stockholder	$9.525	$114,300,000

The underwriters may also purchase up to 3,300,000 additional shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Merrill Lynch, on behalf of the underwriters, expect to deliver the shares on or about  May 21, 2003.

Joint Book-Running Managers

LEHMAN BROTHERS	MERRILL LYNCH & CO.

CITIGROUP

DEUTSCHE BANK SECURITIES

UBS WARBURG

May 15, 2003

This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the accompanying prospectus beginning on page 20.

This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and supersede that information in the accompanying prospectus.

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you information that differs from the information in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date of this prospectus supplement, even if this prospectus supplement is delivered to you after that date or you buy our common stock after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

Information contained on our website does not constitute part of this prospectus supplement.

In this prospectus supplement, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes. The information in this prospectus supplement, unless otherwise indicated, assumes that the underwriters will not exercise their over-allotment option.

Our Business

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 750 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

Strategy

Our objective is to maintain and enhance our position as a leading worldwide producer of wafers for the semiconductor device industry. Our strategies to achieve this objective include:

•	Focus solely on providing wafers;

•	Maintain and enhance our technology leadership position;

•	Focus on continuous cost reduction and return on invested capital; and

•	Leverage our scalable infrastructure.

Our Company

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated notes, warrants and convertible preferred stock. In July 2002, the preferred stock was converted into 125,010,556 shares of our common stock. TPG currently beneficially owns approximately 90.2% of our outstanding common stock (80.7% following completion of this offering). See “Certain Relationships and Related Transactions.” Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

The Offering

Common stock offered by us	10,000,000 shares of common stock

Common stock offered by the selling stockholder	12,000,000 shares of common stock

Common stock to be outstanding after the offering	205,890,245 shares of common stock

Over-allotment option

The selling stockholder has granted to the underwriters an option to purchase up to an aggregate of 3,300,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement.

Use of proceeds

We intend to use approximately $70 million of our net proceeds from the offering to pay down indebtedness under our $150 million Citibank/UBS revolving credit facility. We have the ability to reborrow the amount repaid under the revolving credit facility and may do so for general corporate purposes. We intend to use the remainder of our net proceeds from the offering for general corporate purposes, including the funding of working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

New York Stock Exchange symbol	WFR

The number of shares of our common stock to be outstanding after the offering set forth above is based on 195,890,245 shares outstanding as of March 31, 2003. The number of outstanding shares excludes:

•	an aggregate of 13,491,645 shares of our common stock reserved for issuance under our equity incentive plans, of which 8,890,602 shares were subject to outstanding stock options as of March 31, 2003, at a weighted average exercise price of $5.50 per share; and

•	16,666,667 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $3.00 per share, subject to certain antidilution adjustments, which expire on November 13, 2011.

Summary Consolidated Financial Data

The following summary consolidated financial data presents our:

•	unaudited consolidated statements of operations data and other data for the quarter ended March 31, 2003 and March 31, 2002;

•	audited consolidated statements of operations data and other data for the year ended December 31, 2000, the periods from January 1, 2001, through November 13, 2001, and from November 14, 2001, through December 31, 2001, and the year ended December 31, 2002;

•	unaudited actual and as adjusted consolidated balance sheet data at March 31, 2003; and

•	unaudited quarterly consolidated financial data for each of the three-month periods ended March 31, 2002, June 30, 2002, September 30, 2002, December 31, 2002 and March 31, 2003.

The unaudited as adjusted balance sheet data at March 31, 2003 gives effect to the receipt of the net proceeds of the offering and the assumed application of $70 million of these proceeds to pay down indebtedness under our $150 million Citibank/UBS revolving credit facility.

This summary consolidated financial data should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes included elsewhere in this prospectus supplement.

	Three months ended March 31, 2003	Three months ended March 31, 2002	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001(1)	Predecessor
					Jan. 1 through Nov. 13, 2001(1)	Year ended Dec. 31, 2000
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$188,345	$136,651	$687,180	$58,846	$559,007	$871,637
Gross margin	54,202	21,667	173,458	(11,731)	(39,757)	128,975
Marketing and administration	14,094	17,428	65,786	7,973	61,747	69,182
Research and development	7,390	6,816	27,423	7,535	58,149	72,155
Restructuring costs	—	2,174	15,300 (2)	2,971 (3)	29,511 (3)	—
Operating income (loss)	32,718	(4,751)	64,949	(30,210)	(189,164)	(12,362)
Equity in income (loss) of joint ventures	1,063	(282)	1,239	(2,822)	441	14,664
Net income (loss) allocable to common stockholders	19,740	(18,124)	(22,097)	(33,644)	(489,025)	(43,390)
Basic income (loss) per share	0.10	(0.26)	(0.17)	(0.48)	(7.03)	(0.62)
Diluted income (loss) per share	0.09	(0.26)	(0.17)	(0.48)	(7.03)	(0.62)
Shares used in basic income (loss) per share computation	195,448,914	69,658,319	129,810,012	69,612,900	69,612,900	69,596,861
Shares used in diluted income (loss) per share computation	210,663,215	69,658,319	129,810,012	69,612,900	69,612,900	69,596,861

Other Data:
Capital expenditures	$15,813	$2,669	$21,952	$6,995	$42,842	$57,812
Employment	4,700	4,600	4,700	4,700	NA	7,000

	At March 31, 2003
	Actual		As Adjusted
	(unaudited) (in thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$160,799		$185,434
Working capital	102,629		127,264
Total assets	634,670		659,305
Short-term borrowings	78,976		78,976
Long-term debt (including current portion of long-term debt)	191,665	(4)	121,665	(4)
Stockholders’ equity (deficiency)	(2,915)		91,720

	2003 First Quarter	2002 Fourth Quarter	2002 Third Quarter		2002 Second Quarter		2002 First Quarter
	(unaudited) (in thousands)
Net sales	$188,345	$185,994	$190,264		$174,271		$136,651
Gross margin	54,202	54,077	52,847		44,867		21,667
Operating income (loss)	32,718	32,082	21,754		15,864		(4,751)
Net income (loss) allocable to common stockholders	19,740	35,735	(45,686	)(5)	5,978	(5)	(18,124)

(1)	On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON. As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.
(2)	During 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.
(3)	During 2001, we recorded restructuring costs totaling $32,500 to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.
(4)	Includes $50,000 senior subordinated secured notes valued at their accreted book value of less than one thousand dollars. The face value of these notes plus accrued stated interest at March 31, 2003, was approximately $56,000.
(5)	Includes non-cash accretion of $600 in the 2002 second quarter and $53,400 in the 2002 third quarter to bring the 55 million Euro note to its full face value.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and may be adversely affected if that industry experiences downturns.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our loan instruments contain certain highly restrictive covenants any of which, if violated, would, upon election of the lenders, cause outstanding amounts under each of our loan instruments to become immediately due and payable.

We are a party to a $150 million Citibank/UBS revolving credit facility, a $35 million TPG revolving credit facility and an indenture for our senior subordinated secured notes. These loan instruments contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans and indentures of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders or noteholders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities and the senior subordinated secured notes and related accrued interest would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We would be required to immediately repay outstanding loans and accrued interest under our credit facilities and to repurchase our senior subordinated secured notes upon election of the lenders or noteholders in the event TPG does not continue to own a substantial portion of our stock.

If (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders or noteholders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate, and the loans and accrued interest then outstanding would become immediately due and payable; and

•	the holders of the senior subordinated secured notes would have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We may not have sufficient funds to make the required payments or repurchases and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. We have not reported annual net earnings since 1996. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

We are subject to periodic fluctuations in foreign currency exchange rates.

Approximately 64% of our sales in 2002 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily limited to Euro, Japanese Yen and South Korean Won. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, South Korean Won and Malaysian Ringgit. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have a substantial amount of debt denominated in Euro, Japanese Yen, South Korean Won and U.S. Dollar. We generally do not hedge these net foreign currency exposures.

Taisil Electronic Materials Corporation, or Taisil, our unconsolidated joint venture in Taiwan, has sales denominated primarily in the U.S. Dollar and operating expenses primarily denominated in the New Taiwanese Dollar and U.S. Dollar. Taisil has debt denominated in the New Taiwanese Dollar and U.S. Dollar. For U.S. generally accepted accounting principles, Taisil uses the U.S. Dollar as its functional currency and does not hedge net New Taiwanese Dollar exposures. To date, we have not hedged our net New Taiwanese Dollar exposure related to our investment in Taisil.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statements of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We recognized net currency gains (losses) totaling approximately $11 million and ($4) million in 2002 and 2001, respectively. We cannot predict whether these foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry, which may have an adverse effect on our business.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our business.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them into our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our loan instruments restrict our borrowings and use of proceeds.

Under the terms of the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes, we generally cannot borrow from third parties or pledge assets without the consent of the lenders or note holders, as the case may be. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity (including net proceeds to us from this offering) as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility;

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility; and

•	third, if such borrowings are repaid in full, to offer to redeem the notes.

If any of our senior subordinated secured notes are redeemed prior to their maturity in 2007, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes redeemed and the related accrued but unpaid stated interest, which could have a material adverse effect on our net earnings. At March 31, 2003, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $56 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all. This could have a material adverse effect on our results of operations.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. We believe that we could find adequate alternative sources of supply for these raw materials, equipment, parts and supplies. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. Increases in prices resulting from these shortages could have a material adverse effect on our operating results.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included closure of facilities, reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 63% of our sales to ten customers in 2002. We had two customers that each accounted for more than 10% of our sales in 2002.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

Our success depends on our ability to attract and retain qualified technical, sales, marketing and management personnel.

The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on our operating results. We are dependent upon a limited number of key technical, sales, marketing and management personnel. Our future success will depend in part upon our ability to attract and retain these highly qualified personnel. We cannot be certain that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We are subject to numerous environmental laws and regulations which could require us to discharge environmental liabilities, increase our manufacturing costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials could be released to the environment at properties owned or operated by us, at other locations during the transport of materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities and one closed facility. We believe we are taking all necessary remedial steps at these facilities and do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs or liabilities.

Risks Related to the Offering and Ownership of Our Common Stock

Future sales of shares of our common stock may depress the price of our common stock.

If we or our stockholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares of our common stock and the warrants to purchase shares of our common stock as described under “Certain Relationships and Related Transactions—Registration Rights Agreement.” Future sales of common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies and could prevent a favorable acquisition of us.

TPG, through its 90.2% beneficial ownership interest of our common stock (80.7% following completion of this offering), has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the ten members of our current Board of Directors are partners or employees of certain TPG entities. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to our other stockholders. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility, which may create conflicts of interest between us and TPG.

Investors in the offering will incur immediate and substantial dilution because the net tangible book value of shares purchased in the offering will be substantially lower than the public offering price of our common stock.

The price new investors will pay for our common stock in the offering will be higher than the $(0.07) pro forma net tangible book value per share of our outstanding common stock as of March 31, 2003. As a result, after deducting the underwriting discount and the estimated expenses of the offering, new investors purchasing shares of common stock in the offering will experience immediate dilution of $9.61 in net tangible book value per common share.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2002, the average daily trading volume for our common stock as reported by the NYSE was 106,456 shares. Even if we achieve a wider dissemination as to the shares offered by us and the selling stockholder pursuant to this prospectus supplement and the accompanying prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus supplement and the accompanying prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that, with our projection for future taxable income and after consideration of the valuation allowance, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at March 31, 2003;

•	our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	the impact of an adverse change in interest and currency exchange rates;

•	our expectation that, assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively;

•	our expectation that $5.5 million of the restructuring reserve will be paid out in the first half of 2003;

•	the adequacy and timing of the utilization of the remaining portion of our restructuring reserve;

•	our expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2007;

•	our belief that we have substantially reduced annual sales necessary to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our ability to find adequate alternative sources of supply of raw materials, equipment, parts and supplies obtained from sole source suppliers;

•	our expectations regarding future investments in research and development and equipment;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	the belief that our future success will depend in part upon our ability to attract and retain highly qualified personnel;

•	the expected impact of groundwater and/or soil contamination at some of our facilities;

•	the actual use of proceeds from the offering; and

•	the impact of litigation on us;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus supplement and accompanying prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page S-6 of this prospectus supplement.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The net proceeds from our sale of 10,000,000 shares of common stock in the offering will be approximately $94.6 million, after deducting the underwriting discount and the estimated expenses of the offering. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

We intend to use approximately $70 million of our net proceeds from the offering to pay down outstanding indebtedness under our $150 million Citibank/UBS revolving credit facility, which bears interest at a rate of LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum and has a final maturity date of December 21, 2006. We have the ability to reborrow the amount repaid under the revolving credit facility and may do so for general corporate purposes. We intend to use the remainder of our net proceeds from the offering for general corporate purposes, including the funding of working capital and capital expenditures.

DIVIDEND POLICY

We do not presently pay dividends on our common stock. We plan to retain all net earnings, if any, to fund the development of our business. We do not presently plan to pay dividends on our common stock for the foreseeable future. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of holders of our preferred stock, if any, and the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “WFR.” The following table sets forth for the periods indicated the high and low sales prices of our common stock as reported by the NYSE.

	High	Low
Year Ended December 31, 2001
First Quarter	$11.90	$5.81
Second Quarter	8.85	5.94
Third Quarter	7.60	1.05
Fourth Quarter	4.99	1.65
Year Ended December 31, 2002
First Quarter	5.90	3.00
Second Quarter	11.50	4.20
Third Quarter	5.25	2.25
Fourth Quarter	9.48	3.12
Year Ended December 31, 2003
First Quarter	11.48	7.00
Second Quarter (through May 15, 2003)	13.35	10.49

On May 15, 2003, the last reported sale price of our common stock on the NYSE was $10.64. As of May 15, 2003, there were 196,195,401 shares of our common stock outstanding held by approximately 542 holders of record.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of March 31, 2003 and as adjusted for the sale of 10,000,000 shares of common stock in the offering, including application of the net proceeds after deducting the underwriting discount and our estimated offering expenses. You should read this table in conjunction with the consolidated financial statements and notes thereto and “Summary Consolidated Financial Data” included elsewhere in this prospectus supplement.

	March 31, 2003
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$160,799	$185,434

Debt:
Short-term borrowings and current portion of long-term debt	100,259	100,259
Long-term debt, less current portion	170,382 (1)	100,382 (1)
Minority interests	60,438	60,438
Stockholders’ equity (deficiency):
Preferred stock, $0.01 par value: 50,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value: 300,000,000 shares authorized, 196,819,450 shares issued, actual; 206,819,450 shares issued, as adjusted	1,968	2,068
Additional paid-in capital	27,541	122,076
Accumulated deficit	(14,727)	(14,727)
Accumulated other comprehensive income (loss)	(7,118)	(7,118)
Deferred compensation	(5,859)	(5,859)
Treasury stock: 929,205 shares	(4,720)	(4,720)

Total stockholders’ equity (deficiency)	(2,915)	91,720

Total capitalization	$328,164	$352,799

(1)	Includes $50,000 senior subordinated secured notes valued at their accreted book value of less than one thousand dollars. The face value of these notes plus accrued stated interest at March 31, 2003 was approximately $56,000.

The number of outstanding shares of our common stock as of March 31, 2003 excludes:

•	an aggregate of 13,491,645 shares of our common stock reserved for issuance under our equity incentive plans, of which 8,890,602 shares were subject to outstanding stock options as of March 31, 2003 at a weighted average exercise price of $5.50 per share; and

•	16,666,667 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $3.00 per share, subject to certain antidilution adjustments, which expire on November 13, 2011.

DILUTION

As of March 31, 2003, our net tangible book value was negative $13.6 million or negative $0.07 per common share. “Net tangible book value per share” is determined by dividing our net tangible book value (total tangible assets less total liabilities and minority interests) by the number of shares of common stock outstanding. After giving effect to the sale of the shares of our common stock in the offering at an offering price of $10.00 per share, and after deducting the underwriting discount and the estimated expenses of the offering, our pro forma net tangible book value as of March 31, 2003, would have been approximately $81.1 million in the aggregate, or $0.39 per common share. This represents an immediate increase in net tangible book value of $0.46 per common share to existing holders and immediate dilution of $9.61 per common share to new investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

Public offering price		$10.00
Net tangible book value per common share as of March 31, 2003	$(0.07)
Increase attributable to new investors	0.46

Pro forma net tangible book value per common share as of March 31, 2003, after giving effect to the offering		0.39

Dilution per common share to new investors		$9.61

“Dilution per common share to new investors” means the difference between the public offering price per share of common stock and the pro forma net tangible book value per common share as of March 31, 2003, after giving effect to the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

						Predecessor
	Three months ended Mar. 31, 2003		Three months ended Mar. 31, 2002	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001(1)	Jan. 1 through Nov. 13, 2001(1)	Year ended December 31,
							2000	1999	1998
	(unaudited)		(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$188,345		$136,651	$687,180	$58,846	$559,007	$871,637	$693,594	$758,916
Gross margin	54,202		21,667	173,458	(11,731)	(39,757)	128,975	(10,335)	(31,829)
Marketing and administration	14,094		17,428	65,786	7,973	61,747	69,182	63,613	73,515
Research and development	7,390		6,816	27,423	7,535	58,149	72,155	85,019	81,591
Restructuring costs	—		2,174	15,300 (2)	2,971 (3)	29,511 (3)	—	(5,747)	146,324 (4)
Operating income (loss)	32,718		(4,751)	64,949	(30,210)	(189,164)	(12,362)	(153,220)	(333,259)
Equity in income (loss) of joint ventures	1,063		(282)	1,239	(2,822)	441	14,664	(9,659)	(43,496)
Net income (loss) allocable to common stockholders	19,740		(18,124)	(22,097)	(33,644)	(489,025)	(43,390)	(151,481)	(316,332)
Basic income (loss) per share	0.10		(0.26)	(0.17)	(0.48)	(7.03)	(0.62)	(2.43)	(7.80)
Diluted income (loss) per share	0.09		(0.26)	(0.17)	(0.48)	(7.03)	(0.62)	(2.43)	(7.80)
Shares used in basic income (loss) per share computation	195,448,914		69,658,319	129,810,012	69,612,900	69,612,900	69,596,861	62,224,869	40,580,869
Shares used in diluted income (loss) per share computation	210,663,215		69,658,319	129,810,012	69,612,900	69,612,900	69,596,861	62,224,869	40,580,869
Balance Sheet Data: Cash, cash equivalents, and short-term investments	160,799		82,137	165,646	107,159	NA	94,759	28,571	16,168
Working capital	102,629		33,790	77,635	42,331	NA	54,280	50,528	19,716
Total assets	634,670		506,447	631,682	549,334	NA	1,890,566	1,724,581	1,773,714
Short-term borrowings	78,976		42,550	80,621	44,760	NA	29,552	5,826	36,127
Long-term debt (including current portion of long-term debt)	191,665	(5)	160,725	204,017 (5)	175,856 (5)	NA	1,041,202	886,096	873,680
Stockholders’ equity (deficiency)	(2,915)		(40,570)	(24,680)	(24,496)	NA	366,419	432,791	399,040
Other Data: Capital expenditures	15,813		2,669	21,952	6,995	42,842	57,812	49,256	194,610
Employment	4,700		4,600	4,700	4,700	NA	7,000	6,000	6,300

(1)	On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON. As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.
(2)	During 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.
(3)	During 2001, we recorded restructuring costs totaling $32,500 to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.
(4)	During 1998, we recorded restructuring costs totaling $146,300 to close our Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at our joint venture in Malaysia, to withdraw from our joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.
(5)	Includes $50,000 senior subordinated secured notes valued at their accreted book value of less than one thousand dollars. The face value of these notes plus accrued stated interest at March 31, 2003 was approximately $56,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Company Overview

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Malaysia, Japan, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our wafers are sold in each of the major semiconductor-producing regions throughout the world including Asia Pacific, Europe, Japan and North America.

Effective September 29, 2000, we acquired an additional 40% interest in MEMC Korea Company (MKC), formerly known as POSCO Huls Company, Ltd., increasing our total ownership to 80%. As a result, as of September 30, 2000, MKC’s balance sheet was consolidated with MEMC. Also, as a consequence of this transaction, MKC’s operating results were consolidated with MEMC’s operating results beginning in the fourth quarter of 2000.

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of six dollars. As part of the purchase agreement, E.ON agreed to provide MEMC with $37 million at the closing of the transaction. In addition, on that date TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150 million revolving credit facility. The revolving credit facility with TPG was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860 million for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260 million, $50 million in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note (55 Million Euro Note) due September 2002 issued by our Italian subsidiary and guaranteed by MEMC.

As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price. See Note 10 of Notes to Consolidated Financial Statements for the quarter ended March 31, 2003 herein.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG’s nominal purchase price. The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910 million, together with related accrued interest of approximately $20 million. The senior subordinated secured notes and the 55 Million Euro Note were recorded at their combined fair market value of two dollars.

We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Interest expense related to the accretion of this note was approximately $54 million in 2002. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note was unsecured and bore interest at 8%. Consistent with the terms of the amended Euro note, we made a 35 million Euro principal payment to TPG on September 24, 2002 and a 20 million Euro principal payment to TPG on April 15, 2003.

We will accrete the senior subordinated secured notes up to their face values during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than one thousand dollars. Assuming these notes remain outstanding until their maturity, interest expense related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively. In the event these notes were redeemed prior to their maturity, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55 million.

The Preferred Stock, with an aggregate stated value of $260 million, was recorded at its fair value of two dollars. The warrants were recorded at their fair market value of less than one dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock, plus cumulative unpaid preferred dividends, into approximately 125 million common shares, increasing its ownership of MEMC’s common stock to approximately 90%.

The following discussion compares MEMC’s first quarter 2003 results and balances with MEMC’s first quarter 2002 results and balances and MEMC’s 2002 results and balances with combined information for the year ended December 31, 2001. The combined 2001 information consists of the sum of the financial data from January 1, 2001 through November 13, 2001 for the predecessor and from November 14, 2001 through December 31, 2001 for the successor. Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

Results of Operations

Three Months Ended March 31, 2003 and 2002

Net Sales

Our net sales increased by 38% to $188 million in first quarter 2003 from $137 million in first quarter 2002. This increase was primarily caused by a 36% increase in product volumes. Product volumes increased across all geographic areas and all product diameters.

Gross Margin

In first quarter 2003, our gross margin was $54 million compared to $22 million in first quarter 2002. This increase primarily resulted from the significant volume and revenue increases and improved productivity. Our net sales increased 38% in first quarter 2003 compared to first quarter 2002, while our cost of goods sold increased by 17%. We continue to focus on improvements in yield and further cost reductions. Beginning with the new fiscal year, we made the amortization of spare parts consistent with our capital policy, which had a $1.8 million favorable impact on the 2003 first quarter. See Note 2 to the Consolidated Financial Statements for the quarter ended March 31, 2003 herein.

Marketing and Administration

Marketing and administration expenses declined to $14 million for the three months ended March 31, 2003 compared with $17 million for the three months ended March 31, 2002. This decrease was primarily a result of both headcount reductions and controlled spending. As a percentage of net sales, marketing and administration expenses decreased in the first quarter of 2003 to 7% from 13% in 2002.

Operating Income (Loss)

Operating income increased $38 million to $33 million operating income in the first quarter of 2003, from an operating loss of $5 million in the first quarter of 2002. The improved operating results were primarily a result of the increase in gross margin and a $3 million decrease in operating expenses, excluding restructuring, in the first quarter of 2003 compared to the first quarter of 2002. Total operating costs (cost of goods sold and operating expenses, excluding restructuring) increased to $156 million in the first quarter of 2003 from $139 million in the first quarter of 2002.

Income Taxes

For the quarter ended March 31, 2003, we recognized income tax expense of $8.2 million, as compared to income tax expense of $1.5 million for the first quarter of 2002. Income tax expense in the 2003 first quarter relates to tax jurisdictions in which we expect to owe current taxes and foreign withholding taxes. As of March 31, 2003, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Fiscal Years Ended December 31, 2002, 2001 and 2000

Net Sales	2002	2001	2000
	(Dollars in millions)
Net Sales	$687	$618	$872
Percentage Change	11%	(29)%	26%

Our net sales increased by 11% to $687 million in 2002 from $618 million in 2001. This increase was primarily the result of a 29% increase in product volumes, partially offset by significant declines in average selling prices in 2002 compared to the first nine months of 2001. Beginning in 2002, we transitioned our 300 millimeter operations from a pilot line to full-scale production. Consequently, beginning in 2002, 300 millimeter revenues and associated production costs are presented in net sales and cost of goods sold, respectively. Product volumes increased across all product diameters during 2002 compared to 2001.

Our net sales decreased by 29% to $618 million in 2001 from $872 million in 2000. This decrease was primarily caused by a 24% decrease in product volumes, as well as a moderate decline in average selling prices, resulting from the weakened market conditions in the semiconductor and wafer industries in 2001. This decline was across all product diameters, but especially in smaller diameters as our customers utilized their larger diameter fabs to realize the lowest cost per device. Had MKC been included in our operating results for the entire year in 2000, the year-over-year decline in net sales in 2001 would have been approximately 38%, caused primarily by a 34% decline in product volumes. Approximately 38% of the decline in our 2001 net sales related to one customer. Had MKC been included in our operating results for the entire year in 2000, approximately 27% of the decline in year-over-year net sales would have related to this customer.

We operate in all the major semiconductor-producing regions of the world, with over half of our 2002 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Gross Margin	2002	2001	2000
	(Dollars in millions)
Cost of Goods Sold	$514	$669	$743
Gross Margin	173	(51)	129
Gross Margin Percent	25%	(8)%	15%

Our gross margin improved to $173 million in 2002 compared to negative $51 million in 2001. This improvement was a result of lower depreciation and amortization resulting from push-down accounting, the increase in product volumes partially offset by declines in average selling prices in 2002 compared to the first nine months of 2001, and benefits realized from headcount reductions and yield and productivity improvements over the past year. Our total cost of goods sold declined $155 million in 2002 compared to 2001, despite the significantly higher product volumes.

Depreciation and amortization included in cost of goods sold declined approximately $125 million in 2002 compared to 2001, primarily as a result of push-down accounting, while cash costs per unit decreased 25% in 2002 compared to 2001 as a result of headcount and other cost reductions and yield and productivity improvements.

Our gross margin declined to negative $51 million in 2001 compared to positive $129 million in 2000, primarily as a result of the significant decline in product volumes causing the underabsorption of manufacturing fixed costs in 2001, as well as the moderate decline in average selling prices. In response to the decreased product volumes and average selling prices, we took numerous actions to decrease our manufacturing fixed costs in 2001, including:

•	closing our small diameter wafer line in Sherman, Texas, as further discussed in Restructuring Costs below;

•	reducing our headcount by 2,300 employees, or 33%, in 2001;

•	utilizing temporary plant shutdowns; and

•	reducing discretionary spending in all areas.

In addition, our manufacturing yields continued to improve in virtually all areas in 2001. However, because of the high fixed-cost nature of our business, we were not able to reduce our costs at the rapid pace of the decline in product volumes in 2001. Consequently, underabsorption of manufacturing fixed costs resulted in the decreased gross margin in 2001. Negative gross margin in the period November 14, 2001 to December 31, 2001 resulted from the continued decline in product volumes and average selling prices, as well as scheduled temporary plant shutdowns.

Marketing and Administration	2002	2001	2000
	(Dollars in millions)
Marketing and Administration	$66	$70	$69
As a Percentage of Sales	10%	11%	8%

Marketing and administration expenses declined to $66 million in 2002 compared to $70 million in 2001 as a result of the effects of headcount reductions and controlled spending. As a percentage of sales, marketing and administration expenses decreased in 2002, from 11% to 10%.

As a result of controlled spending, marketing and administration expenses remained flat in 2001, despite including expenses associated with MKC as a result of its financial consolidation. Had MKC been included in our operating results for the entire year in 2000, our marketing and administration expenses would have been $7 million higher, resulting in an 8% decrease in 2001 compared to 2000.

Research and Development	2002	2001	2000
	(Dollars in millions)
Research and Development	$27	$66	$72
As a Percentage of Sales	4%	11%	8%

Our research and development expenses decreased to $27 million in 2002 compared to $66 million in 2001. More than half of this reduction is a result of lower depreciation. The remainder is attributable to cash cost reductions associated with our focus on rapid commercialization of new products.

Our research and development expenses decreased 8% in 2001 as compared to 2000. The decrease in reported expense was a result of controlled spending, as well as increased proceeds from the sale of wafers related to research and development activities that had not yet reached commercial production levels. Accordingly, these proceeds were recorded as an offset to research and development expenses.

Restructuring Costs	2002	2001	2000
	(Dollars in millions)
Restructuring Costs	$15	$32	$—

In 2002, as part of our continuing aggressive cost reductions, we incurred charges of $15 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, South Korea, Malaysia, and Japan.

In 2001, we reduced our workforce by approximately 2,300 employees and closed our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. These actions were taken to balance our operating costs with the weakened product demand.

We recognized total charges of $32 million in 2001 related to these actions. Of these charges, $18 million was non-cash related. See Note 6 of Notes to Consolidated Financial Statements for the year ended December 31, 2002 herein.

Nonoperating (Income) Expense and Income Taxes	2002	2001	2000
	(Dollars in millions)
Interest Expense	$73	$82	$79
Book Value of Debt Outstanding at December 31	285	221	1,071
Interest Income	(7)	(8)	(5)
Royalty Income	(3)	(3)	(10)
Other, Net	(18)	6	1
Income Taxes	17	241	(21)
Effective Income Tax Rate	85%	NA	27%

As described in Company Overview above, as a result of the restructuring of MEMC’s debt, TPG acquired $50 million in principal amount of our newly issued senior subordinated secured notes maturing in November 2007. TPG also retained 55 million Euro in principal amount of a note due September 2002 issued by our Italian subsidiary. These notes were recorded at their combined fair market value of two dollars. We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Non-cash interest expense related to the accretion of this note was approximately $54 million in 2002.

Our interest expense decreased $9 million to $73 million in 2002, compared to $82 million in 2001. The decrease is due to the significant reduction in outstanding debt resulting from the debt restructuring and to a lower average interest rate on debt outstanding, offset by $54 million of non-cash interest accretion related to the 55 Million Euro Note.

Our interest expense increased $3 million in 2001 as compared to 2000 as a result of increased borrowings related to the acquisition and consolidation of MKC and additional debt for operating needs.

Our royalty income remained constant at $3 million in 2002. Our royalty income was $3 million in 2001, as compared to $10 million in 2000. This decrease was primarily a result of the financial consolidation of MKC beginning in the 2000 fourth quarter, as well as reduced net sales and operating profit of Taisil Electronic Materials Corporation (Taisil), our 45%-owned unconsolidated joint venture in Taiwan.

In 2002, other, net was a gain of $18 million, compared to a $6 million loss in 2001. The improvement was primarily due to an $8 million one-time gain on an option on MEMC Pasadena, Inc., which expired October 31, 2002, and to currency gains of $11 million in 2002 compared to currency losses of $4 million in 2001.

Income tax expense in 2002 relates to tax jurisdictions in which we expect to owe current taxes and foreign withholding taxes.

In 2001, income tax expense included an increase in our deferred tax valuation allowance of $461 million to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under Internal Revenue Code Section 382.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG. As a result of the ownership change, approximately $861 million of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Our remaining pre-2002 U.S. net operating losses of approximately $39 million have a negligible value under the restrictions of

Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2002, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Push-down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Equity in Income (Loss) of Joint Ventures	2002	2001	2000
	(Dollars in millions)
Equity in Income (Loss) of Joint Ventures
MKC	NA	NA	$4
Taisil	$1	$(2)	11

As a result of the financial consolidation of MKC beginning in October 2000, equity in income of joint ventures in 2002 and 2001 relates solely to Taisil. Taisil contributed income of $1 million in 2002 compared to a loss of $2 million in 2001. The increased income is a result of lower depreciation and amortization resulting from push-down accounting and a 17% increase in product volumes, offset by a significant decline in average selling prices.

Taisil contributed a loss of $2 million in 2001, compared to $11 million in income in 2000. The decreased income was a result of the weakened conditions in the wafer and semiconductor markets in 2001, causing a 24% decline in Taisil’s product volumes, as well as a significant decrease in Taisil’s average selling prices. During 2001, Taisil also increased its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was approximately $3 million.

Liquidity and Capital Resources

In the first quarter of 2003, we generated $24 million in cash from operating activities, compared to a use of $7 million in operating activities for the first quarter of 2002. We invested $16 million in capital expenditures in the quarter ended March 31, 2003 compared to $3 million in the quarter ended March 31, 2002. Net repayments of debt in the quarter ended March 31, 2003 totaled $12 million compared to $16 million in the quarter ended March 31, 2002.

Accounts receivable of $88 million at March 31, 2003 decreased $7 million, or 7%, from $95 million at December 31, 2002. This decrease was primarily attributable to improved receivable collections. Days’ sales outstanding were 43 days at March 31, 2003 compared to 47 days at December 31, 2002 based upon annualized sales for the respective immediately preceding quarters.

Our inventories increased $6 million, or 7%, to $91 million at March 31, 2003 from $85 million at December 31, 2002. Total related inventory reserves for obsolescence, lower of cost or market issues, or other impairments were $5 million and $11 million at March 31, 2003, and December 31, 2002, respectively. Inventory turns were six at March 31, 2003 and December 31, 2002 based upon annualized cost of goods sold for the respective immediately preceding quarters.

Our net deferred tax assets remained level at $32 million at March 31, 2003 versus $34 million at  December 31, 2002. We provide for income taxes on a quarterly basis based on an estimated annual effective income tax rate. Management believes it is more likely than not that, with our projections of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at March 31, 2003.

Our cash used in investing activities increased $13 million to $15 million in the three months ended March 31, 2003 compared to $2 million in the three months ended March 31, 2002 as a result of increased capital expenditures. At March 31, 2003, we had approximately $25 million of committed capital expenditures related to various manufacturing and technology projects.

Cash used in financing activities decreased to $11 million in the three months ended March 31, 2003 from $16 million in the three months ended March 31, 2002. Financing activities in both periods related primarily to payments of principal on amortizing debt that became due during the period.

Our unsecured short-term borrowings total approximately $57 million at March 31, 2003, under approximately $100 million of short-term loan agreements. We have long-term committed loan agreements of approximately $307 million, of which $192 million is outstanding at March 31, 2003. Our weighted average cost of borrowing, excluding accretion, was 4.1% at March 31, 2003 and December 31, 2002. Our total debt to capital ratio at March 31, 2003 was 82%, compared to 90% at December 31, 2002.

Of the long-term debt and the short-term borrowings, approximately $93 million is owed by MEMC Korea Company (MKC), our South Korean subsidiary, within South Korea. Approximately $61 million of this $93 million debt is due within the next year. MKC had cash and cash equivalents and short-term investments at March 31, 2003 of approximately $114 million. Of this amount, approximately $84 million is subject to regulatory approval on transferability outside South Korea. All of the debt in South Korea may be paid by MKC without regulatory approval.

As a result of the restructuring of MEMC’s debt in 2001, TPG acquired $50 million in principal amount of our newly issued senior subordinated secured notes maturing in November 2007. TPG also retained a 55 million Euro in principal amount of a note issued by our Italian subsidiary. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note (Euro Note) was unsecured and bore interest at 8%. Consistent with the terms of the Euro Note, in September, 2002, we paid 35 million Euro plus accrued interest to TPG, and paid the balance of 20 million Euro plus accrued interest in  April 2003.

We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At March 31, 2003, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $56 million.

As part of the purchase and restructuring transactions, TPG committed to provide a five-year $150 million revolving credit facility to MEMC. That revolving credit facility was replaced with a five-year $150 million revolving credit facility from Citibank/UBS (the Citibank/UBS Facility), guaranteed by TPG. Loans under this facility bear interest at a rate of LIBOR plus 1.5% or an alternate base rate plus 0.5% per annum. At March 31, 2003, we had drawn $70 million against this credit facility. In connection with the amendment of the 55 Million Euro Note, TPG has provided us with a five-year $35 million revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. As a condition to any borrowings under the TPG Facility, we must have repaid the Euro Note obligation in full and must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

The Citibank/UBS Facility, the TPG Facility, and the indenture for our senior subordinated secured notes contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. The minimum quarterly consolidated EBITDA covenant is $16 million, $19 million, and $25 million in the second, third and fourth quarters of 2003, respectively. Thereafter, the minimum quarterly consolidated EBITDA covenant progressively increases to $35 million, $44 million, $52 million and $60 million at the end of the last quarter of 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated backlog covenant was 49 million square inches (msi) in January 2003, progressively increasing to 53 msi, 63 msi, 74 msi, 81 msi and 92 msi in the last month of 2003, 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated revenues covenant was $52 million in January 2003, progressively increasing to $56 million, $67 million, $76 million, $84 million and $92 million in the last month of 2003, 2004, 2005, 2006 and 2007, respectively. Finally, the maximum annual capital expenditures covenant is $50 million for 2003 and increases to $55 million for each of the years 2004 through 2007. In the event that we violate these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

The Citibank/UBS Facility is guaranteed by certain TPG entities. The various guaranties terminate in December 2003, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason if the guarantor does not default under the guaranty. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor’s default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150 million revolving credit facility between us and TPG. The original TPG $150 million revolving credit facility was substantially similar to the Citibank/UBS Facility except that the interest rates were 2% higher than the interest rates under the Citibank/UBS Facility.

The Citibank/UBS Facility, the TPG Facility, and the indenture for the senior subordinated secured notes contain change in control provisions. Under these instruments, if (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then:

•	an event of default shall be deemed to have occurred under the Citibank/UBS Facility and the TPG Facility in which event the loan commitments under these facilities may terminate and the loans and accrued interest then outstanding may become immediately due and payable; and

•	the holders of the senior subordinated secured notes will have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and  use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. MEMC’s significant accounting policies are more fully discussed in Exhibit 13 to our annual report on Form  10-K, as amended, for the fiscal year ended December 31, 2002.

Push-down Accounting

As a result of the purchase of E.ON’s equity interest in MEMC by TPG and the rights possessed by TPG through its ownership of the Preferred Stock as of November 13, 2001, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in MEMC, negative goodwill was generated. The negative goodwill was then allocated to the bases of existing goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment.

This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price. See Note 10 to Consolidated Financial Statements for the quarter ended March 31, 2003 herein.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG’s nominal purchase price.

Inventory Reserves

We adjust the value of our obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 144, requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. In accordance with SFAS No. 144, we have measured long-lived assets to be disposed of by sale (which consists solely of our Spartanburg facility) at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded when management believes it is more likely than not that some items recorded as deferred tax assets will not be realized.

We provide for U.S. income taxes on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. In the first quarter 2003, we reviewed our total net deferred taxes by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets.

Push-down accounting as described above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped.

Market Risk

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2002 and 2001. Actual results may differ materially.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statement of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total debt outstanding would result in a decline in income before taxes of approximately $3 million as of the end of 2002 and 2001.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Euro, the South Korean Won, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition, as indicated above, we have unhedged intercompany loans of approximately $79 million denominated in Japanese Yen. Our South Korean subsidiary also has approximately $14 million in South Korean Won exposure at December 31, 2002 and uses U.S. Dollar as its functional currency. An adverse change of 20 percent in both these Asian currencies versus the U.S. Dollar would result in approximately $19 million reduction in income before taxes.

This calculation assumes that each exchange rate would change in the same direction relative to the U.S. Dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

There have been no significant changes in MEMC’s holdings of interest rate sensitive or foreign currency exchange rate sensitive instruments since December 31, 2002.

At March 31, 2003, we had unhedged Yen exposure represented by a loan to our Japanese consolidated subsidiary, of approximately $85 million and $72 million unhedged Won exposure represented by our South Korean subsidiary’s net Won financial assets. Our South Korean subsidiary utilizes the U.S. Dollar as its functional currency.

BUSINESS

Overview

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. Our industry firsts include:

•	Developing chemical-mechanical polishing of silicon in 1962

•	Commercializing epitaxial wafers for complementary metal oxide semiconductors, or CMOS, applications in 1982

•	Commercializing 200 millimeter wafers, in partnership with IBM, in the mid-to-late 1980s

•	Developing the first process using granular polysilicon in 1991

•	Developing the Magic Denuded Zone®, or MDZ®, thermal processing technique in the mid-1990s, for which the first patent on this technology was granted in 1999

•	Developing the world’s first silicon wafer with a 100% defect-free crystalline structure in the mid-1990s, for which the first patent on this technology was granted in 1999

As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 750 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications. We believe that our history of technological innovation, broad product portfolio and close customer relationships allow us to compete effectively in the wafer industry.

We were incorporated in 1984 as a Delaware corporation and completed our initial public stock offering in 1995. Our corporate structure includes, in addition to our wholly owned subsidiaries, a 45%-owned unconsolidated joint venture in Taiwan (Taisil Electronic Materials Corporation or Taisil), an 80%-owned consolidated joint venture in South Korea (MEMC Korea Company or MKC) and an 80%-owned consolidated joint venture in Sherman, Texas (MEMC Southwest Inc.). On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated notes, warrants and convertible preferred stock. In July 2002, the preferred stock was converted into 125,010,556 shares of our common stock. TPG currently beneficially owns approximately 90.2% of our outstanding common stock (80.7% following completion of this offering). See “Certain Relationships and Related Transactions.”

We are engaged in one reportable industry segment—the design, manufacture and sale of electronic grade silicon wafers for the semiconductor industry.

Industry Background

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. The worldwide semiconductor device industry grew at a compound annual growth rate of 12% from $24 billion in revenues in 1985 to $153 billion in 2002 according to Gartner Dataquest estimates. Throughout this period, the industry has been characterized by cyclicality. In 2000, semiconductor revenues grew by 33%, according to Gartner Dataquest estimates. In 2001, semiconductor industry revenues declined by 32%, according to Gartner Dataquest estimates, as a result of weakened demand and a broad-based inventory correction. However, the semiconductor industry has begun to recover, with modest annual revenue growth of 1% in 2002 and projected annual revenue growth of approximately 8.9% in 2003, according to Gartner Dataquest estimates.

Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2000, due to the increased demand for semiconductor devices, silicon wafer consumption increased 23.7% from 1999, according to Gartner Dataquest. In 2001, as a result of the decline in the semiconductor industry, silicon wafer consumption decreased 29% from 2000, according to Gartner Dataquest estimates. The decline in silicon wafer demand resulted in excess supply in the wafer industry, which caused increased downward pressure on average selling prices. However, in 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing production costs.

Semiconductor device manufacturers focus on improving their efficiency and lowering their cost per device. Because larger wafers allow for an increased number of semiconductor devices per wafer, moving to larger wafers can provide semiconductor device manufacturers with higher productivity and reduced cost per device. Thus, semiconductor device manufacturers continue to move to larger diameter wafers, with the 200 millimeter wafer being the primary wafer used today. Though semiconductor manufacturers are beginning to use 300 millimeter wafers for volume production, the 200 millimeter wafer is expected to be the primary wafer size through 2007, according to Gartner Dataquest.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe these manufacturers will continue to select wafer suppliers that offer advanced technology capabilities, a broad product portfolio and superior service to satisfy their exacting device requirements.

Strategy

Our objective is to maintain and enhance our position as a leading worldwide producer of wafers for the semiconductor device industry. Our strategies to achieve this objective include:

Focus solely on providing wafers

Throughout our history, we have focused on developing innovative products and process technologies within the wafer industry. Because we are focused exclusively on wafers, we have the ability to respond rapidly to changing technology requirements and to develop close relationships with our customers. Our customers, who represent the leading semiconductor device manufacturers in the world, are the primary source in determining where we channel our financial and human resources and focus our technological efforts. We believe that our deep level of collaboration with our customers enhances our ability to align our business practices with our customers’ requirements. A key component of our customers’ requirements is the continual development of new products and refinement of existing products to meet their needs. We offer a broad range of high-quality wafers and give our customers choices from thousands of unique combinations of wafer specifications.

Maintain and enhance our technology leadership position

We have been a pioneer in the design and development of wafer technologies over the past four decades and have recently adopted a new model for our research and development group that combines engineering innovation with specific commercialization strategies. We will continue to use and develop our portfolio of technologies to provide a combination of product features that fulfills the exacting specifications of our customers’ manufacturing requirements for increasingly complex wafers. Two of our more recent innovations are Magic Denuded Zone® (MDZ®) wafer technology and defect-free crystal, both of which we have incorporated in our OPTIA™ product. These two innovations are designed to help our customers improve the yield and capability of their semiconductor fabrication processes.

Focus on continuous cost reduction and return on invested capital

Continuous cost reduction and a disciplined capital expenditure program are key components of our long-term financial strategy. During the past few years, we have taken significant steps to reduce our cost structure and improve the efficiency of our global manufacturing processes. These steps have included headcount reductions, process improvements, streamlining of material flows and working with our suppliers to reduce the total cost of ownership of our materials and supplies. These actions in aggregate have improved our cycle times by 25% over the last two fiscal years and increased our productivity by nearly 60% in 2002, as compared to 2001, with productivity measured by volume produced divided by headcount. With our reduced cost structure, we believe we have substantially reduced the annual sales we need to generate in order to achieve operating income.

Leverage our scalable infrastructure

We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. We have made significant investments in our manufacturing facilities and equipment and research and development in order to expand our production capacity for 200 millimeter wafers and to develop 300 millimeter and other advanced wafer technologies. With available manufacturing infrastructure already in place, we believe we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation.

Products

We offer wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements. Our wafers vary in diameter, surface features, composition, purity levels, crystal properties and electrical properties. We provide our customers with a reliable supply of high-quality wafers with consistent characteristics. These wafers range from 100 millimeter to 300 millimeter in diameter.

We are continually advancing our products’ capabilities. In addition to other new product offerings, we offer wafers with the MDZ® product feature. As compared to traditional techniques, this patented product feature increases our customers’ yields in both prime polished and epitaxial wafers by drawing impurities away from the surface of the wafer in a manner that is efficient and reliable, with results that are reproducible.

Our products include three general categories of wafers:

PRIME POLISHED WAFERS

Our prime polished wafer is a highly refined, pure wafer with an ultraflat and ultraclean surface. Our prime polished wafers are manufactured with a sophisticated chemical-mechanical polishing process that removes defects and leaves an extremely smooth surface. As devices become more complex, wafer flatness and cleanliness requirements, along with crystal perfection, become increasingly important because these properties have a significant impact on our customers’ processes and yields.

Our ADVANTA™ product allows our customers to make more complex semiconductor devices at acceptable yield levels by reducing the number of defects in the crystal structure in the wafer. The ADVANTA™ product, which may include the MDZ® feature, offers higher performance than our standard polished wafer. We are currently shipping significant volumes of ADVANTA™ wafers to our customers.

Our OPTIA™ wafer is a 100% defect-free crystalline structure based on our patented technologies and processes, including MDZ®. We believe the OPTIA™ wafer is the most technically advanced polished wafer available today. We are shipping commercial volumes of OPTIA™ wafers to some customers, and we are in the process of qualifying OPTIA™ wafers with other customers.

EPITAXIAL WAFERS

Our epitaxial, or EPI, wafers consist of a thin, single-crystal silicon layer grown on the polished surface of the wafer. Typically, the epitaxial layer has different electrical properties from the underlying wafer. This provides our customers with better isolation between circuit elements than a polished wafer, and the ability to tailor the wafer to the specific demands of the device. Without sufficient isolation of the various elements, the elements could communicate electrically with each other, which could render the device useless. Epitaxial wafers provide improved isolation, thereby allowing for increased reliability of the finished semiconductor device and greater efficiencies during the semiconductor manufacturing process, which ultimately allows for more complex semiconductor devices.

Our AEGIS™ product is designed as a replacement for many polished, annealed, and other epitaxial wafers. The AEGIS™ wafer includes a thin epitaxial layer grown on a standard substrate and also incorporates our MDZ® product feature. The AEGIS™ wafer’s thin epitaxial layer eliminates harmful defects on the surface of the wafer, thereby allowing device manufacturers to increase yields and improve process reliability. We are currently shipping significant volumes of AEGIS™ wafers to some customers, and we are in the process of qualifying AEGIS™ wafers with other customers.

TEST/MONITOR WAFERS

We supply test/monitor wafers to our customers for their use in testing semiconductor fabrication lines and processes. Although test/monitor wafers are substantially the same as prime polished wafers with respect to cleanliness, and in some cases flatness, other specifications are generally less rigorous. This allows us to produce test/monitor wafers from the portion of the silicon ingot that does not meet customer specifications for wafers to be used in the manufacture of semiconductors. Therefore, sales of test/monitor wafers allow us to experience a higher overall yield.

The table below summarizes our key products and corresponding applications:

Wafer Type	Name	Purity Characteristics	MDZ® for Optimized Impurity Control	Key Applications
Prime Polished	Standard	• Low surface and bulk crystalline defect densities • Oxygen control for efficient impurity control	Optional

•   Broad device range including processors, analog, discrete and memory devices

•   Devices with broadest range of line-widths (the distance between circuit elements)

•   Devices sensitive to manufacturing impurities

	ADVANTA™	• Lower overall crystalline defect densities • Defects confined to central wafer area	Optional	• High performance devices • Devices with smaller line-widths • Devices sensitive to manufacturing impurities

	OPTIA™	• 100% defect-free crystalline structure	Yes	• Advanced devices • High performance devices including logic and memory, and particularly flash memory, devices • Devices with the smallest line-widths

EPI	Standard	• Defect-free epitaxial surface layer tailored to device application	No	• Advanced devices • Devices requiring layered silicon resistivity

	AEGIS™	• Thin defect-free epitaxial surface layer	Yes	• Advanced CMOS logic and memory devices • High performance processors • Devices with small line-widths

Test/Monitor	Standard	• Defect densities tailored to customer application	No	• Monitoring of devise process particles, film thickness, implantation and contamination

Sales, Marketing and Customers

We market our products primarily through a global direct sales force. We and our unconsolidated joint venture have customer service and support centers globally, including in China, France, Germany, Italy, Japan, Malaysia, South Korea, Taiwan, the United Kingdom and the United States. A key element of our marketing strategy is establishing and maintaining close relationships with our customers. We accomplish this through multi-functional teams of technical, sales and marketing, and manufacturing personnel. These teams work closely with our customers to continually optimize our products for their production processes in their current and future facilities. Our close relationships with our customers are further developed through lengthy qualification processes by which customers qualify wafer manufacturing facilities and products. We monitor changing customer needs and target our research and development and manufacturing to produce wafers adapted to each customer’s process and requirements. We complete sales principally through indicative-only contracts of one year or less, which indicate expected volumes and specify price.

We sell our products to virtually all major semiconductor device manufacturers, including the major memory, microprocessor and ASIC manufacturers as well as the world’s largest foundries. We made approximately 63% of our sales to ten customers in 2002. Samsung and STMicroelectronics each accounted for more than 10% of our sales in 2002. No other customers represented 10% or more of our 2002 sales. See “Risk Factors—We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.”

Manufacturing

To meet our customers’ needs worldwide, we have established a global manufacturing network consisting of nine manufacturing facilities, including the manufacturing facility of our unconsolidated joint venture in Taiwan.

Our wafer manufacturing process begins with high purity electronic grade polysilicon. The polysilicon is melted in a quartz crucible along with minute amounts of electrically active elements such as arsenic, boron, phosphorous or antimony. We then lower a silicon seed crystal into the melt and slowly extract it from the melt. The resultant body of silicon is called an ingot. The temperature of the melt, speed of extraction and rotation of the crucible govern the diameter of the ingot, while the concentration of the electrically active element in the melt governs the electrical properties of the wafers to be made from the ingot. This is a complex, proprietary process requiring many control features on the crystal-growing equipment.

We then grind the ingots to the specified diameter and slice the ingots into thin wafers. Next, we prepare the wafers for surface polishing with a multi-step process using precision lapping machines, edge contour machines and chemical etchers. Final polishing and cleaning processes give the wafers the clean and ultraflat mirror polished surfaces required for the fabrication of semiconductor devices. We further process some of our products into epitaxial wafers by utilizing a chemical vapor deposition process to deposit a single crystal silicon layer on the polished surface.

In certain of our manufacturing facilities, we have fully integrated manufacturing capabilities that encompass the full range of wafer manufacturing process steps, including ingot growth, wafer slicing, wafer polishing and epitaxial deposition. We conduct certain of our processes in state-of-the-art Class 1 cleanroom environments.

Raw Materials

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. The main raw material in our production process is polysilicon. In 2002, we produced over three-fourths of our total polysilicon requirements and purchased the remainder of our requirements from others. We use two types of polysilicon: granular polysilicon and chunk polysilicon. We produce all of our requirements for granular polysilicon at our facility in Pasadena, Texas. We do not believe there are other sources of electronic grade granular polysilicon. Chunk polysilicon can be substituted for granular polysilicon, although our manufacturing throughput and yields could be adversely affected and, in some cases, we might be required to obtain new qualifications from our customers for the substitution. The availability of chunk polysilicon currently significantly exceeds demand. We believe that an adequate supply of chunk polysilicon will be available internally or from others for the foreseeable future. See “Risk Factors—Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.”

Research and Development

The wafer market is characterized by continuous technological development and product innovation. We believe that continued and timely development of new products and enhancements to existing products are necessary to maintain our competitive position. Our goal in research and development is to maintain a close working relationship with our customers to continually develop new products and refine existing products to meet the needs of the marketplace. We have recently adopted a new model for our research and development group that combines engineering innovation with specific commercialization strategies. Our new model closely aligns our technology efforts with our customers’ requirements.

In addition, in order to strengthen our customer relationships and interaction and to better target our research and development efforts, we assign research and development engineers to key customers worldwide. We do this through our Applications Engineering Group in four of our laboratories located in the United States, Italy, Japan and South Korea, as well as field and resident engineers located at strategic locations throughout the world. Certain resident engineers are dedicated to specific accounts. The primary purpose of the Applications Engineering Group is to establish a close, technical working relationship with our customers to obtain a better knowledge of our customers’ material requirements.

We devote a portion of our research and development resources to enhance our position in the crystal technology area. We have dedicated engineers and scientists, located in our St. Peters, Missouri, Merano, Italy and Chonan, South Korea facilities, to further our understanding of defect control, cost reduction and the use of granular polysilicon. In conjunction with these efforts, we are developing wafering technologies to meet advanced flatness and particle requirements of our customers. In addition, we continue to focus on the development of our advanced epitaxial wafer technology with a dedicated staff of scientists, located primarily in our St. Peters, Missouri facility and in our Novara, Italy and Utsunomiya, Japan facilities, who focus on the development of new epitaxial wafer products and cost reduction processes.

In addition to our focus on advancements in wafer material properties, we also continue to invest in research and development associated with larger wafer diameters. We produced our first 300 millimeter diameter wafer in 1991 and continue to enhance our 300 millimeter technology program using our staff of research and development scientists, engineers and technicians located in our St. Peters, Missouri and Utsunomiya, Japan facilities. In addition, we continue to focus on process design advancements to drive cost and productivity improvements.

Research and development expenses were $27.4 million in 2002, $65.7 million in 2001, and $72.2 million in 2000, or 4.0%, 10.6% and 8.3% of our net sales for those periods, respectively.

Competition

The market for wafers is highly competitive. We compete in all the major semiconductor-producing  regions of the world and face intense competition from established manufacturers. Our major competitors  include Shin-Etsu Handotai, Sumitomo Mitsubishi Silicon and Wacker Siltronic. Our wafers compete with wafers manufactured by others on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We believe we are competitive on the basis of these factors. See “Risk Factors—We experience intense competition in the wafer industry, which may have an adverse effect on our business.”

Proprietary Information and Intellectual Property

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on patents and trade secrets  as part of our ongoing research, development and manufacturing activities. As of March 31, 2003, we owned  of record or beneficially approximately 220 U.S. patents, of which approximately 10 will expire by 2005, approximately 20 will expire between 2006 and 2010 and approximately 190 will expire after 2010. As of  March 31, 2003, we owned of record or beneficially approximately 410 foreign patents, of which approximately 20 will expire by 2005, approximately 65 will expire between 2006 and 2010 and approximately 325 will expire after 2010. These foreign patents are generally counterparts of our U.S. patents. As of March 31, 2003, we had approximately 80 pending U.S. patent applications and approximately 680 pending foreign patent applications.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. In addition, we have entered into a technology transfer agreement among us, Texas Instruments Incorporated and MEMC Southwest under which we have agreed to indemnify MEMC Southwest and Texas Instruments Incorporated against certain claims of infringement of the intellectual property rights of others.

Employees

At March 31, 2003, we had approximately 4,700 total employees of which approximately 200 were temporary workers. We have approximately 2,000 unionized employees in our St. Peters, Missouri, Pasadena, Texas, South Korea and Italy facilities. We have not experienced any material work stoppages at any of our facilities during the last several years.

Facilities

Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000. Our principal manufacturing and administrative facilities and the principal manufacturing and administrative facilities of our unconsolidated joint venture comprised an aggregate of approximately 3.8 million square feet as of March 31, 2003, and were situated in the following locations:

Location	Square Footage
St. Peters, MO, USA.	756,000
Sherman, TX, USA	693,000
Chonan, South Korea	460,000
Pasadena, TX, USA	436,000
Merano, Italy	319,000
Novara, Italy	322,000
Utsunomiya, Japan	305,000
Kuala Lumpur, Malaysia	53,000
Hsinchu, Taiwan	450,000

We lease a portion of our St. Peters facility pursuant to a lease agreement between us and the City of O’Fallon, Missouri that was entered into in connection with an industrial revenue bond financing. The term of the St. Peters lease expires in 2011, and we have the option to purchase the leased portion of the St. Peters facility at the end of the lease. We also lease our facility in Pasadena, Texas. The term of the Pasadena lease expires in 2030 and is extendable for four additional renewal terms of five years each. Taisil leases the land on which its Hsinchu, Taiwan facility is located. This lease expires in 2014. We also lease our facility in Kuala Lumpur, Malaysia. This lease expired by its terms in April 2003, and we have reached an agreement in principle on a three-year extension of this lease. In 1999, we discontinued manufacturing operations at our small diameter wafer facility in Spartanburg, South Carolina. The Spartanburg facility is now being offered for sale.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our current requirements. The extent of utilization of these facilities varies from plant to plant and from time to time during the year.

Geographic Information

Information regarding our foreign and domestic operations is contained in Note 19 to our Consolidated Financial Statements for the year ended December 31, 2002 included in this prospectus supplement.

Legal Proceedings

Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al.

In a case entitled Damewood vs. Ethyl Corporation, et al. (Cause No. 96-38521), filed on August 1, 1996, three employees of the former operator of MEMC Pasadena’s plant, Albemarle Corporation, filed suit against us and others in the 189th Judicial District Court, Harris County, Texas. The employees alleged that they sustained injuries during an explosion at that plant on January 27, 1996. We settled this matter with the plaintiffs and were dismissed as a party. One of the other defendants, Ethyl Corporation, was the only defendant in this case at the time of trial in October 1998. A jury awarded a verdict in favor of the plaintiffs that resulted in a judgment against Ethyl Corporation in the amount of $6.8 million. Ethyl Corporation appealed this judgment. Ethyl Corporation and the plaintiffs subsequently settled this matter for $5.2 million.

On September 29, 1998, Albemarle Corporation made a demand against us for defense and indemnity in this case on behalf of Ethyl Corporation. Albemarle Corporation assumed the obligation to defend and indemnify Ethyl Corporation under an agreement in which Ethyl Corporation transferred ownership of the plant where the injury took place to Albemarle Corporation. In November 1998, we made a demand for indemnity in this case against Albemarle. Demands for indemnity made by Albemarle Corporation on behalf of Ethyl Corporation and by us are both based on contractual indemnity language contained in the contract for the sale of the MEMC Pasadena plant from Albemarle Corporation to us.

In a case entitled Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al. (Cause  No. 2002-59930), filed on November 20, 2002 in the 55th Judicial District Court, Harris County, Texas, Albemarle and its insurers filed suit against us and MEMC Pasadena seeking indemnification and costs of defense in the above matter. On February 14, 2003, we filed an answer denying the allegations by Albemarle and its insurers. On March 17, 2003, we filed a counterclaim against Albemarle seeking indemnification, costs of defense and payment of certain funds recovered by Albemarle’s workers’ compensation carrier in connection with the above matter.

We do not believe that this matter will have a material adverse effect on us. However, due to uncertainty regarding the litigation process, the scope and interpretation of contractual indemnity provisions and the status of any insurance coverage, the outcome of this matter could be unfavorable, in which event we might be required to pay damages and other expenses.

Lemelson Medical, Education and Research Foundation, Limited Partnership vs. ESCO Electronics Corporation, et al.

In a case entitled Lemelson Medical, Education and Research Partnership vs. ESCO Electronics Corporation, et al. (Civil Action No. 00-0660-PHX-ROS) filed on April 14, 2000, the Lemelson Medical, Education and Research Foundation, Limited Partnership filed suit against us and approximately 90 other companies in the United States District Court for the District of Arizona. The Lemelson Foundation alleges that we infringe on certain patents owned by the Lemelson Foundation related to bar coding and machine vision reading systems. The Lemelson Foundation seeks actual and treble damages against us in an unstated amount, attorneys’ fees and an order enjoining us from further infringement of the unexpired patents. On March 29, 2001, the court issued an order to stay this litigation pending the entry of a final non-appealable judgment in earlier-filed actions involving the same patents. We continue to believe there are substantial reasons why the asserted patents are invalid, unenforceable and not infringed by our processes. We do not believe that this matter will have a material adverse effect on us. However, due to the uncertainty of the litigation process, the outcome of this action could be unfavorable, in which event we might be required to obtain a license and pay damages and other expenses.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of April 23, 2003:

Name	Age	Position
Nabeel Gareeb	38	President, Chief Executive Officer and Director
James M. Stolze	59	Executive Vice President and Chief Financial Officer
Jonathon P. Jansky	51	Senior Vice President
Chandrasekhar Sadasivam	43	Senior Vice President
Thomas P. Stiffler	56	Senior Vice President
David L. Fleisher	41	Vice President, General Counsel and Corporate Secretary
Robert J. Boehlke	61	Director
Jean-Marc Chapus	43	Director
James G. Coulter	43	Director
John G. Danhakl	47	Director
Gene J. Frantz	36	Director
John Marren	40	Chairman of the Board of Directors
C. Douglas Marsh	57	Director
William E. Stevens	60	Director
William D. Watkins	50	Director

Nabeel Gareeb has been our President and Chief Executive Officer since April 2002 and has been a Director since that time. Prior to joining MEMC, Mr. Gareeb was the Chief Operating Officer of International Rectifier Corporation, a leading supplier of power semiconductors. Mr. Gareeb joined International Rectifier in 1992 as Vice President of Manufacturing and subsequently held other senior management positions.

James M. Stolze has been our Executive Vice President and Chief Financial Officer since June 1995. Prior to joining us, he was a partner with KPMG LLP from 1977 to 1995. Mr. Stolze currently serves on the board of directors of ESCO Technologies Inc.

Jonathon P. Jansky was Plant Manager of our St. Peters facility from 1992 until January 1997, Corporate Vice President, Investment Planning from January 1997 to May 1998 and has been our Senior (formerly Corporate) Vice President, Operations since May 1998.

Chandrasekhar Sadasivam has been our Senior Vice President, Research and Development since July 2002. Dr. Sadasivam was President of MEMC Japan Ltd., our Japanese subsidiary, from April 2002 to June 2002. From July 2000 to March 2002, Dr. Sadasivam served as our Director, Worldwide Operations Technology. Dr. Sadasivam was Director, Technology for MEMC Korea Company, our South Korean subsidiary, from July 1999 to June 2000. From September 1997 to June 1999, Dr. Sadasivam held positions in the manufacturing technology group for our St. Peters facility.

Thomas P. Stiffler has been our Senior (formerly Corporate) Vice President, Human Resources since December 2000. Mr. Stiffler was a senior human resources officer of ITT Industries, a global, multi-industry company, from 1999 to 2000, Senior Vice President, Director of Administration of ITT Automotive Corporation, an automotive parts and systems supplier, from 1998 to 1999 and Senior Vice President, Director of Administration of ITT Financial Corporation, a commercial financing company, from 1992 to 1998.

David L. Fleisher has been our General Counsel and Secretary since October 2001 and has been a Vice President since July 2002. From March 1996 to September 2001, Mr. Fleisher was our Senior Attorney. Prior to joining us, Mr. Fleisher was an attorney at two major law firms from 1990 to 1996. Prior to that time, he spent three years as a senior accountant with KPMG LLP.

Robert J. Boehlke has been a Director since 2001 and was most recently Executive Vice President and Chief Financial Officer of KLA-Tencor, a position he held from 1990 until his retirement in June 2000. KLA-Tencor is a supplier of process control and yield management solutions for the semiconductor manufacturing industry. Mr. Boehlke is a member of the board of directors of DuPont Photomasks, Inc., Entegris, Inc. and LTX Corporation.

Jean-Marc Chapus has been a Director since 2001 and has served as Managing Director of Trust Company of the West, an investment management firm, and President of TCW/Crescent Mezzanine L.L.C., a private investment fund and an affiliate of MEMC, since March 1995. Mr. Chapus is a member of the board of directors of Starwood Hotels and Resorts Worldwide, Inc. and several private companies.

James G. Coulter has been a Director since 2001 and is a founding partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC, and has been Managing General Partner of Texas Pacific Group since 1992. Mr. Coulter serves on the board of directors of GlobeSpanVirata, Seagate Technology and several private companies.

John G. Danhakl has been a Director since 2001 and has been a partner at Leonard Green & Partners, L.P., a privately held investment firm since 1995. Mr. Danhakl presently serves on the board of directors of The Arden Group, Inc., Big 5 Sporting Goods Corporation, Communications & Power Industries, Inc., TwinLab Corporation, Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc., Leslie’s Poolmart, Inc., VCA Antech, Inc., Petco Animal Supplies, Inc. and Rite Aid Corporation.

Gene J. Frantz has been a Director since 2003 and is a partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC. Mr. Frantz joined Texas Pacific Group in 1999. From 1998 to 1999, Mr. Frantz led Oracle Corporation’s venture capital effort. From 1995 to 1998, Mr. Frantz was a Vice President at Morgan Stanley Dean Witter & Co., specializing in technology mergers and acquisitions.

John Marren has been Chairman of the Board of Directors of MEMC since November 2001. Mr. Marren is a partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC. From 1997 through April 2000, Mr. Marren was Managing Director and Co-Head of Technology Investment Banking at Morgan Stanley. Mr. Marren serves on the board of directors of GlobeSpanVirata, ON Semiconductor Corporation and Zhone Technologies Inc.

C. Douglas Marsh has been a Director since 2001 and has been employed with ASM Lithography, Inc., a supplier of photolithography equipment to the semiconductor industry, since 1988 and currently holds the position of Vice President Business Integration & U.S. Institutional Investor Relations. Mr. Marsh serves on the board of directors of ATMI, Inc.

William E. Stevens has been a Director since 2001 and currently serves as Chairman of BBI Group, Inc., a private equity investment firm. Mr. Stevens served as Chairman and Chief Executive Officer of the Wesmark Group from 1999 to 2001. From 1996 to 1999, Mr. Stevens was an Executive Vice President with Mills & Partners, a private equity and leveraged investment firm. Mr. Stevens serves on the board of directors of McCormick & Company, Incorporated.

William D. Watkins has been a Director since 2002 and has served as President and Chief Operating Officer of Seagate Technology, a manufacturer of disc drives and disc drive components, since May 2000. Mr. Watkins joined Seagate Technology as Executive Vice President, Recording Media Group in February 1996 in connection with Seagate’s merger with Conner Peripherals. In October 1997, Mr. Watkins took on additional responsibility as Executive Vice President of the Disc Drive Operations and in August 1998 was appointed to the position of Chief Operating Officer, with responsibility for Seagate’s disc drive manufacturing, recording media, and recording head operations. Mr. Watkins was promoted to President of Seagate in May 2000 with additional responsibility of product research and development. Mr. Watkins serves on the board of directors of Seagate Technology and Iolon, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The selling stockholder is TPG Wafer Holdings LLC. The selling stockholder is a member of an investor group led by Texas Pacific Group, including funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III LLC (collectively, TPG). On September 30, 2001, TPG entered into a purchase agreement with E.ON and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock. TPG Wafer Holdings currently beneficially owns approximately 90.2% of the outstanding shares of MEMC common stock (80.7% following completion of this offering), including all of the 16,666,667 outstanding warrants to purchase MEMC common stock.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

Restructuring Agreement

In connection with and as a condition of closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and antidilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with warrants to acquire up to 16,666,667 shares of our common stock, subject to certain antidilution adjustments.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock, the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of our common stock. As a result, TPG owns or has the right to acquire, through exercise of the warrants, approximately 192 million shares of our common stock, which would represent approximately 90.2% of our outstanding common stock.

Board Representation

The restructuring agreement required the MEMC Board of Directors to appoint a total of four nominees designated by TPG Wafer Holdings prior to the closing, to be allocated to the different director classes as specified by TPG Wafer Holdings. In addition, the restructuring agreement provided that commencing with the next annual meeting of our stockholders, and at each annual meeting thereafter, TPG Wafer Holdings was entitled to present to the Board of Directors a number of nominees for election to the class of directors up for election at such annual meeting equal to the number of TPG Wafer Holdings nominees in such class immediately prior to such election. We agreed to cause each such TPG Wafer Holdings designated nominee to be included in the slate of nominees recommended by the Board to the stockholders for election, and to use our best efforts to cause those nominees to be elected. TPG Wafer Holdings retained these contractual rights so long as at least $130 million in stated value of the Series A Cumulative Convertible Preferred Stock remained outstanding and TPG Wafer Holdings and its affiliates beneficially owned greater than 50% of the preferred stock. Accordingly, these contractual rights terminated on July 10, 2002 when TPG Wafer Holdings converted all of the outstanding Series A Cumulative Convertible Preferred Stock into common stock. As a practical matter, TPG Wafer Holdings currently possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock.

Notes and Warrants

The senior subordinated secured notes due 2007 issued by MEMC under the terms of the restructuring agreement are guaranteed by our domestic subsidiaries and bear interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. As collateral under the notes, we have pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The notes and the related security interest are subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below.

In addition, the notes and related indenture contain substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “— Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2002, the interest accrued on the notes totaled approximately $4.0 million.

The warrants issued by MEMC entitle the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock at an exercise price of $3.00 per share, subject to certain antidilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Pursuant to the restructuring agreement, we agreed to restructure the 55 million Euro debt issued by our Italian subsidiary, on terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at a rate of 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. The parties were unable to restructure the Italian debt on the original terms contemplated in the restructuring agreement. On September 6, 2002, our Italian subsidiary and TPG amended the Italian debt and our Italian subsidiary issued a new promissory note evidencing such indebtedness. Under the new promissory note, our Italian subsidiary paid 35 million Euro of the principal to TPG on September 24, 2002. The remaining 20 million Euro of principal was paid on April 15, 2003 and there are no further obligations due on this note. In 2002, our Italian subsidiary paid TPG approximately 6.4 million Euro interest on the prior Italian debt and the replacement promissory note.

In connection with the amendment of the Italian debt, TPG provided MEMC with a new $35 million secured revolving credit facility. See “—TPG Credit Agreement” below.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants, the notes and the accompanying guarantees and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). We originally agreed that, on or before August 10, 2002, we would file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. The filing deadline has subsequently been extended until August 31, 2003. TPG currently beneficially owns 191,637,193 shares of our common stock which are covered by the registration rights agreement. The registration statements of which this prospectus supplement and accompanying prospectus forms a part satisfies our obligation with respect to the 12,000,000 shares offered by the selling stockholder under this prospectus supplement and the accompanying prospectus.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. The original TPG credit facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG revolving credit facility with a substantially similar five-year revolving credit facility with an affiliate of

Citibank, N.A. On December 21, 2001, we entered into the new Citibank credit facility which replaced the TPG credit facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS credit facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG credit facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS credit facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. MEMC must maintain compliance with these covenants in order to draw on the facility. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility.

In 2002, we paid TPG approximately $810,000 in commitment and other fees related to the original TPG credit facility and the guaranties under the Citibank/UBS credit facility.

TPG Credit Agreement

In connection with the amendment of the Italian debt described under “—Notes and Warrants” above, TPG agreed to provide us with a new $35 million secured revolving credit facility. On December 5, 2002, we entered into the new $35 million five-year revolving credit facility with TPG. The interest rate under the new TPG facility is LIBOR plus 10% or an alternative base rate plus 9%. The new TPG facility is secured by substantially the same collateral that secures the Citibank/UBS facility. The TPG facility and related security interest are subordinate in priority and in right of payment to the Citibank/UBS facility and the reimbursement agreement described under “—Citibank/UBS Credit Agreement.” As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the new TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The new TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the new TPG facility. In addition, outstanding loans under the new TPG facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the TPG facility. As a condition to any borrowings under the new TPG facility, the Italian debt obligation must have been repaid in full, and we must have borrowed in full all amounts available under the Citibank/UBS facility. The commitments under the TPG facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

Under the terms of the new TPG facility, we paid TPG a one-time underwriting fee of $850,000, a one-time commitment fee of $200,000 and we have agreed to pay a commitment fee of 0.5% per annum on the unused amount of the TPG facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses, and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2002 we paid TPG management advisory fees of $1.5 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We were responsible for the payment of all our expenses incurred in connection with the restructuring agreement and the subsequent negotiation and documentation of the $150 million Citibank/UBS replacement credit facility, the new $35 million TPG credit facility and the new Italian promissory note, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in such transactions. In 2002, we paid or otherwise reimbursed TPG for approximately $2.8 million of expenses incurred by TPG for legal counsel, financial advisors, other third party consultants, certain insurance costs, and certain miscellaneous expenses related to the restructuring, the new Italian promissory note and certain activities related to TPG’s ownership of MEMC securities.

Ownership Interest in TPG Wafer Management

Certain of our executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 58% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.87% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns approximately $750,000 in principal amount of our senior secured notes and 250,000 of our warrants. Upon consummation of the merger described above, TPG Wafer Management will receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Management would have received 2,624,558 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior secured notes and 9,850,001 of our warrants. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Partners would have received 103,407,581 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of our common stock as of March 31, 2003, and as adjusted to reflect the shares of common stock being offered hereby, by:

•	the selling stockholder;

•	other entities known to be beneficial owners of more than 5% of our outstanding common stock;

•	each of our current directors and named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated below, each of the persons and entities named in the tables has sole voting and investment power with respect to the shares listed as beneficially owned by such person or entity. The number of shares shown as beneficially owned includes shares of common stock subject to options and warrants that are currently exercisable or will be exercisable within 60 days of March 31, 2003. Shares of common stock subject to options and warrants that are currently exercisable or will be exercisable within 60 days of March 31, 2003, are considered to be outstanding for the purpose of determining the percentage of shares held by a holder, but not for the purpose of computing the percentage held by others.

Selling Stockholder and 5% Beneficial Owners

All of the shares of common stock being offered by the selling stockholder were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001. For information regarding the selling stockholder’s relationship with MEMC, see “Certain Relationships and Related Transactions.”

Name	Shares Beneficially Owned Prior to the Offering(1)				Shares Beneficially Owned After the Offering*
	Number		Percent	Shares Being Offered*	Number		Percent(2)

TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(3)	90.2%	12,000,000	179,637,193	(3)	80.7%

TPG Wafer Partners LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(3)(4)	90.2%	12,000,000	179,637,193	(3)(4)	80.7%

TPG Wafer Management LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(3)(4)	90.2%	12,000,000	179,637,193	(3)(4)	80.7%

TPG Advisors III, Inc. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(5)	90.2%	12,000,000	179,637,193	(5)	80.7%

T(3) Advisors, Inc. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(5)	90.2%	12,000,000	179,637,193	(5)	80.7%

T(3) Advisors II, Inc. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	(5)	90.2%	12,000,000	179,637,193	(5)	80.7%

Green Equity Investors III, L.P. 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(3)(4)	90.2%	12,000,000	179,637,193	(3)(4)	80.7%

Green Equity Investors Side III, L.P. 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(3)(4)	90.2%	12,000,000	179,637,193	(3)(4)	80.7%

Name	Shares Beneficially Owned Prior to the Offering(1)				Shares Beneficially Owned After the Offering*
	Number		Percent	Shares Being Offered*	Number		Percent(2)

GEI Capital III, L.L.C. 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(6)	90.2%	12,000,000	179,637,193	(6)	80.7%

LGP Management, Inc. 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(6)	90.2%	12,000,000	179,637,193	(6)	80.7%

Leonard Green & Partners, L.P. 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(6)	90.2%	12,000,000	179,637,193	(6)	80.7%

TCW/Crescent Mezzanine Partners III, L.P. 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(3)(4)(7)	90.2%	12,000,000	179,637,193	(3)(4)(7)	80.7%

TCW/Crescent Mezzanine Trust III 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(3)(4)(7)	90.2%	12,000,000	179,637,193	(3)(4)(7)	80.7%

TCW/Crescent Mezzanine Partners III Netherlands, L.P. 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	191,637,193	(3)(4)(7)	90.2%	12,000,000	179,637,193	(3)(4)(7)	80.7%

*	Assumes no exercise of the underwriters’ over-allotment option.
(1)	Based on information contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings LLC (“TPG Wafer Holdings”), TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002 and Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002. Assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock. TPG Wafer Holdings is the record owner of 174,970,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. The reporting persons have shared voting power and investment power over all 191,637,193 shares.
(2)	Assumes 205,890,245 shares of our common stock outstanding after the offering, based on 195,890,245 shares of our common stock outstanding as of March 31, 2003. Also assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock.
(3)

These entities have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein and in footnote (3) to this table. These entities have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity

Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

(4)	These entities and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million revolving credit facility; TPG Wafer Partners’ right of first offer to the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.
(5)	David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 174,970,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 9,850,001 warrants to purchase MEMC common stock and TPG Wafer Management directly holds 250,000 warrants to purchase MEMC common stock. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.
(6)

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants to purchase MEMC common stock and GEI Side directly holds 24,461 warrants to purchase MEMC common stock. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants to purchase MEMC common stock held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants to purchase MEMC common stock held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

(7)	TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants to purchase MEMC common stock. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock.

Directors and Named Executive Officers

Name	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Robert J. Boehlke	—	—	—	—	—
Jean-Marc Chapus	191,637,193(1)(2)	90.2%(1)(2)	12,000,000(3)	179,637,193(1)(2)(3)	80.7%(1)(2)(3)
James G. Coulter	191,637,193(1)(2)	90.2%(1)(4)	12,000,000(3)	179,637,193(1)(2)(3)	80.7%(1)(3)(4)
John G. Danhakl	191,637,193(1)(2)	90.2%(1)(5)	12,000,000(3)	179,637,193(1)(2)(3)	80.7%(1)(3)(5)
Gene J. Frantz	—	—	—	—	—
C. Douglas Marsh	—	—	—	—	—
John Marren	—	—	—	—	—
William E. Stevens	400(6)	*	—	400(6)	*
William D. Watkins	—	—	—	—	—
Nabeel Gareeb	422,500(6)	*	—	422,500(6)	*
Jonathon P. Jansky	289,500(7)	*	—	289,500(7)	*
Chandrasekhar Sadasivam	40,131(8)	*	—	40,131(8)	*
Thomas P. Stiffler	22,500(6)	*	—	22,500(6)	*
James M. Stolze	363,508(9)	*	—	363,508(9)	*
All directors and executive officers as a group (15 persons)	192,803,582(1)-(9)	90.2%(1)-(9)	12,000,000(3)	180,803,582(1)-(9)	80.8%(1)-(9)

*	Represents less than 1% of MEMC’s outstanding common stock as of March 31, 2003.

(1)	Assumes the exercise or conversion in full of the warrants to purchase 16,666,667 shares of MEMC common stock. TPG Wafer Holdings LLC (“TPG Wafer Holdings”) directly holds 174,970,526 shares of MEMC common stock. TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Wafer Management LLC (“TPG Wafer Management”), Green Equity Investors III, L.P. (“GEI”), Green Equity Investors Side III, L.P. (“GEI Side”), TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”), TCW/Crescent Mezzanine Trust III (“TCW Trust”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) collectively hold 16,666,667 warrants which are exercisable for shares of MEMC common stock.
(2)	TCW Partners, TCW Trust and TCW Netherlands, collectively hold a 19.7% membership interest in TPG Wafer Holdings. Jean-Marc Chapus is an officer and director of TCW Asset Management Company and is affiliated with other TCW entities. Mr. Chapus is also a limited partner of TCW Partners. Mr. Chapus may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TCW Partners, TCW Trust and TCW Netherlands.
(3)	Assumes no exercise of the underwriters’ over-allotment option. Assumes 205,890,245 shares of our common stock outstanding after the offering, based on 195,890,245 shares of our common stock outstanding as of March 31, 2003.
(4)	TPG Wafer Partners and TPG Wafer Management collectively hold a 60.6% membership interest in TPG Wafer Holdings. James G. Coulter is a director, officer and shareholder of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”), FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Coulter is also a director, officer and shareholder of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”), T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Coulter is a director, officer and shareholder of T(3) Advisors II, Inc., which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management. TPG Advisors III, T(3) Advisors and T(3) Advisors II and the TPG Funds may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Coulter, by virtue of his positions with TPG Advisors III, T(3) Advisors and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Coulter disclaims beneficial ownership of such securities.
(5)	Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”) collectively hold a 19.7% membership interest in TPG Wafer Holdings. John G. Danhakl is a member and manager of GEI Capital III, L.L.C. (“GEI Capital”), which is the general partner of GEI and GEI Side. Mr. Danhakl is also a Vice President of LGP Management, Inc. (“LGPM”), the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital and the management company of GEI and GEI Side. GEI Capital, LGPM and LGP may be deemed pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all of the securities held by GEI and GEI Side. Mr. Danhakl, by virtue of his positions with GEI Capital and LGPM, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by GEI and GEI Side.
(6)	All of these shares may be acquired by the holder within 60 days of March 31, 2003.
(7)	Includes 287,300 shares that may be acquired within 60 days of March 31, 2003, and 2,200 shares as to which his spouse has shared voting and investment power.
(8)	Includes 8,850 shares that may be acquired within 60 days of March 31, 2003, and 27,745 shares owned through the MEMC Retirement Savings Plan.
(9)	Includes 329,004 shares that may be acquired within 60 days of March 31, 2003, and 8,000 shares as to which his spouse has shared voting and investment power.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Upon completion of the offering, there will be approximately 205,890,245 shares of our common stock outstanding, assuming no exercise of options or warrants after March 31, 2003. Of these shares, approximately 42,919,719 shares, including the 22,000,000 shares to be sold in the offering (plus any shares to be sold upon exercise of the underwriters’ over-allotment option), will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares which may be acquired by our affiliates (as that term is defined in Rule 144 under the Securities Act) or any shares subject to lock-up agreements, described under “Underwriting.” Shares held by affiliates may be sold in the public market only in compliance with the limitations of Rule 144, which are described below.

In addition, we have granted TPG certain registration rights, as described under “Certain Relationships and Related Transactions—Registration Rights Agreement.” Upon registration of the shares held by TPG after completion of the offering, together with the shares issuable upon exercise of outstanding warrants held by TPG, an additional 179,637,193 shares of our common stock will be freely tradable without restriction. In addition, we have filed registration statements covering the 13,491,645 shares of common stock reserved for issuance under our equity incentive plans, all of which shares will be freely tradable upon issuance, subject to the limitations under Rule 144 described below.

Under Rule 144, an affiliate of MEMC would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will be approximately 2,058,902 shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants after March 31, 2003), or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

UNDERWRITING

Under the underwriting agreement, which will be filed as an exhibit on a Current Report on Form 8-K, each of the underwriters named below for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Warburg LLC are acting as representatives, has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	6,898,125
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,898,125
Citigroup Global Markets Inc.	3,183,750
Deutsche Bank Securities Inc.	2,122,500
UBS Warburg LLC	2,122,500
Wachovia Securities, Inc.	175,000
Adams, Harkness & Hill, Inc.	150,000
Chatsworth Securities LLC	150,000
JMP Securities LLC	150,000
ThinkEquity Partners LLC	150,000

Total	22,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, that may include the underwriters, at such public offering price less a selling concession not in excess of $0.285 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share, less the amount per share the underwriters respectively pay to us and the selling stockholder per share.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Paid by Us	$0.475	$4,750,000	$4,750,000
Paid by the Selling Stockholder	$0.475	$5,700,000	$7,267,500

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $615,000. We have agreed to pay expenses incurred by the selling stockholder in connection with the offering, other than the underwriting discount.

Over-Allotment Option

The selling stockholder has granted to the underwriters an option to purchase up to an aggregate of 3,300,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-up Agreements

We have agreed that, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of Lehman Brothers and Merrill Lynch, we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock, except for shares of our common stock issued pursuant to existing employee benefit plans or upon exercise of an outstanding option or warrant.

The selling stockholder and our directors and executive officers have agreed under their lock-up agreements that, without the prior written consent of Lehman Brothers and Merrill Lynch, they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus supplement.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus supplement and the accompanying prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

Electronic Distribution

A prospectus supplement and an accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received and may in the future receive customary fees and expenses for these commercial and investment banking transactions.

Citigroup Global Markets Inc. and UBS Warburg LLC are affiliates of lenders under our revolving credit facility. Such affiliates will receive their proportionate share of the repayment by us of amounts outstanding under our revolving credit facility from the net proceeds of the offering. See “Use of Proceeds.” In addition, associated persons and affiliates of Citigroup Global Markets Inc. are partners of Page Mill Capital Partners IX, which owns limited liability company membership interests in TPG Wafer Partners LLC, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Page Mill Capital Partners IX owns approximately 0.61% of the interests in TPG Wafer Partners, and therefore, indirectly, approximately 0.36% of the membership interests in TPG Wafer Holdings, and accordingly, will receive its proportionate share of the net proceeds from the sale of shares of MEMC common stock by the selling stockholder in this offering. Additionally, Page Mill Capital Partners IX received its proportionate share of the $35 million Euro principal payment on September 24, 2002 by MEMC and will receive its proportionate share of the $20 million Euro principal repayment made on April 15, 2003 by MEMC on the 55 Million Euro Note.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior secured notes and 9,850,001 of our warrants. Upon consummation of the merger of TPG Wafer Holdings with and into us as described in “Certain Relationships and Related Transaction—Merger Agreement,” TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Partners would have received 103,407,581 shares of MEMC common stock.

As partial consideration for its membership interests in TPG Wafer Partners, Page Mill Capital Partners IX has deposited $675,000 into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Page Mill Capital Partners IX’s portion of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Page Mill Capital Partners IX’s portion of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Page Mill Capital Partners IX’s membership interests in TPG Wafer Partners.

Because more than 10% of the proceeds of the offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in the offering, the offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common stock. In addition, the underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock in Canada.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received, that

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or if the purchaser still owns the shares for rescission, against us and the selling stockholder in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers, as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the registration statement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the IRC. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, or persons that have a functional currency other than the U.S. Dollar. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the U.S.;

•	a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Dispositions

Dividends on Common Stock

In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the IRC. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under the Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder;

•	the non-U.S. holder is subject to IRC provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information Reporting

The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup Withholding

Backup withholding is only required on payments that are subject to the information reporting requirements, discussed above, and other requirements are satisfied. Even if the payment of proceeds from the sale of common stock is subject to the information reporting requirements, the payment of sale proceeds from a sale outside the United States will not be subject to backup withholding unless the payor has actual knowledge the payee is a U.S. person. Backup withholding does not apply when any other provision of the IRC requires withholding. As withholding is generally required on dividends paid to non-U.S. holders, as discussed above, backup withholding is not also imposed. Thus, backup withholding may be required on payments subject to information reporting, and not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Bryan Cave LLP, Washington, DC. Certain legal matters will be passed upon for the underwriters by Latham & Watkins Illinois LLC, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedules of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002 and 2001, and for the year ended December 31, 2002, the periods January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

As discussed in Note 2 to the Consolidated Financial Statements, MEMC’s former majority stockholder divested its interest in MEMC to an unaffiliated investor group. The transaction has been accounted for as a purchase, and the investor group’s basis in MEMC has been pushed-down to the MEMC accounting records creating a new basis of accounting, effective November 13, 2001. As a result of this acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

The financial statements and schedules of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been included herein in reliance upon the reports of KPMG Certified Public Accountants, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Reference is made to the information under “Where You Can Find More Information” in the accompanying prospectus.

INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements of

MEMC Electronic Materials, Inc. and Subsidiaries

Page
Consolidated Financial Statements (Unaudited) for the quarter ended March 31, 2003:

Consolidated Statements of Operations for the three months ended March 31, 2003 and 2002	F-2
Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002	F-3
Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2002	F-4
Notes to Consolidated Financial Statements	F-5

Consolidated Financial Statements for the year ended December 31, 2002:
Independent Auditors’ Report	F-9

Consolidated Statements of Operations for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000

F-10
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-11

Consolidated Statements of Cash Flows for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000

F-12

Consolidated Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000

F-13
Notes to Consolidated Financial Statements	F-14
Independent Auditors’ Report on Financial Statement Schedules	F-39
Schedule I—Condensed Financial Information of the Registrant	F-40
Notes to Condensed Financial Information of the Registrant	F-43
Schedule II—Valuation and Qualifying Accounts	F-44

Index to Financial Statements of Taisil Electronic Materials, Inc.
Independent Auditors’ Report	F-45
Balance Sheets December 31, 2002 and 2001 (unaudited)	F-46
Statements of Operations Years ended December 31, 2002, 2001 (unaudited) and 2000 (unaudited)	F-48
Statements of Changes in Stockholders’ Equity Years ended December 31, 2002, 2001 (unaudited) and 2000 (unaudited)	F-49
Statements of Cash Flows Years ended December 31, 2002, 2001 (unaudited) and 2000 (unaudited)	F-50
Notes to Financial Statements	F-51

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; Dollars in thousands, except share data)

	Three Months Ended March 31,
	2003	2002
Net sales	$188,345	$136,651
Cost of goods sold	134,143	114,984

Gross margin	54,202	21,667
Operating expenses:
Marketing and administration	14,094	17,428
Research and development	7,390	6,816
Restructuring	—	2,174

Operating income (loss)	32,718	(4,751)
Nonoperating (income) expense:
Interest expense	4,007	5,055
Interest income	(1,991)	(1,988)
Royalty income	(794)	(565)
Other, net	2,164	900

Total nonoperating expense	3,386	3,402

Income (loss) before income taxes, equity in income (loss) of joint ventures and minority interests	29,332	(8,153)
Income taxes	8,213	1,454

Income (loss) before equity in income (loss) of joint ventures and minority interests	21,119	(9,607)
Equity in income (loss) of joint ventures	1,063	(282)
Minority interests	(2,442)	(308)

Net income (loss)	$19,740	$(10,197)

Cumulative preferred stock dividends	—	$7,927

Net income (loss) allocable to common stockholders	$19,740	$(18,124)

Basic income (loss) per share	$0.10	$(0.26)

Diluted income (loss) per share	$0.09	$(0.26)

Weighted average shares used in computing basic income (loss) per share	195,448,914	69,658,319

Weighted average shares used in computing diluted income (loss) per share	210,663,215	69,658,319

See accompanying notes to consolidated financial statements.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	March 31, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$115,461	$119,651
Short-term investments	45,338	45,995
Accounts receivable, less allowance for doubtful accounts of $3,341 and $3,294 in 2003 and 2002, respectively	87,986	95,022
Inventories	90,638	85,106
Prepaid and other current assets	19,123	17,934

Total current assets	358,546	363,708
Property, plant and equipment, net of accumulated depreciation of $151,829 and $143,821 in 2003 and 2002, respectively	191,547	184,875
Investments in joint ventures	17,883	16,820
Goodwill, net of accumulated amortization of $736 in 2003 and 2002	3,761	3,761
Deferred tax assets, net	32,146	33,668
Other assets	30,787	28,850

Total assets	$634,670	$631,682

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$100,259	$123,640
Accounts payable	63,889	68,014
Accrued liabilities	30,907	33,986
Customer deposits	14,771	15,055
Provision for restructuring costs	6,051	7,808
Income taxes	17,918	14,183
Accrued wages and salaries	22,122	23,387

Total current liabilities	255,917	286,073
Long-term debt, less current portion	170,382	160,998
Pension and similar liabilities	106,313	104,866
Customer deposits	16,762	19,617
Other liabilities	27,773	26,812

Total liabilities	577,147	598,366

Minority interests	60,438	57,996
Commitments and contingencies
Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 50,000,000 shares authorized, 0 issued and outstanding in 2003 and 2002	—	—
Common stock, $.01 par value, 300,000,000 shares authorized, 196,819,450 and 196,461,339 issued in 2003 and 2002, respectively	1,968	1,965
Additional paid-in capital	27,541	26,965
Accumulated deficit	(14,727)	(34,467)
Accumulated other comprehensive loss	(7,118)	(7,329)
Deferred compensation	(5,859)	(7,094)
Treasury stock, 929,205 in 2003 and 2002	(4,720)	(4,720)

Total stockholders’ deficiency	(2,915)	(24,680)

Total liabilities and stockholders’ deficiency	$634,670	$631,682

See accompanying notes to consolidated financial statements.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Dollars in thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income (loss)	$19,740	$(10,197)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,757	9,038
Minority interests	2,442	308
Deferred compensation	1,235	977
Equity in (income) loss of joint ventures	(1,063)	282
Gain on sale of property, plant and equipment	(79)	—
Working capital and other	(6,537)	(6,964)

Net cash provided by (used in) operating activities	24,495	(6,556)

Cash flows from investing activities:
Capital expenditures	(15,813)	(2,669)
Proceeds from sale of property, plant and equipment	81	—
Short-term investments, net	657	1,115

Net cash used in investing activities	(15,075)	(1,554)

Cash flows from financing activities:
Net short-term borrowings	(278)	(2,084)
Principal payments on long-term debt	(11,464)	(14,079)
Proceeds from issuance of common stock	580	—

Net cash used in financing activities	(11,162)	(16,163)

Effect of exchange rates changes on cash and cash equivalents	(2,448)	366

Net decrease in cash and cash equivalents	(4,190)	(23,907)
Cash and cash equivalents at beginning of period	119,651	75,356

Cash and cash equivalents at end of period	$115,461	$51,449

See accompanying notes to consolidated financial statements.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

(1)    Nature of Operations

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor.

(2)    Critical Accounting Policies

Change in Accounting Principle

Effective with the beginning of our 2003 fiscal year, we prospectively changed our accounting principles to depreciate the cost of significant long-lived spare parts when placed in service, consistent with our fixed asset capitalization policy. The depreciation is recognized on a straight-line basis over the estimated useful lives of the spare parts. Prior to January 1, 2003, we directly expensed the full cost of the spare parts when placed in service. We believe this change is preferable because it reflects a more appropriate recognition of expense over the productive useful lives of the parts as used in the production process and it provides a better matching of costs with related revenues. During the three months ended March 31, 2003, we placed in service significant long-lived spare parts with an aggregate cost of approximately $2,100. For these parts, we recognized approximately $400 of depreciation expense during this period. Under our past practices, the $2,100 aggregate cost of the spare parts would have been expensed fully in the three months ended March 31, 2003. This change had a favorable after tax impact on income for the quarter of approximately $1,300 and impacted both basic and diluted earnings per share by less than 1 cent.

A report on this change from our independent accountants is attached to this filing as Exhibit 18.

Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity (deficiency). We recognize compensation cost for fixed awards with ratable vesting in the period in which the awards are earned.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below market price on the date of the grant. Had compensation cost been determined for our non-qualified stock options based on the fair value at the grant dates, as determined using the Black-Scholes option pricing model, consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we would have reported the following amounts indicated below:

	Three Months Ended
	March 31, 2003	March 31, 2002
Net income (loss) allocable to common stockholders, as reported	$19,740	$(18,124)
Add:
Stock-based employee compensation included in Reported net income, net of related tax effects	1,235	1,148
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,129)	(2,204)

Pro forma net income (loss) allocable to common stockholders	$17,846	$(19,180)

Income (loss) per share:
Basic—as reported	$0.10	$(0.26)
Diluted—as reported	$0.09	$(0.26)
Basic—pro forma	$0.09	$(0.28)
Diluted—pro forma	$0.09	$(0.28)

A summary of our significant accounting policies is presented in our audited financial statements and related management’s discussion and analysis for the fiscal year ended December 31, 2002 contained in Exhibit 13 to our annual report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002. See also management’s discussion and analysis below.

(3)    Basis of Presentation

The accompanying unaudited consolidated financial statements of MEMC, in our opinion, include all adjustments (consisting of normal, recurring items) necessary to present fairly MEMC’s financial position and results of operations and cash flows for the periods presented. We have presented the consolidated financial statements in accordance with the requirements of Regulation S-X and consequently do not include all disclosures required by accounting principles generally accepted in the United States of America. This report on Form 10-Q, including unaudited consolidated financial statements, should be read in conjunction with our annual report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002, which contains MEMC’s audited financial statements for such year and the related management’s discussion and analysis of financial condition and results of operations. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

(4)    Earnings (loss) per share

For the three-month period ended March 31, 2002 the numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the preferred stock would have been antidilutive. For this period, the preferred stock, the warrants and options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2003 basic and diluted earnings per share (EPS) were calculated as follows:

	Basic	Diluted
EPS numerator:
Net income allocable to common stockholders	$19,740	$19,740

EPS denominator (shares in thousands):
Weighted average shares outstanding	195,449	195,449
Warrants	—	11,036
Stock options	—	3,891
Weighted average restricted stock outstanding	—	287

Total shares	195,449	210,663

Earnings per share	$0.10	$0.09

(5)    Inventories

Inventories consist of the following:

	March 31, 2003	December 31, 2002
Raw materials and supplies	$21,950	$23,067
Goods in process	26,920	23,745
Finished goods	41,768	38,294

	$90,638	$85,106

(6)    Restructuring Costs

We recorded no restructuring charges in the first quarter of 2003. During the first quarter of 2002, we reduced our workforce by approximately 100 employees, including U.S., Italy and Japan salaried and hourly employees. We recorded a restructuring charge of $2,174 related to these actions.

	Asset Impairment/ Write-off	Dismantling And Related Costs	Personnel Costs	Total
Balance, December 31, 2002	$488	$1,859	$5,461	$7,808
Amounts utilized	—	(126)	(1,631)	(1,757)

Balance, March 31, 2003	$488	$1,733	$3,830	$6,051

Of the $6,051 restructuring reserve at March 31, 2003, approximately $3,500 is expected to be paid out in the remainder of 2003. Timing for utilization of the remainder of the reserve, which primarily relates to the Spartanburg facility, is dependent on the timing of the sale of this facility. We believe the restructuring reserve at March 31, 2003 is adequate for the estimated costs to exit this facility.

(7)    Comprehensive Income (Loss)

Comprehensive income (loss) for the three months ended March 31, 2003 and 2002 was $19,951 and ($9,125), respectively. MEMC’s only adjustment from net income (loss) to comprehensive income (loss) was foreign currency translation adjustments in all periods presented.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8)    Debt

Our short-term unsecured borrowings from banks total approximately $57,000 at March 31, 2003, under approximately $100,000 of short-term loan agreements. In addition, we had a 20 million Euro note (approximately $22,000) due to an investor group led by Texas Pacific Group (collectively, TPG). We repaid this 20 million Euro note in full at its maturity in April 2003.

We have long-term committed loan agreements of approximately $307,000 of which $192,000 is outstanding at March 31, 2003. In addition, we have recorded $50,000 of senior subordinated secured notes at their fair market value of 1 dollar as of November 13, 2001. We are accreting these notes up to their face value over the six years preceding their maturity using the effective interest method. At March 31, 2003, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $56,000 at March 31, 2003.

(9)    Income Taxes

For the quarter ended March 31, 2003, we recognized income tax expense of $8,213, as compared to income tax expense of $1,454 for the first quarter of 2002. Income tax expense in the 2003 first quarter relates to tax jurisdictions in which we expect to owe current taxes and foreign withholding taxes. As of March 31, 2003, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

(10)    TPG Contingent Purchase Price Payment to E.ON

On November 13, 2001, TPG purchased from E.ON and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of 6 dollars. In addition, on that date MEMC and TPG restructured MEMC’s debt acquired from E.ON. In connection with such transactions, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON based on MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined, for fiscal year 2002. Should any such payment be made, it would be considered as additional TPG purchase price and would be pushed down to our financial statements. We would then write up the value of our assets on a pro rata basis up to but not exceeding their fair market values. Due to the uncertainty as to which level of contingent performance purchase price might be paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001. As of March 31, 2003, no adjustments have been made for contingent performance purchase price, if any, due to the continued uncertainty. TPG has advised us that it does not believe a contingent performance purchase price payment needs to be made, but that E.ON has disputed this determination. Final determination of whether there will be such a payment will be made pursuant to the purchase agreement between TPG and E.ON.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

MEMC Electronic Materials, Inc.:

We have audited the accompanying Consolidated Balance Sheets of MEMC Electronic Materials, Inc. and subsidiaries (MEMC) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of MEMC as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, MEMC’s former majority shareholder divested its interests in MEMC to an unaffiliated investor group. The transaction has been accounted for as a purchase, and the investor group’s basis in MEMC has been pushed-down to the MEMC accounting records creating a new basis of accounting, effective November 13, 2001. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/S/    KPMG LLP

St. Louis, Missouri

January 23, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Net sales	$687,180	$58,846	$559,007	$871,637
Cost of goods sold	513,722	70,577	598,764	742,662

Gross margin	173,458	(11,731)	(39,757)	128,975
Operating expenses:
Marketing and administration	65,786	7,973	61,747	69,182
Research and development	27,423	7,535	58,149	72,155
Restructuring costs	15,300	2,971	29,511	—

Operating income (loss)	64,949	(30,210)	(189,164)	(12,362)

Nonoperating (income) expense:
Interest expense	73,356	3,599	78,449	78,801
Interest income	(6,836)	(1,516)	(6,773)	(4,838)
Royalty income	(3,195)	(448)	(2,978)	(9,815)
Other, net	(17,943)	4,173	1,804	1,317

Total nonoperating expense	45,382	5,808	70,502	65,465

Income (loss) before income taxes, equity in income (loss) of joint ventures and minority interests	19,567	(36,018)	(259,666)	(77,827)
Income taxes	16,712	1,576	239,352	(21,013)

Income (loss) before equity in income (loss) of joint ventures and minority interests	2,855	(37,594)	(499,018)	(56,814)
Equity in income (loss) of joint ventures	1,239	(2,822)	441	14,664
Minority interests	(9,164)	11,019	9,552	(1,240)

Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)

Cumulative preferred stock dividends	$17,027	$4,247	NA	NA

Net loss allocable to common stockholders	$(22,097)	$(33,644)	$(489,025)	$(43,390)

Basic and diluted loss per share	$(0.17)	$(0.48)	$(7.03)	$(0.62)
Weighted average shares used in computing basic and diluted loss per share	129,810,012	69,612,900	69,612,900	69,596,861

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$119,651	$75,356
Short-term investments	45,995	31,803
Accounts receivable, less allowance for doubtful accounts of $3,294 and $3,341 in 2002 and 2001, respectively	95,022	67,420
Inventories	85,106	69,947
Prepaid and other current assets	17,934	19,504

Total current assets	363,708	264,030
Property, plant and equipment, net	184,875	200,705
Investments in joint ventures	16,820	15,581
Goodwill, net of accumulated amortization of $736 in 2002 and 2001	3,761	3,761
Deferred tax assets, net	33,668	30,059
Other assets	28,850	35,198

Total assets	$631,682	$549,334

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$123,640	$75,873
Accounts payable	68,014	52,079
Accrued liabilities	33,986	50,303
Customer deposits	15,055	19,370
Provision for restructuring costs	7,808	10,505
Income taxes payable	14,183	1,994
Accrued wages and salaries	23,387	11,575

Total current liabilities	286,073	221,699
Long-term debt, less current portion	160,998	144,743
Pension and similar liabilities	104,866	100,804
Customer deposits	19,617	25,373
Other liabilities	26,812	25,881

Total liabilities	598,366	518,500

Minority interests	57,996	51,083
Redeemable preferred stock:
Preferred stock, $.01 par value, $1,000 stated value per share, 0 and 260,000 shares issued and outstanding at 2002 and 2001, respectively, liquidation value of $0 and $264,247 at 2002 and 2001, respectively	—	4,247
Commitments and contingencies Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 50,000,000 shares authorized, 0 and 260,000 shares issued and outstanding at 2002 and 2001, respectively (see above)	—	—
Common stock, $.01 par value, 300,000,000 and 200,000,000 shares authorized in 2002 and 2001, respectively, 196,461,339 and 70,542,105 issued in 2002 and 2001, respectively	1,965	705
Additional paid-in capital	26,965	8,081
Accumulated deficit	(34,467)	(29,397)
Accumulated other comprehensive income (loss)	(7,329)	835
Deferred compensation	(7,094)	—
Treasury stock: 929,205 shares in 2002 and 2001	(4,720)	(4,720)

Total stockholders’ deficiency	(24,680)	(24,496)

Total liabilities and stockholders’ deficiency	$631,682	$549,334

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Cash flows from operating activities:
Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	34,160	5,271	169,341	173,085
Interest accretion	57,252	502	—	—
Minority interests	9,164	(11,019)	(9,552)	1,240
Equity in (income) loss of joint ventures	(1,239)	2,822	(441)	(14,664)
Restructuring costs	3,764	1,345	16,179	—
(Gain) loss on sale of property, plant and equipment	(505)	233	377	(2,789)
Stock compensation	6,777	2,647	—	—
Deferred taxes	8	774	238,161	(38,601)
Changes in assets and liabilities:
Accounts receivable	(21,719)	5,323	67,322	(31,460)
Income taxes	8,956	(354)	(10,844)	20,410
Inventories	(10,739)	17,011	24,015	(16,417)
Prepaid and other current assets	(308)	1,812	(8,288)	(10,246)
Accounts payable	11,162	5,699	(18,659)	(1,128)
Accrued liabilities	(10,217)	(265)	1,270	4,198
Customer deposits	(10,071)	—	(7,508)	(8,249)
Accrued wages and salaries	11,722	(9,658)	(4,044)	3,460
Other, net	3,592	2,343	12,021	16,591

Net cash provided by (used in) operating activities	86,689	(4,911)	(19,675)	52,040

Cash flows from investing activities:
Capital expenditures	(21,952)	(6,995)	(42,842)	(57,812)
Proceeds from sale of property, plant and equipment	1,032	51	94	3,060
Short-term investments, net	(14,192)	1,043	(8,627)	2,731
Refund of option payment	(7,500)	—	—	—
Purchase of business, net of cash acquired	—	—	—	(16,290)

Net cash used in investing activities	(42,612)	(5,901)	(51,375)	(68,311)

Cash flows from financing activities:
Net short-term borrowings	(23,322)	(5,714)	42,605	5,916
Proceeds from issuance of long-term debt	40,243	32,172	93,015	100,119
Principal payments on long-term debt	(25,901)	(19,255)	(61,830)	(37,437)
Dividend to minority interest	(2,251)	—	(2,759)	—
Proceeds from issuance of common stock	703	—	—	958
Capital contributions from E.ON AG	—	37,000	—	—
Expenses related to recapitalization	—	(24,220)	—	—

Net cash provided by (used in) financing activities	(10,528)	19,983	71,031	69,556

Effect of exchange rate changes on cash and cash equivalents	10,746	(1,901)	(2,435)	(11,316)

Net increase (decrease) in cash and cash equivalents	44,295	7,270	(2,454)	41,969
Cash and cash equivalents at beginning of period	75,356	68,086	70,540	28,571

Cash and cash equivalents at end of period	$119,651	$75,356	$68,086	$70,540

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$18,732	$1,856	$68,546	$76,026
Income taxes paid	$11,648	$854	$5,638	$3,201

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

DOLLARS IN THOUSANDS

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total Stockholders’ Equity (Deficiency)	Total Compre- hensive Loss
Balance at December 31, 1999	$705	$770,476	$(299,317)	$(22,053)	$—	$(17,020)	$432,791
Comprehensive loss: Net loss	—	—	(43,390)	—	—	—	(43,390)	(43,390)
Net translation adjustment	—	—	—	(24,640)	—	—	(24,640)	(24,640)
Minimum pension liability (net of $293 tax)	—	—	—	459	—	—	459	459
Stock plans, net	—	1,199	—	—	—	—	1,199	—

Total comprehensive loss								(67,571)

Balance at December 31, 2000	705	771,675	(342,707)	(46,234)	—	(17,020)	366,419
Comprehensive loss: Net loss, January 1 to November 13	—	—	(489,025)	—	—	—	(489,025)	(489,025)
Net translation adjustment	—	—	—	(2,203)	—	—	(2,203)	(2,203)

Total comprehensive loss								(491,228)

Balance at November 13, 2001	705	771,675	(831,732)	(48,437)	—	(17,020)	(124,809)
Comprehensive loss: Net loss, November 14 to December 31	—	—	(29,397)	—	—	—	(29,397)	(29,397)
Net translation adjustment	—	—	—	6,952	—	—	6,952	6,952
Deferred compensation	—	2,647	—	—	—	—	2,647	—
Purchase accounting	—	(761,994)	831,732	42,320	—	12,300	124,358	—
Cumulative preferred stock dividend	—	(4,247)	—	—	—	—	(4,247)	—

Total comprehensive loss								(22,445)

Balance at December 31, 2001	705	8,081	(29,397)	835	—	(4,720)	(24,496)
Comprehensive loss: Net loss	—	—	(5,070)	—	—	—	(5,070)	(5,070)
Net translation adjustment	—	—	—	(5,713)	—	—	(5,713)	(5,713)
Minimum pension liability (net of $0 tax)	—	—	—	(2,451)	—	—	(2,451)	(2,451)
Stock plans, net	10	15,887	—	—	(7,094)	—	8,803	—
Conversion of preferred stock	1,250	20,024	—	—	—	—	21,274	—
Cumulative preferred stock dividend	—	(17,027)	—	—	—	—	(17,027)	—

Total comprehensive loss								$(13,234)

Balance at December 31, 2002	$1,965	$26,965	$(34,467)	$(7,329)	$(7,094)	$(4,720)	$(24,680)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

1.     NATURE OF OPERATIONS

MEMC Electronic Materials, Inc. and subsidiaries (MEMC) is a leading worldwide producer of wafers for the semiconductor industry. We have production facilities owned directly in Italy, Japan, Malaysia, South Korea, and the United States and through a joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

2.     CHANGE IN MAJORITY OWNER AND DEBT RESTRUCTURING

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of 6 dollars. In addition, on that date MEMC and TPG restructured MEMC’s debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150,000 revolving credit facility. The revolving credit facility was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860,000 for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260,000, $50,000 in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note issued by our Italian subsidiary and guaranteed by MEMC.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, effective for fiscal years beginning after December 15, 2001. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001. We adopted SFAS No. 141 in 2001 and accounted for these transactions in accordance with SFAS No. 141.

As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock as of November 13, 2001, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON in an aggregate amount equal to the following:

•	$0 if MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined, for fiscal year 2002 is less than $100,000; or

•	$30,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $100,000, but is less than $150,000; or

•	$75,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $150,000, but is less than $300,000; or

•	$150,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $300,000.

Should any such payment be made, it would be considered as additional TPG purchase price and would be pushed down to our financial statements. We would then write up the value of our assets on a pro rata basis up to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

but not exceeding their fair market values. Due to the uncertainty as to which level of contingent performance purchase price might be paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001. As of December 31, 2002, no adjustments have been made for contingent performance purchase price, if any, due to the continued uncertainty. TPG has advised us that it does not believe a contingent performance purchase price payment needs to be made. Final determination of whether there will be such a payment will be made pursuant to the purchase agreement between TPG and E.ON.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in MEMC, negative goodwill to be allocated of approximately $983,000 was generated. The negative goodwill was then allocated to the amounts that otherwise would have been recorded to goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment. The fair market value of assets and liabilities was determined as follows:

•	The fair market value of all current assets and liabilities approximated book value. In addition, the fair market value of certain other long-term liabilities and minority interests approximated book value.

•	The fair market value of property, plant and equipment was derived by estimating depreciated replacement cost.

•	Goodwill was estimated to have no fair market value.

•	Software and other intangibles in the balance sheet caption “Other assets” were estimated to have no fair market value. The fair market value of all other assets contained in this caption approximated book value.

•	The fair market value of pension and similar liabilities was determined by calculating the excess of the actuarially calculated projected benefit obligations and accumulated benefit obligations over the fair value of plan assets.

•	The fair value of long-term customer deposits was determined by calculating the net present value of expected future payments.

Negative goodwill was allocated, on a pro rata basis, between property, plant and equipment, investments in joint ventures, goodwill and other intangible assets. Negative goodwill was allocated further to individual assets within property, plant and equipment using the estimated depreciated replacement cost. The process of allocating negative goodwill also created new deferred tax assets. To the extent we believed it was more likely than not that the benefit of these deferred tax assets would not be realized, a valuation allowance was established. To the extent a net deferred tax asset was recognized, it resulted in a further reduction to the new carrying amount of property, plant and equipment. As a result of this entire process, net deferred tax assets were increased by approximately $34,000, while the carrying amounts of property, plant and equipment and investments in joint ventures were reduced by approximately $983,000 and $34,000 respectively.

The process of revaluing the balance sheet as described above resulted in a significant write-down in the value of property, plant and equipment, goodwill and other intangible assets, and investments in joint ventures. Accordingly, depreciation and amortization subsequent to November 13, 2001 reflects the new basis of the underlying assets. The decreased depreciation and amortization of our 80%-owned subsidiaries also affected the 20% minority interest in their earnings subsequent to November 13, 2001.

This revaluation resulted in a net decrease to assets of approximately $800,000 and a net decrease to liabilities of approximately $900,000. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910,000, together with related accrued interest of approximately $19,800. The senior subordinated secured notes and the 55 million Euro Italian subsidiary note were recorded at their combined fair market value of 2 dollars. We accreted the 55 million Euro note up to its face value in 2002, as the note was due and payable in September 2002, using the effective interest method. Interest expense related to the accretion of this note was approximately $54,000 in 2002. In September 2002, we amended the 55 million Euro note to provide for a 35 million Euro principal repayment on or before September 25, 2002, and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note is unsecured and bears interest at 8%. Consistent with the terms of the amended Euro note, on September 24, 2002, we paid 35 million Euro to TPG.

We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1,000 in each of the years 2003 through 2005, and approximately $7,000 and $91,000 in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest.

The Preferred Stock, with an aggregate stated value of $260,000, was recorded at its fair value of 2 dollars. The warrants were recorded at their fair market value of less than 1 dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock plus cumulative unpaid preferred dividends into approximately 125 million common shares, increasing its ownership to approximately 90%.

In connection with the restructuring, we have entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus related out-of-pocket expenses, and additional compensation if TPG acts as a financial advisor to us for future transactions such as a merger or debt or equity financing.

Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of Presentation

In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, employee benefits and asset valuation allowances. Our actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform with the current period presentation.

(b)    Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We account for investments of less than 50% in joint venture companies using the equity method. All significant transactions among our subsidiaries have been eliminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(c)    Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as overnight investments and short-term time deposits with maturity periods of three months or less when purchased. Our cash equivalents at December 31, 2002, include $4,866 of cash which is restricted by terms of two annually renewable letter of credit agreements.

(d)    Short-term Investments

Short-term investments include certain investments of our Korean subsidiary and are managed by various investment trust companies within Korea. These investments, which have been stated at their respective fair market values, are considered low risk and highly liquid. The underlying trust companies invest primarily in investment grade Korean company corporate bonds and debentures and to a lesser extent Korean company common stock. Unrealized gains or losses are recognized in the statement of operations as nonoperating (income) expense. Unrealized gains at December 31, 2002 and 2001 were $2,676 and $1,953, respectively.

Our Korean subsidiary had cash and cash equivalents and short-term investments on hand of $107,000 at December 31, 2002. Of this amount, approximately $77,000 is subject to regulatory approval on transferability outside Korea. At December 31, 2002, our share of our Korean subsidiary’s net assets subject to such approval on transferability was approximately $26,000.

(e)    Inventories

We value our inventories at cost or market, if lower. Cost is determined as follows:

•	Raw materials and supplies inventories at moving average actual costs;

•	Goods in process at actual costs; and

•	Finished goods at standard costs, which approximate actual costs.

We adjust the value of our obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(f)    Property, Plant and Equipment

Prior to the transactions described in Note 2 above, our property, plant and equipment was valued at cost. Effective as of November 14, 2001, we revalued our property, plant and equipment to reflect the push-down of TPG’s nominal basis in MEMC.

We depreciate property, plant and equipment evenly over the assets’ estimated useful lives as follows:

Years
Land improvements	6-15
Buildings and building improvements	10-30
Machinery and equipment	3-12

The cost of constructing facilities and equipment and developing internal use software includes interest costs. These interest costs totaled $23, $565, and $1,017 in 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(g)    Goodwill

Prior to the transactions described in Note 2 above, goodwill represented the difference between the purchase price of acquired businesses and the fair value of their net assets when accounted for by the purchase method. Effective November 14, 2001, we wrote down goodwill as a result of the push-down of TPG’s nominal basis in MEMC.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001 and completion of a transitional goodwill impairment test. If a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. We conducted a transitional goodwill test and believe there is no indication of impairment at December 31, 2002. We have recorded no impairment charges in 2002.

Prior to the adoption of SFAS No. 142, we amortized goodwill evenly over periods estimated to be benefited, not exceeding 40 years. We reviewed goodwill to assess recoverability from future operations using expected future cash flows. When necessary, we recorded charges for impairments at the amount by which the present value of future cash flows was less than the carrying value of these assets. There was no indication of impairment of goodwill at December 31, 2001.

(h)    Computer Software Developed or Obtained for Internal Use

Prior to the transactions described in Note 2 above, computer software developed or purchased for internal use was valued at cost. Effective November 14, 2001, we wrote down the book value of our computer software as a result of the push-down of TPG’s nominal basis in MEMC. We amortize the carrying value evenly over the estimated useful life of the software. We expense costs related to the preliminary project and the post-implementation/operations stages of computer software development as incurred.

(i)    Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. In accordance with SFAS No. 144, we have measured long-lived assets to be disposed of by sale (which consists solely of our Spartanburg facility) at the lower of carrying amount or fair value less cost to sell.

Prior to the adoption of SFAS No. 144, we reviewed long-lived assets to assess recoverability from future operations using future net cash flows. When necessary, we recorded charges for impairments at the amount by which the present value of the future cash flows was less than the carrying value of the assets. Assets to be disposed of were valued at the carrying amount or at fair value, less costs to sell, if lower. There was no indication of impairment at December 31, 2001.

(j)    Impairment of Investments in Joint Ventures

We assess the impairment of investments in joint ventures by comparing the carrying amount of the asset to future net cash flows. In addition, the level of commitment of the joint ventures’ shareholders, the wafer markets serviced by the joint ventures, and the customer qualifications at the joint ventures are also considered. There is no indication of impairment of these investments at December 31, 2002 or 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(k)     Debt

Liabilities with face values greater than their carrying values are accreted to their face values as interest expense using the effective interest method.

(l)     Redeemable Preferred Stock

The Preferred Stock, with an aggregate stated value of $260,000, was initially recorded at its fair value of 2 dollars. The Preferred Stock was redeemable at the option of the holder on or after the eighth anniversary of the date of issuance. Accordingly, the Preferred Stock was being accreted up to its stated value over this eight-year period and recorded as a charge to earnings available to common stockholders. The Preferred Stock also contained an embedded beneficial conversion feature. The intrinsic value of the beneficial conversion feature was limited to the purchase price allocated to the Preferred Stock, or 2 dollars. This intrinsic value was being amortized as a return to preferred stockholders using the effective interest method.

On July 10, 2002, TPG converted all of the Preferred Stock plus cumulative unpaid preferred dividends into approximately 125 million common shares.

(m)     Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. Proceeds from the sale of wafers related to research and development activities not yet in commercial production are not included in net sales. Instead, these types of proceeds offset research and development expenses. Such proceeds totaled $0, $22,000 and $9,000, respectively, in 2002, 2001 and 2000.

(n)     Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the statement of operations. Net currency gains (losses) on unhedged foreign currency positions totalled $11,157, $(3,540), and $169 in 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(o)    Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s expenditures and the subsidiary’s borrowings. When the subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using rates in effect at the balance sheet date; and

•	Statement of operations accounts at average rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive income (loss) in stockholders’ equity (deficiency).

(p)    Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded when management believes it is more likely than not that some items recorded as deferred tax assets will not be realized.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

(q)    Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity (deficiency). We recognize compensation cost for fixed awards with ratable vesting in the period in which the awards are earned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant. Had compensation cost been determined for our non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we would have reported the following amounts indicated below:

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net loss allocable to common stockholders, as reported	$(22,097)	$(33,644)	$(489,025)	$(43,390)
Add:
Stock-based employee compensation included in reported net loss, net of related tax effects	8,403	287	1,891	—
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,242)	(869)	(5,736)	(4,514)

Pro forma net loss allocable to common stockholders	$(29,936)	$(34,226)	$(492,870)	$(47,904)

Loss per share:
Basic and diluted—as reported	$(0.17)	$(0.48)	$(7.03)	$(0.62)
Basic and diluted—pro forma	$(0.23)	$(0.49)	$(7.08)	$(0.69)

We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:
		2002	2001	2000
Risk-free interest rate		4.7%	4.9%	6.7%
Expected stock price volatility		92.8%	76.4%	77.1%
Expected term until exercise (years)		6	6	6
Expected dividends		0.0%	0.0%	0.0%

(r)    Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

4.    FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the balance sheet date:

•	Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes receivable and payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

•	At December 31, 2002, the $50,000 senior subordinated secured notes are valued at their notional amount, including accrued unpaid stated interest, as there is no market for similar debt instruments of comparable terms. At December 31, 2001, the 55 million Euro Italian subsidiary note (approximately $48,000) and the $50,000 senior subordinated secured notes were valued at their fair market values of less than $1, due to the proximity of the debt restructuring to year-end and to MEMC’s inability to obtain similar debt instruments of comparable terms.

•	Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

Information on the estimated fair values of financial instruments, both on and off balance sheet, is as follows:

	Carrying Amount	Notional Amount	Estimated Fair Value
DOLLARS IN THOUSANDS
Long-term debt
2002	$204,017	$259,017	$252,929
2001	175,856	225,856	177,396
Currency forward contracts (off-balance sheet)
2002	NA	$18,338	$422
2001	NA	28,215	313

5.    CREDIT CONCENTRATION

Our customers are in the semiconductor industry and are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. Sales to two customers accounted for approximately 29% and 28% of our net sales in 2002 and 2001, respectively. Sales to one customer accounted for approximately 18% of our net sales in 2000. No other customers constituted 10% or more of our net sales in 2002, 2001, or 2000.

6.    RESTRUCTURING COSTS

In 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan.

In the first quarter of 2002, we recorded an adjustment to reduce the restructuring reserve by $3,700. This amount was considered to be an adjustment to purchase accounting affecting our balance sheet at November 13, 2001, rather than as a current benefit in our statement of operations.

In 2001, we reduced our workforce by approximately 2,300 employees, including U.S. and Malaysian salaried and hourly employees, and closed our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. These actions were taken to balance our operating costs with the weakened product demand. MEMC Southwest is a joint venture 80%-owned by MEMC and 20%-owned by Texas Instruments.

We recorded total charges of $32,666 related to these actions in 2001. Of these charges, $17,524 was non-cash related. We also wrote off approximately $3,000 of inventory related to the closure of the small diameter

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

wafer line at MEMC Southwest, which was included in cost of goods sold. In addition, we recorded an adjustment to reduce the previously existing restructuring reserve related to our former Chinese joint venture assets by $184.

Restructuring activity is as follows:

	Asset Impairment/ Write-off	Dismantling and Related Costs	Personnel Costs	Total
DOLLARS IN THOUSANDS
Balance at January 1, 2000	$890	$11,524	$425	$12,839
Amounts utilized	(208)	(3,432)	(192)	(3,832)

Balance at December 31, 2000	682	8,092	233	9,007
Charges taken	14,665	2,274	15,543	32,482
Amounts utilized	(14,857)	(4,581)	(11,546)	(30,984)

Balance at December 31, 2001	490	5,785	4,230	10,505
Purchase accounting adjustment	—	(3,201)	(499)	(3,700)
Charges taken	815	(85)	14,570	15,300
Amounts utilized	(817)	(668)	(12,812)	(14,297)
Reclassification	—	28	(28)	—

Balance at December 31, 2002	$488	$1,859	$5,461	$7,808

In the period November 14, 2001 to December 31, 2001, charges taken totaled $2,971 and amounts utilized totaled $2,892.

The Spartanburg, South Carolina, facility has been written down to its estimated net realizable value. The closing of this facility was completed in the second quarter of 1999, and final product shipments were made from this facility in the third quarter of 1999. We have entered into a contract for the sale of this facility.

Of the $7,808 restructuring reserve at December 31, 2002, approximately $5,461 is expected to be paid out in the first half of 2003. Timing for utilization of the remainder of the reserve, which relates to the Spartanburg facility, is primarily dependent on the timing of the closing of the sale of this facility. We believe the restructuring reserve at December 31, 2002, is adequate for the estimated costs remaining to exit this facility.

7.    INVENTORIES

Inventories consist of the following:

	December 31,
	2002	2001
DOLLARS IN THOUSANDS
Raw materials and supplies	$23,067	$30,882
Goods in process	23,745	22,088
Finished goods	38,294	16,977

	$85,106	$69,947

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

8.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	December 31,
	2002	2001
DOLLARS IN THOUSANDS
Land and land improvements	$6,183	$4,673
Buildings and building improvements	110,243	106,559
Machinery and equipment	191,931	191,979

	308,357	303,211
Less accumulated depreciation	143,821	113,075

	164,536	190,136
Construction in progress	20,339	10,569

	$184,875	$200,705

9.    INVESTMENTS IN JOINT VENTURES

We have a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell wafers in Taiwan.

Prior to September 29, 2000, we had a 40% interest in MEMC Korea Company (MKC), a company formed to manufacture and sell wafers in South Korea. Effective September 29, 2000, we purchased an additional 40% interest in MKC, which increased our ownership to 80%. Since that date, MKC’s financial results have been consolidated with MEMC. As a result of the financial consolidation, the information below includes the operating results of MKC only for the first nine months of 2000. MKC is not included in the balance sheet information below for either year.

Prior to the transactions described in Note 2 above, our investments in joint ventures were valued at our equity infusions into our joint ventures plus our ownership percentage of their respective annual net incomes or net losses. Effective November 14, 2001, we revalued our investments in joint ventures to reflect the push-down of TPG’s nominal basis in MEMC.

Royalties earned under royalty agreements with the joint ventures and sales of intermediate and finished product by the joint ventures to MEMC were as follows:

	2002	2001	2000
DOLLARS IN THOUSANDS
Royalties	$3,195	$3,426	$9,815
Sales	4,367	4,539	39,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

A summary of the results of operations for 2002, 2001 and 2000, and financial position as of December 31, 2002, and 2001 of our unconsolidated joint ventures follows:

	December 31,
	2002	2001	2000
DOLLARS IN THOUSANDS
Total for unconsolidated joint ventures:
Net sales	$78,344	$83,544	$268,403
Gross margin	19,882	16,087	69,459
Net earnings (loss)	2,754	(5,289)	33,539

Our share—Net earnings (loss)	$1,239	$(2,381)	$14,664

Current assets	$39,957	$44,480
Noncurrent assets	126,758	151,340

Total assets	166,715	195,820

Current liabilities	49,142	70,359
Noncurrent liabilities	7,170	12,817

Total liabilities	56,312	83,176
Interests of others	64,947	63,432
Push-down accounting	28,636	33,631

Our investment	$16,820	$15,581

MKC and Taisil use the U.S. Dollar as their functional currency for U.S. GAAP purposes and do not hedge net Korean Won or New Taiwanese Dollar exposures.

10.    SHORT-TERM BORROWING AGREEMENTS

Our unsecured borrowings total approximately $80,621 at December 31, 2002, under approximately $119,558 of short-term loan agreements bearing interest at various rates ranging from 3.2% to 8.0% and renewable annually. Interest rates are negotiated at the time of the borrowings. Pursuant to transactions described in Note 2 above, TPG retained 55 million Euro in principal amount of a note then outstanding issued by our Italian subsidiary. In September 2002, we amended the 55 million Euro note to provide for a 35 million Euro principal repayment on or before September 25, 2002, and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note is unsecured and bears interest at 8%. Consistent with the terms of the amended Euro note, on September 24, 2002, we made a 35 million Euro principal payment to TPG. Under the terms of the amended Euro note, the U.S. parent company has guaranteed payment of this note in the event our Italian subsidiary fails to pay in accordance with the note’s stated terms.

Our unsecured borrowings totaled approximately $44,760 at December 31, 2001.

Non-cash accretion related to the 55 million Euro note approximated $54,000 in 2002 and is included in interest expense. Interest expense related to short-term borrowings from affiliates, excluding the accretion on the 55 million Euro note, was $472 for the year ended December 31, 2002, and $1,200 for the period November 14 to December 31, 2001.

Our weighted average interest rate on short-term borrowings was 5.2% and 5.4% at December 31, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

11.    LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2002	2001
DOLLARS IN THOUSANDS
Owed to affiliates:
Senior subordinated secured notes with interest payable at 8% payable in kind in the first two years, 14% payable in kind in the third and fourth years, and 14% payable in kind with optional payment in cash at the request of the note holders in the fifth and sixth years, $55,000 and $50,000 face value plus accrued stated interest in 2002 and 2001, respectively, due in 2007	$—	$—

Total owed to affiliates	—	—

Owed to nonaffiliates:
Notes with interest payable semiannually at rates ranging from 1.6% to 2.3%, due in 2002 through 2003	14,028	16,533
Notes with interest payable quarterly at rates ranging from 6.2% to 6.6%, due in 2002 through 2004	33,263	33,837
Notes with interest payable semiannually at rates ranging from 1.2% to 5.2%, due in 2002 through 2016	26,873	41,242
Notes with interest payable semiannually at rates ranging from 2.1% to 2.9%, due in 2003 through 2017	59,853	54,244
Revolving notes with interest payable quarterly at rates ranging from 2.9% to 3.3%, due in 2006	70,000	30,000

Total owed to nonaffiliates	204,017	175,856

Total long-term debt	204,017	175,856
Less current portion	43,019	31,113

	$160,998	$144,743

Pursuant to the transactions described in Note 2 above, TPG exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Preferred Stock with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. We recorded the senior subordinated secured notes at their fair market value of 1 dollar. We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1,000 in each of the years 2003 through 2005, and approximately $7,000 and $91,000 in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55,000.

We have a $150,000 five-year revolving credit facility from Citibank/UBS (the Citibank/UBS Facility). TPG has guaranteed our obligations under this facility, and we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Both the Citibank/UBS Facility and the reimbursement agreement are secured by substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries. Our domestic subsidiaries have guaranteed our obligations under the Citibank/UBS Facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of our domestic subsidiaries. Loans can be made under this facility subject to certain conditions, bearing interest at LIBOR plus 1.5% or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and the Citibank prime rate) plus 0.5% per annum. At December 31, 2002, we had drawn $70,000 against this credit facility.

In connection with the amendment of the Euro note obligation, TPG has provided us with a five-year $35,000 revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. The TPG Facility is guaranteed by our domestic subsidiaries and secured by substantially the same collateral that secures the Citibank/UBS Facility. As a condition to any borrowings under the TPG Facility, we must have repaid the Euro note obligation discussed in Note 10 above in full and must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100,000.

The Citibank/UBS Facility, the TPG Facility and the indenture for the senior subordinated secured notes contain certain covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. In the event that we violate these covenants, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

Long-term debt totaling $65,458 owed to banks by our Japanese subsidiary is guaranteed by the U.S. parent company. These loans mature in years ranging from 2003 to 2017. Such guarantees would require the U.S. parent company to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $374,017 at December 31, 2002, of which approximately $259,017 is outstanding, assuming the $50,000 senior subordinated secured notes are valued at face value plus accrued stated interest. We pay commitment fees of  1/2 of 1% on the unused portion of committed loan agreements.

Interest expense related to long-term notes payable to affiliates was $0 for the year ended December 31, 2002, $0 for the period November 14 to December 31, 2001, $69,523 for the period January 1 to November 13, 2001, and $72,929 in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The aggregate amounts of long-term debt maturing after December 31, 2002 are as follows:

	Face Value Plus Accrued Stated Interest	Carrying Amount
DOLLARS IN THOUSANDS
2003	$43,019	$43,019
2004	40,779	40,779
2005	6,981	6,981
2006	76,433	76,433
2007	60,688	5,688
Thereafter	31,117	31,117

	$259,017	$204,017

In October 1996, we entered into a financing arrangement with the City of O’Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O’Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2002 and 2001, $132,000 and $141,000 was outstanding relating to these bonds, respectively.

The bonds were exchanged by the City of O’Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We have the option to purchase the machinery and equipment at the end of five years and the building and building improvements at the end of 10 years. The industrial revenue bonds bear interest at an annual rate of 6% and mature concurrent with the annual payments due under the terms of the lease.

We have classified the leased assets as property, plant and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O’Fallon may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

12.    REDEEMABLE PREFERRED STOCK

The Series A Cumulative Convertible Preferred Stock (Preferred Stock) had a stated value of $1,000 per share and was convertible into our common stock at a price of $2.25 per share. As a result of the restructuring transactions, 260,000 shares of the Preferred Stock were issued to TPG. We recorded the Preferred Stock at its fair value of 2 dollars. The Preferred Stock was redeemable at the option of the holders on or after November 13, 2009. Accordingly, the Preferred Stock was being accreted up to its stated value over this eight-year period.

Dividends on the Preferred Stock were payable at the rate of 10% per annum if paid in cash. If not declared and paid quarterly, dividends accumulated at 12% per annum and were payable in common stock upon conversion of the preferred or were payable in cash upon redemption of the Preferred Stock, a change in control of MEMC or a liquidation, dissolution, or winding up of MEMC. At December 31, 2001, the Preferred Stock had a liquidation value, including accrued but unpaid dividends, of $264,247.

On July 10, 2002, TPG converted all of the outstanding Preferred Stock plus cumulative unpaid preferred dividends into 125,010,556 shares of our common stock. As a result, effective July 11, 2002, there is no further preferred dividend requirement as the Preferred Stock is no longer outstanding. Following the conversion of the Preferred Stock, the Series A Cumulative Convertible Preferred Stock was retired and may not be reissued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

13.    STOCKHOLDERS’ EQUITY (DEFICIENCY)

Preferred Stock

We have 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock. The Series A Cumulative Convertible Preferred Stock was designated by our Board of Directors as a new series of preferred stock. See Note 12 above for a further description of the Series A Cumulative Convertible Preferred Stock.

Warrants

Pursuant to the transactions described in Note 2 above, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their fair market value of less than 1 dollar. The warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock.

We do not anticipate paying dividends on our common stock in the foreseeable future. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the Citibank/UBS Facility, the TPG Facility, the indenture for the senior subordinated secured notes, and the restructuring agreement between MEMC and TPG.

Treasury Stock

Prior to the transactions described in Note 2 above, treasury stock was valued at cost. Effective November 14, 2001, we wrote down the carrying value of our treasury stock as a result of the push-down of TPG’s nominal basis in MEMC.

Stock-Based Compensation

We have equity incentive plans that provide for the award of incentive and non-qualified stock options, restricted stock and performance shares to employees, non-employee directors, and consultants. There are 15,277,045 shares authorized for grant under these plans.

Prior to 2002, non-qualified stock options to employees had typically been granted on January 1 and vested at a rate of 25% annually over four years. In 2002, options were granted with two-year, four-year, and seven-year cliff vesting, in addition to four-year ratable vesting. Prior to 2002, non-qualified stock options to non-employee directors had typically been granted on January 1 but vested at a rate of 33 1/3% annually over three years. In 2002, non-qualified stock options to non-employee directors were granted on July 25, 2002, and vest at a rate of 33 1/3% annually over three years. The maximum term of each option is 10 years.

The exercise price of stock options granted has historically equaled the market price on the date of the grant. Under the provision of Opinion 25, in this case, there is no recorded expense related to grants of stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In certain circumstances, stock options have been granted at prices less than the market price on the date of grant. These options were either immediately vested or will vest over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense will be recognized for the intrinsic value of the options of approximately $12,800 using an accelerated method over the applicable vesting periods. Compensation expense related to these stock options was $5,886, $0, and $0 in 2002, 2001, and 2000, respectively.

Recipients of stock grants do not pay any cash for the shares. Stock grants to employees totaled 244,258 shares of our common stock in 2002. We also issued 589,409 shares of restricted stock in 2002, which vest within one year after issuance. The weighted average fair value of the restricted stock on the date of grant was $5.69. Forfeitures of restricted stock totaled 13,369 shares in 2002. Recipients of restricted stock do not pay any cash consideration for the shares, have the right to vote all shares subject to such grant, and have dividend rights with respect to such shares, whether or not the shares have vested. We recorded compensation expense related to stock grants and restricted stock of $2,318, $2,178, and $0 in 2002, 2001, and 2000, respectively. There is no deferred compensation expense related to the stock grants or restricted stock at December 31, 2002.

The following table summarizes the activity for the stock option plans:

	Shares	Weighted- Average Option Price	Weighted- Average Fair Value of Options Granted
Year ended December 31, 2002:
Outstanding at beginning of year	2,976,180	$13.71
Granted at market	2,272,000	4.15	$3.37
Granted below market	5,440,650	2.60	3.86
Exercised	(83,375)	8.44
Canceled	(1,373,575)	10.20

Outstanding at end of year	9,231,880	$5.38

Options exercisable at year-end	1,706,480	$13.66

Year ended December 31, 2001:
Outstanding at beginning of year	2,697,784	$15.25
Granted at market	609,600	9.44	$6.60
Exercised	—	—
Canceled	(331,204)	18.38

Outstanding at end of year	2,976,180	$13.71

Options exercisable at year-end	1,686,655	$16.02

Year ended December 31, 2000:
Outstanding at beginning of year	2,325,744	$16.61
Granted at market	668,000	12.46	$8.68
Exercised	(78,600)	12.18
Canceled	(217,360)	22.30

Outstanding at end of year	2,697,784	$15.25

Options exercisable at year-end	1,596,343	$17.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The table below summarizes information concerning options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50 – 3.55	5,170,350	8.8 years	$2.16	205,025	$2.90
$4.99 – 9.88	2,890,050	8.3 years	6.27	464,850	8.90
$10.31 – 19.06	778,900	6.3 years	13.54	645,025	13.67
$20.13 – 49.50	392,580	2.8 years	24.93	391,580	24.94

	9,231,880	8.2 years	$5.38	1,706,480	$13.66

14.     LOSS PER SHARE

The numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the Preferred Stock would have been antidilutive. For all annual periods, the Preferred Stock, the warrants, and the options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

In January 2003, we granted options to purchase 631,300 shares of common stock at $7.90 to $8.75 per share. These options will vest ratably over four years.

15.    INCOME TAXES

Income (losses) before income taxes, equity in income (loss) of joint ventures and minority interests consists of the following:

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
DOLLARS IN THOUSANDS
U.S.	$(5,849)	$(33,001)	$(262,846)	$(126,651)
Foreign	25,416	(3,017)	3,180	48,824

	$19,567	$(36,018)	$(259,666)	$(77,827)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Income tax (benefit) expense consists of the following:

	Current	Deferred	Total
DOLLARS IN THOUSANDS
Year ended December 31, 2002:
U.S. federal	$(479)	$—	$(479)
State and local	(62)	—	(62)
Foreign	18,516	(1,263)	17,253

	$17,975	$(1,263)	$16,712

November 14 through December 31, 2001:
U.S. federal	$335	$—	$335
State and local	398	—	398
Foreign	69	774	843

	$802	$774	$1,576

January 1 through November 13, 2001:
U.S. federal	$(6,726)	$228,643	$221,917
State and local	111	10,382	10,493
Foreign	6,698	244	6,942

	$83	$239,269	$239,352

Year ended December 31, 2000:
U.S. federal	$1,228	$(32,447)	$(31,219)
State and local	786	(2,819)	(2,033)
Foreign	16,705	(4,466)	12,239

	$18,719	$(39,732)	$(21,013)

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to (income) loss before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:

			Precedessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
DOLLARS IN THOUSANDS
Income tax at federal statutory rate	$6,848	$(12,607)	$(90,883)	$(27,240)
Increase (reduction) in income taxes:
Change in the valuation allowance for deferred tax asset	(10,071)	11,009	321,594	(13,642)
Reorganization items	215,432	—	—	—
Change in the valuation allowance for reorganization items	(215,432)	—	—	—
Interest accretion	19,029	—	—	—
Foreign tax differences	2,260	78	10,681	20,787
State income taxes, net of federal benefit	(41)	258	6,821	(1,321)
Asset revaluation—foreign subsidiaries	(2,723)	(330)	(8,178)	—
Investment incentives	(13)	1,450	(43)	(714)
Other, net	1,423	1,718	(640)	1,117

	$16,712	$1,576	$239,352	$(21,013)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	December 31,
	2002	2001
DOLLARS IN THOUSANDS
Deferred tax assets:
Inventories	$8,248	$9,510
Expense accruals	27,574	29,562
Property, plant and equipment	170,410	197,809
Pension, medical and other employee benefits	36,744	39,542
Net operating loss carryforwards	99,216	277,903
Alternative minimum tax credit carryforwards	2,260	3,760
Other	1,128	2,813

Total gross deferred tax assets	345,580	560,899
Less valuation allowance	(295,945)	(522,943)

Net deferred tax assets	49,635	37,956

Deferred tax liabilities:
Other	(15,491)	(8,242)

Total deferred tax liabilities	(15,491)	(8,242)

Net deferred tax assets	$34,144	$29,714

In 2001, we increased our deferred tax valuation allowance by $461,000 to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382. In 2002, we reviewed our total net deferred taxes by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the balance sheet:

	December 31,
	2002	2001
DOLLARS IN THOUSANDS
Current deferred tax assets (liabilities), net	$476	$(345)
Noncurrent deferred tax assets, net	33,668	30,059

	$34,144	$29,714

Our federal and foreign net operating loss carryforwards at December 31, 2002, were $195,444, of which $24,195 will expire in 2003; $3,063 will expire in 2004; $76 will expire in 2006; $19,527 will expire in 2007; $38,895 will expire in 2020; and $109,688 will expire in 2022. We also have alternative minimum tax credit carryforwards available of $2,260.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

of the acquisition by TPG, as described in Note 2 above. As a result of the ownership change, approximately $861,000 of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Certain portions of our U.S. net operating losses may be subject to the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2002, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Push-down accounting as described in Note 2 above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

16.    BENEFIT PLANS

Prior to January 2, 2002, our defined benefit plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, no new participants will be added to the plan.

We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The nonqualified plan has been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for certain participants. In addition, no new participants will be added to the plan.

Pursuant to the change in majority ownership as discussed in Note 2 above, effective as of November 14, 2001, we revalued our pension and postretirement related liabilities to their fair market values to reflect the push-down of TPG’s nominal basis in MEMC. Planned changes in provisions of the pension and postretirement plans, as well as curtailments resulting from reductions in the workforce and plan amendments, were contemplated in determining the fair market values of these liabilities.

Net periodic pension cost consists of the following:

	Pension Plans			Health Care Plan
Year ended December 31,	2002	2001	2000	2002	2001	2000
DOLLARS IN THOUSANDS
Service cost	$3,408	$7,067	$6,240	$409	$1,280	$1,383
Interest cost	9,365	9,983	8,977	3,502	3,811	3,693
Expected return on plan assets	(7,130)	(8,187)	(7,436)	—	—	—
Amortization of service costs	—	484	579	—	(690)	(707)
Net actuarial loss/(gain)	—	360	110	—	(151)	(163)
Curtailment loss recognized	—	1,890	—	—	67	—

Net periodic benefit cost	$5,643	$11,597	$8,470	$3,911	$4,317	$4,206

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care Plan
Year ended December 31,	2002	2001	2002	2001
DOLLARS IN THOUSANDS
Change in benefit obligation:
Benefit obligation, beginning	$154,124	$121,783	$55,932	$50,012
Service cost	3,408	7,067	409	1,280
Interest cost	9,365	9,983	3,502	3,811
Amendments	658	5,364	—	—
Actuarial (gain)/loss	5,492	20,040	(68)	1,546
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)
Curtailments	(16,424)	(1,185)	(4,522)	2,640

Benefit obligation as of September 30	136,040	154,124	51,464	55,932

Change in plan assets:
Fair value of plan assets, beginning	89,500	104,074	—	—
Actual return on plan assets	(4,464)	(8,607)	—	—
Employer contributions	8,200	2,961	3,789	3,357
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)

Fair value of plan assets as of September 30	72,653	89,500	—	—

Funded status as of September 30	(63,387)	(64,624)	(51,464)	(55,932)
Unrecognized prior service cost	11	3,612	—	—
Unrecognized net actuarial (gain)/loss	14,826	21,895	(68)	—
Fourth quarter contribution	112	5,301	947	536
Purchase accounting	—	(13,051)	—	4,522

Accrued benefit cost at December 31	$(48,438)	$(46,867)	$(50,585)	$(50,874)

Amounts recognized in statement of financial position:
Accrued benefit liability	$(51,648)	$(42,474)	$(51,532)	$(55,932)
Fourth quarter contribution	112	5,301	947	536
Intangible asset	—	393	—	—
Accumulated other comprehensive income	3,098	2,964	—	—
Purchase accounting	—	(13,051)	—	4,522

Accrued pension expense	$(48,438)	$(46,867)	$(50,585)	$(50,874)

Pension plan assets are invested primarily in insurance contracts, marketable securities, including common stocks, bonds and interest-bearing deposits.

For all of the above pension plans and for both periods presented, the accumulated benefit obligation was in excess of plan assets. The accumulated benefit obligation was $123,413 and $126,163 as of September 30, 2002 and 2001, respectively.

We recognized the curtailments related to the closure of the small diameter line at MEMC Southwest Inc. and the reductions in workforce during 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following is a table of the actuarial assumptions:

	Pension Plans		Health Care Plan
	2002	2001	2002	2001
Weighted-average assumptions:
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.00%	8.00%	NA	NA
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

An average increase of 10.25% in the cost of health care benefits was assumed for 2002. The rate was assumed to decrease 1% per year to 5.25% in 2007 and to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2002:

	1% Increase	1% Decrease
DOLLARS IN THOUSANDS
Total service and interest cost components	$36	$(35)
Postretirement benefit obligation	187	(182)

We also have pension plans for our foreign subsidiaries. The aggregate pension expense and liability for these plans are not material to the consolidated financial statements.

17.    RETIREMENT SAVINGS PLAN

We sponsor a defined contribution plan under Section 401(k) of the IRC covering all U.S. salaried and hourly employees. Our contributions included in results of operations totaled $2,459, $3,140, and $3,633, for 2002, 2001, and 2000, respectively.

18.    COMMITMENTS AND CONTINGENCIES

We lease buildings, equipment and automobiles under operating leases. Rental expense was $6,219, $8,320, and $17,607 in 2002, 2001, and 2000, respectively. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2002:

DOLLARS IN THOUSANDS
2003	$4,655
2004	3,192
2005	1,859
2006	149
Thereafter	—

$9,855

19.    GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment—the design, manufacture and sale of wafers for the semiconductor industry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Geographic financial information is as follows:

Net Sales to Customers:	2002	2001	2000
DOLLARS IN THOUSANDS
United States	$249,915	$237,049	$411,222
Japan	68,581	78,080	125,903
Korea	123,670	125,427	80,701
Italy	30,689	26,525	30,828
Other Foreign Countries	214,325	150,772	222,983

Total	$687,180	$617,853	$871,637

Long-Lived Assets:	2002	2001	2000
DOLLARS IN THOUSANDS
United States	$131,718	$158,881	$744,172
Japan	36,584	37,023	184,386
Korea	13,882	9,800	190,157
Italy	32,271	27,929	96,378
Other Foreign Countries	19,851	21,612	61,468

Total	$234,306	$255,245	$1,276,561

Net sales are attributed to countries based on the location of the customer. Investments in joint ventures are presented based on the countries in which they are located.

20.    UNAUDITED QUARTERLY FINANCIAL INFORMATION

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$136,651	$174,271	$190,264	$185,994
Gross margin	21,667	44,867	52,847	54,077
Income (loss) before equity in income (loss) of joint ventures and minority interests	(9,607)	14,748	(43,078)	40,792
Equity in income (loss) of joint ventures	(282)	945	1,308	(732)
Minority interests	(308)	(1,549)	(2,982)	(4,325)
Net income (loss) allocable to common stockholders	(18,124)	5,978	(45,686)	35,735
Basic earnings (loss) per share	(0.26)	0.09	(0.25)	0.18
Diluted earnings (loss) per share	(0.26)	0.07	(0.25)	0.17
Market price:
High	5.90	11.50	5.25	9.48
Low	3.00	4.20	2.25	3.12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

2001	First Quarter	Second Quarter	Third Quarter	Oct. 1 through Nov. 13	Nov. 14 through Dec. 31
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$219,834	$156,857	$120,744	$61,572	$58,846
Gross margin	27,766	(16,772)	(34,728)	(16,023)	(11,731)
Loss before equity in income (loss) of joint ventures and minority interests	(17,817)	(360,234)	(71,229)	(49,738)	(37,594)
Equity in income (loss) of joint ventures	249	217	(9)	(16)	(2,822)
Minority interests	1	4,695	3,796	1,060	11,019
Net loss allocable to common stockholders	(17,567)	(355,322)	(67,442)	(48,694)	(33,644)
Basic and diluted loss per share	(.25)	(5.10)	(.97)	(.71)	(.48)
Market price:
High	11.90	8.85	7.60	3.59	4.99
Low	5.81	5.94	1.05	1.65	3.10

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders  MEMC Electronic Materials, Inc.:

Under date of January 23, 2003, we reported on the consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002, and 2001, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001, and from November 14, 2001, through December 31, 2001, and for the year ended December 31, 2000, which are included in this prospectus supplement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index to financial statements. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the Consolidated Financial Statements, MEMC’s former majority shareholder divested of its interest in MEMC to an unaffiliated investor group. The transaction has been accounted for as a purchase, and the investor group’s basis in MEMC has been pushed down to the MEMC accounting records creating a new basis of accounting, effective November 13, 2001. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/S/    KPMG LLP

St. Louis, Missouri

January 23, 2003

MEMC ELECTRONIC MATERIALS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

MEMC ELECTRONIC MATERIALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Year ended December 31, 2002	November 14 through December 31, 2001	January 1 through November 13, 2001	Year ended December 31, 2000
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$341,242	$21,924	$248,276	$478,853
Cost of goods sold	316,047	28,811	271,398	448,951

Gross margin	25,195	(6,887)	(23,122)	29,902
Operating expenses:
Marketing and administration	44,232	5,258	37,049	46,331
Research and development	19,904	4,556	37,692	41,530
Restructuring	6,021	2,554	1,668	—

Operating loss	(44,962)	(19,255)	(99,531)	(57,959)
Nonoperating (income) expense:
Interest expense	464,802	5,968	65,605	72,923
Nonoperating (income) expense, net	(39,979)	3,255	(11,797)	(23,219)

Total nonoperating expense	424,823	9,223	53,808	49,704

Loss before income taxes, equity in income (loss) of joint ventures and subsidiaries	(469,785)	(28,478)	(153,339)	(107,663)
Income taxes	1,183	5,470	184,972	(21,141)

Loss before equity in income (loss) of joint ventures and subsidiaries	(470,968)	(33,948)	(338,311)	(86,522)
Equity in income of joint ventures	—	—	380	17,020
Equity in income (loss) of subsidiaries	465,898	4,551	(151,094)	26,112

Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)

See accompanying notes to the condensed financial information of the registrant.

MEMC ELECTRONIC MATERIALS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

MEMC ELECTRONIC MATERIALS, INC.

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$17,054	$25,393
Accounts receivable, less allowance for doubtful accounts of $498 and $965 in 2002 and 2001, respectively	34,213	16,676
Accounts receivable from subsidiaries	26,332	21,601
Inventories	27,836	18,368
Prepaid and other current assets	4,451	4,660

Total current assets	109,886	86,698
Property, plant and equipment, net of accumulated depreciation $65,791 and $52,522 in 2002 and 2001, respectively	64,792	73,285
Investments in and advances to subsidiaries	61,947	50,183
Other assets	1,904	5,348

Total assets	$238,529	$215,514

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts and notes payable	$9,795	$35,938
Accounts payable to subsidiaries	36,129	17,607
Accrued liabilities	50,665	53,358

Total current liabilities	96,589	106,903
Long-term debt	70,000	30,000
Other liabilities	96,620	98,860

Total liabilities	263,209	235,763

Redeemable preferred stock	—	4,247
Commitments and contingencies Stockholder’s deficiency:
Common stock	1,965	705
Other stockholders’ deficiency	(26,645)	(25,201)

Total stockholders’ deficiency	(24,680)	(24,496)

Total liabilities and stockholders’ deficiency	$238,529	$215,514

See accompanying notes to the condensed financial information of the registrant.

MEMC ELECTRONIC MATERIALS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

MEMC ELECTRONIC MATERIALS, INC.  CONDENSED STATEMENTS OF CASH FLOWS  (Dollars in thousands)

	December 31, 2002	November 14, through December 31, 2001	January 1 through November 13, 2001	December 31, 2000
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Net cash provided by (used in) operating activities	$(798)	$(20,708)	$(88,621)	$(56,803)

Cash flows from investing activities:
Capital expenditures	(5,276)	(1,420)	(17,478)	(21,856)
Cash dividends from subsidiaries	4,198	—	51,724	10,000
Other investing activities, net	82	(9)	(270)	218

Net cash provided by (used in) investing activities	(996)	(1,429)	33,976	(11,638)

Cash flows from financing activities:
Net debt	40,000	30,000	106,380	29,954
Proceeds from issuance of common stock	703	—	—	958
Subsidiary (advances) and repayments	(47,248)	(457)	(56,275)	43,204
Capital contributions from E.ON AG	—	37,000	—	—
Expenses related to recapitalization	—	(24,220)	—	—

Net cash provided by (used in) financing activities	(6,545)	42,323	50,105	74,116

Net increase (decrease) in cash and cash equivalents	(8,339)	20,186	(4,540)	5,675
Cash and cash equivalents to beginning of period	25,393	5,207	9,747	4,072

Cash and cash equivalents at end of period	$17,054	$25,393	$5,207	$9,747

See accompanying notes to the condensed financial information of the registrant.

NOTES TO CONDENSED FINANCIAL INFORMATION

DOLLARS IN THOUSANDS

(1)    Inventories

Our inventories consist of the following:

	December 31, 2002	December 31, 2001
Raw materials and supplies	$4,391	$4,965
Goods in process	5,072	6,172
Finished goods	18,373	7,231

	$27,836	$18,368

(2)    Commitments and Contingencies

We lease equipment and automobiles under operating leases. This table shows the future rental commitments under noncancellable operating leases at December 31, 2002:

2003	$839
2004	480
2005	126

Total	$1,445

(3)    Debt

The Company has borrowed $70,000 against its $150,000 five-year revolving credit facility with Citibank/UBS which matures in 2007. In addition, the Company has a $35,000 five-year revolving credit facility with TPG maturing in 2007, which has not been borrowed against at December 31, 2002.

The Company has $50,000 in principal amount of senior subordinated secured notes maturing in 2007. These notes have been recorded at their fair market value of one dollar and we are accreting these notes up to their face value during the six years preceding their maturity using the effective interest method. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55,000.

The aggregate amounts of debt maturing after December 31, 2002 are as follows:

	Face Value Plus Accrued Stated Interest	Carrying Amount
2003	$202	$202
2006	70,000	70,000
2007	55,000	—

Total	$125,202	$70,202

(4)    Interest Expense

Interest expense and equity in income of subsidiaries in 2002 include $457,720 of non-cash interest recorded as expense at the registrant and as income at a wholly-owned subsidiary related to certain intercompany notes owed by the registrant to this wholly-owned subsidiary. These notes were acquired by the wholly-owned subsidiary in connection with the registrant’s November 2001 restructuring and were subsequently cancelled in December 2002.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES  SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts— Describe		Deductions— Describe		Balance at End of Period
	(Dollars in thousands)
Allowance for doubtful accounts:
Year ended December 31, 2000	$2,409	$689		$3	(a)(e)	$(12	)(b)	$3,089
Year ended December 31, 2001	3,089	419		(115	)(a)	(52	)(b)	3,341
Year ended December 31, 2002	3,341	597		328	(a)	(972	)(b)	3,294
Inventory reserves:
Year ended December 31, 2000	12,706	7,136	(d)	(413	)(a)	(8,898	)(c)	10,531
Year ended December 31, 2001	10,531	16,152	(d)	(1,075	)(a)	(8,115	)(c)	17,493
Year ended December 31, 2002	17,493	2,704	(d)	(615	)(a)(f)	(8,421	)(c)	11,161
Spare parts reserves:
Year ended December 31, 2000	3,979	3,246	(d)	12	(a)	(809	)(c)	6,428
Year ended December 31, 2001	6,428	3,060	(d)	723	(a)	(1,991	)(c)	8,220
Year ended December 31, 2002	8,220	3,449	(d)	1,603	(a)(f)	(3,099	)(c)	10,173

(a)	Currency fluctuations
(b)	Write-off of uncollectible accounts
(c)	Write-off of inventory
(d)	Charged to cost of goods sold
(e)	Increase due to consolidation of MEMC Korea Company
(f)	Includes transfers between inventory and spare parts reserve

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

    Taisil Electronic Materials Corporation:

We have audited the accompanying balance sheet of Taisil Electronic Materials Corporation as of December 31, 2002 and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Taisil Electronic Materials Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the differences between these two sets of principles as they relate to the Company is included in note 15 to the financial statements.

/S/    KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)

January 17, 2003

TAISIL ELECTRONIC MATERIALS CORPORATION

Balance Sheets

December 31, 2002 and 2001

(expressed in thousands of US dollars)

	2002	2001
		(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 4)	$12,279	12,277
Short-term investments (note 5)	2,208	1,066
Notes and accounts receivable, net of allowance for sales discount of $509 and $2,457 as of December 31, 2002 and 2001, respectively	9,756	11,534
Receivables from related parties (note 3)	398	588
Inventories, net (note 6)	12,534	16,375
Prepayments and other current assets (notes 3, 12 and 13)	1,008	977
Deferred income tax, net (note 12)	971	1,480

Total current assets	39,154	44,297

Property, plant and equipment (notes 3, 7 and 13):
Buildings	51,885	51,683
Machinery and equipment	237,024	236,352
Furniture and fixtures	7,088	7,066

	295,997	295,101
Less: accumulated depreciation	(184,785)	(166,382)
Prepayments for equipment	5,397	5,279

Net property, plant, and equipment	116,609	133,998

Other assets:
Deferred technology fees (note 3)	820	1,320
Deferred income tax, net (note 12)	1,990	5,254
Other assets (note 13)	6,712	10,144

Total other assets	9,522	16,718

	$165,285	195,013

(continued)

See accompanying notes to financial statements.

TAISIL ELECTRONIC MATERIALS CORPORATION

Balance Sheets (Continued)

December 31, 2002 and 2001

(expressed in thousands of US dollars, except par value)

	2002	2001
		(unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 8)	$21,366	14,570
Short-term bills payable (note 8)	12,057	17,647
Current portion of long-term loans (notes 3, 9 and 13)	6,404	27,307
Notes and accounts payable (note 3)	2,605	4,755
Payables for construction in progress and prepayments for equipment	1,264	151
Accrued expenses and other current liabilities (notes 3 and 10)	5,449	5,519

Total current liabilities	49,145	69,949

Long-term loans (notes 3, 9 and 13)	5,425	11,746
Accrued pension liabilities (note 10)	1,743	1,412

Total liabilities	56,313	83,107

Commitments and contingent liabilities (note 14)
Stockholders’ equity (note 11):
Common stock—par value NT$10	130,913	130,913
Capital surplus	—	8
Accumulated deficit	(21,941)	(19,015)

Total stockholders’ equity	108,972	111,906

	$165,285	195,013

See accompanying notes to financial statements.

TAISIL ELECTRONIC MATERIALS CORPORATION

Statements of Operations

Years ended December 31, 2002, 2001 and 2000

(expressed in thousands of US dollars except for per share data)

	2002	2001	2000
		(unaudited)
Net sales (note 3)	$78,345	83,546	125,958
Cost of goods sold (note 3)	67,164	72,208	95,283

Gross profit	11,181	11,338	30,675

Operating expense:
Selling, general and administrative	7,417	7,822	8,702
Research and development	1,413	1,711	1,897

	8,830	9,533	10,599

Operating income	2,351	1,805	20,076

Non-operating income (expense):
Interest income	175	665	800
Interest expense	(2,096)	(5,370)	(8,878)
Gain (loss) on foreign exchange, net	(611)	2,635	1,737
Other income, net	1,089	1,082	1,825

	(1,443)	(988)	(4,516)

Income before income tax	908	817	15,560
Income tax benefit (expense) (note 12)	(3,842)	(7,426)	7,763

Net income (loss)	$(2,934)	(6,609)	23,323

Earnings (loss) per common share	$(0.01)	(0.02)	0.06

Weighted average number of shares outstanding	400,000,000	400,000,000	400,000,000

See accompanying notes to financial statements.

TAISIL ELECTRONIC MATERIALS CORPORATION

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002, 2001 and 2000

(expressed in thousands of US dollars)

	Common stock	Capital surplus	Accumulated deficit	Total
Balance as of January 1, 2000 (unaudited)	$130,913	—	(35,721)	95,192
Gain on disposal of property and equipment appropriated as capital surplus	—	2	(2)	—
Net income	—	—	23,323	23,323

Balance as of December 31, 2000 (unaudited)	130,913	2	(12,400)	118,515
Gain on disposal of property and equipment appropriated as capital surplus	—	6	(6)	—
Net loss	—	—	(6,609)	(6,609)

Balance as of December 31, 2001 (unaudited)	130,913	8	(19,015)	111,906
Reversal from capital surplus of gains from the disposition of property and equipment	—	(8)	8	—
Net loss	—	—	(2,934)	(2,934)

Balance as of December 31, 2002	$130,913	—	(21,941)	108,972

See accompanying notes to financial statements.

TAISIL ELECTRONIC MATERIALS CORPORATION

Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

(expressed in thousands of US dollars)

	2002	2001	2000
		(unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,934)	(6,609)	23,323
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	21,040	28,473	35,284
Provision for allowance for sales discount	1,369	5,046	—
Provision for inventory loss	761	730	247
Loss (gain) from disposal of property and equipment	—	38	(6)
Decrease (increase) in notes and accounts receivable	599	7,893	(4,417)
Decrease (increase) in inventories	3,080	3,761	(2,960)
Decrease (increase) in prepayments and other current assets	(30)	466	536
Decrease (increase) in deferred income taxes	3,773	8,039	(6,995)
Increase (decrease) in notes and accounts payable	(2,150)	(1,585)	1,513
Increase (decrease) in accrued expenses and other current liabilities	(70)	(3,139)	1,416
Increase in accrued pension liabilities	331	343	433

Net cash provided by operating activities	25,769	43,456	48,374

Cash flows from investing activities:
Increase in short-term investments	(1,142)	(853)	(213)
Additions to property, plant and equipment	(1,997)	(4,165)	(3,244)
Proceeds from disposal of property and equipment	—	52	27
Increase in technology fees and other assets	—	—	(859)
Decrease (increase) refundable deposits	3,391	(10,051)	246
Decrease (increase) in restricted bank deposits	(1)	(27)	2

Net cash provided by (used in) investing activities	251	(15,044)	(4,041)

Cash flows from financing activities:
Increase (decrease) in short-term loans and bills payable	1,206	13,663	(6,532)
Increase in long-term loans	—	3,089	3,193
Repayment of long-term loans	(27,224)	(42,744)	(42,148)
Decrease in deposits from contractors	—	—	(30)

Net cash used in financing activities	(26,018)	(25,992)	(45,517)

Net increase (decrease) in cash and cash equivalents	2	2,420	(1,184)
Cash and cash equivalents at beginning of the year	12,277	9,857	11,041

Cash and cash equivalents at end of the year	$12,279	12,277	9,857

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,157	5,685	9,063

Cash paid for income taxes (including refundable income taxes)	$17	65	75

Cash paid for property, plant and equipment:
Increase in property, plant and equipment	$3,110	4,055	3,230
Less: increase (decrease) in other payables	1,113	(110)	(14)

Cash paid	$1,997	4,165	3,244

See accompanying notes to financial statements.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars or

New Taiwan dollars, except per share data, unless otherwise stated)

(Amounts and information with respect to 2001 and 2000 are unaudited)

(1)    Organization and business environment

Taisil Electronic Materials Corporation (the “Company”), was founded in the Hsinchu Science-Based Industrial Park of the Republic of China (“ROC”) on September 26, 1994. The Company is engaged in research, development, production and sale of the latest generation silicon wafers.

(2)    Significant accounting policies

(a)    Accounting principles

The financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”).

(b)    Revenue recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time product is consumed by the customer, and, to a lesser degree, at the time of shipment.

Allowance for sales discounts are provided based on the amount of discount granted to individual customers.

(c)    Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Economic conditions and events could cause actual results to differ significantly from such management estimates.

(d)    Functional and reporting currency

The Company reports its financial position and results of operations using the U.S. Dollar as the functional currency.

(e)    Foreign currency transactions

Foreign currency transactions in currencies other than the functional currency are recorded at rates in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at year-end are translated at the exchange rate then prevailing. Gains or losses resulting from settlement of such transactions or translations are included in non-operating income.

(f)    Short-term investments

Investments are carried at the lower of cost or market value. The market value of open-ended investment funds is determined on the basis of the fund’s net worth at the balance sheet date. Costs of shares sold are determined on the weighted-average basis.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(g)    Allowance for doubtful accounts

Allowance for doubtful accounts is based on the age, credit quality and results of the Company’s evaluation of the collectibility of outstanding balances of notes and accounts receivable.

(h)    Inventories

Inventories are stated at the lower of cost or fair value. Cost is determined using the weighted-average method. The fair value of raw materials is determined on the basis of replacement cost. Fair values of work in process and finished goods are determined on the basis of net realizable value. A provision for inventory obsolescence and devaluation is recorded when management determines that the fair values of inventories are less than its cost basis.

(i)    Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value. The range of the estimated useful lives is as follows: buildings—40 or 55 years, machinery and equipment —3 to 15 years, and other equipment—3 to 5 years. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Gains or losses on the disposal of property, plant and equipment are recorded as non-operating income or expenses in the accompanying statements of operations. Before December 27, 2001, any gain, net of related income taxes, was required to be transferred from unappropriated earnings to capital surplus in the year of disposal in accordance with the Company Law of the Republic of China.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of property, plant and equipment, the estimated future undiscounted net cash flow of each asset is compared to the carrying amount of the asset. If the carrying amount exceeds the undiscounted cash flow, the impairment is measured based on the fair values of the assets. At December 31, 2002 and 2001, the estimated future undiscounted net cash flows of property, plant and equipment exceeded their carrying amount.

(j)    Technology fees

The Company has entered into a technical assistance service agreement with MEMC Electronic Materials, Inc. involving information and processes embodying technology, equipment design, and assets and property rights for the manufacture of silicon wafers. Payments for such technology are capitalized and amortized over five years on a straight-line basis from the commencement of commercial production.

(k)    Deferred charges

The costs of electrical facility installation charges are accounted for as deferred charges and are amortized over their estimated useful lives of five years on a straight-line basis.

(l)    Employee retirement plan

The Company adopted a retirement plan covering substantially all employees in December 1995. Benefits are based on the employees’ years of service. Beginning in August 1996, in accordance with the ROC Labor Standards Law, the Company made monthly contributions to a pension fund with the Central Trust of China. As approved by the authorities, the funding rate was set at 2% of salaries and wages. Retirement benefits to

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

employees will be paid from the retirement fund first, and if the fund is insufficient, the balance will be paid by the Company.

Pension costs charged to earnings are actuarially computed. The measurement date is the balance sheet date. Accrued pension liabilities are recognized for the excess of accumulated benefit obligation over the fair value of plan assets. Net periodic pension costs including current service cost and net obligations at transition are amortized over a 27 year period using the straight-line method, beginning in 1998.

(m)    Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carry forwards and income tax credits, are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the deferred tax assets will not be realized, a valuation allowance is recognized accordingly.

Classification of the deferred income tax assets or liabilities as current or non-current is based on the classification of the related asset or liability. If a deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of such deferred income tax asset or liability.

According to the ROC Income Tax Law, the Company’s undistributed income, if any, earned after December 31, 1997, is subject to an additional 10% retained earning tax. The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

(n)    Investment tax credits

Income tax expense is reduced by investment tax credits in the year in which the credits arise.

(o)    Earnings (loss) per common share

Earnings (loss) per share of common stock is computed based on the weighted-average number of common shares outstanding during the period.

(3)    Transaction with related parties

(a)    Name and relationship

Name of related party	Relationship with the Company

Chiao Tung Bank Taiwan, ROC (“CTB”)	Investor and represented on the Company’s Board of Directors

China Steel Corporation (“CSC”)	Investor and represented on the Company’s Board of Directors

MEMC Electronic Materials Inc. and subsidiaries (“MEMC and subsidiaries”)	Includes MEMC Electronic Materials, Inc. and all of its majority owned consolidated affiliates, including the investor using the equity method to account for its investment in the Company.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(b)    Significant transactions with related parties

(i)	Net sales to and corresponding amounts receivable from related parties are as follows:

	Sales
	2002	2001	2000
		(unaudited)
MEMC and subsidiaries	$4,370	4,724	14,875

	Account receivable December 31,
	2002	2001
		(unaudited)
MEMC and subsidiaries	$398	588

(ii)	Purchases from and corresponding amounts payable to related parties are as follows:

	Purchases
	2002	2001	2000
		(unaudited)
MEMC and subsidiaries	$2,191	1,439	3,577

	Account payable December 31,
	2002	2001
		(unaudited)
MEMC and subsidiaries	$23	437

(iii)	Financing

The Company’s long-term loans from CTB are summarized as follows:

Year	Maximum balance	Interest rate	Ending balance	Interest expense	Interest payable	Collateral
2002	$15,735	5.49% – 6.0786%	8,167	770	43	Machinery and equipment of $26,285

2001	$23,145	5.779% – 6.341%	15,624	1,323	83	Machinery and equipment of $31,104

(unaudited)

(iv)	Technology fees and royalties

According to the technical assistance service agreement between the Company and MEMC and subsidiaries, the Company is obligated to pay a royalty license fee. For the years ended December 31, 2002, 2001 and 2000, such royalty totaled $3,196, $3,423 and $6,617, respectively. As of December 31, 2002 and 2001, unpaid balances amounted to $1,593 and $1,645, respectively, which were included in accrued expenses.

(v)	Commission and service income

The Company earned $418, $260 and $298 worth of commission and service income for the years ended December 31, 2002, 2001 and 2000, respectively, for agency and service support provided to related parties. As of December 31, 2002 and 2001, the related receivables of $311 and $141, respectively, were included in other current assets.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(vi)	Toll fees and testing fees

The Company engaged MEMC and subsidiaries to process silicon wafers. Toll fees paid for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
		(unaudited)
MEMC and Subsidiaries	$56	234	1,064

As of December 31, 2002 and 2001, amounts due that resulted from the above transactions were as follows:

	December 31,
	2002	2001
		(unaudited)
MEMC and Subsidiaries	$4	52

(vii)	Guarantees

MEMC and subsidiaries and CSC have provided guarantees for a certain amount of the Company’s long-term loans and bills payable of $0 and $16,572 in 2002 and 2001, respectively.

(viii)	Acquisition of property, plant and equipment

The value of property, plant and equipment acquired from MEMC and subsidiaries for the year ended December 31, 2002 amounted to $88 as of December 31, 2002.

(ix)	As of December 31, 2002 and 2001, temporary disbursements due to related parties amounted to $126 and $219, respectively, and are included in accrued expenses.

(4)    Cash and cash equivalents

Cash and cash equivalents as of December 31, 2002 and 2001 consisted of the following:

	December 31,
	2002	2001
		(unaudited)
Cash on hand and in banks	$798	863
Time deposits	11,481	11,414

	$12,279	12,277

(5)    Short-term investments

Short-term investments consist of open-ended investment funds at December 31, 2002 and 2001. The fair value of such investments at December 31, 2002 and 2001 was approximately $2,224 and $1,059, respectively.

(6)    Inventories

The components of inventories as of December 31, 2002 and 2001 are summarized below:

	December 31,
	2002	2001
		(unaudited)
Finished goods	$4,165	5,972
Work in process	1,404	2,695
Raw materials and spare parts	11,016	11,002

	16,585	19,669
Less: provision for inventory devaluation	(4,051)	(3,294)

	$12,534	16,375

Insurance coverage on inventories	$14,387	13,429

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(7)    Property, plant and equipment

Insurance coverage on property, plant and equipment as of December 31, 2002 and 2001 amounted to $189,912.

(8)    Short-term loans and bills payable

	December 31,
	2002		2001 (unaudited)
	Amount	Interest Rate	Amount	Interest Rate
Unsecured loans	$12,949	1.9% – 2.3%	10,572	3.1% – 4.5%
Credit loans and import loans under letters of credit	8,417	1.87% – 2.47%	3,998	2.73% – 4.43%

	21,366		14,570

Commercial paper payable	12,085	1.22% – 1.95%	17,715	2.22% – 3.90%
Unamortized discount	(28)		(68)

	12,057		17,647

	$33,423		32,217

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(9)	Long-term loans

Bank	Credit line and Purpose	Period	Repayment term	Balance at December 31,
				2002	2001
Chiao Tung Bank	NT$240 million for purchase of machinery	February 1998 to February 2005	Repayable in 17 quarterly installments starting in February 2001	$3,185	4,569

Chiao Tung Bank	NT$400 million for purchase of machinery	November 1995 to November 2002	Repaid in 2002	—	2,689

Chiao Tung Bank	NT$100 million for purchase of machinery	November 1995 to November 2002	Repaid in 2002	—	544

Chiao Tung Bank	NT$100 million for purchase of machinery	November 1995 to November 2005	Repayable in 29 quarterly installments starting in January 1999	1,291	1,676

Chiao Tung Bank	NT$200 million for purchase of machinery	December 1996 to November 2003	Repayable in 17 quarterly installments starting in December 1999	901	1,789

Chiao Tung Bank	NT$200 million for purchase of machinery	December 1996 to November 2003	Repayable in 17 quarterly installments starting in March 2000	1,692	3,024

Chiao Tung Bank	NT$80 million for purchase of machinery	December 1996 to November 2006	Repayable in 29 quarterly installments starting in January 2000	1,098	1,333

The International Commercial Bank of China	NT$1,000 million for plant construction	December 1995 to December 2002	Repaid in 2002	—	5,714

ABN AMRO Bank (In charge of syndication loan agreement for the phase I expansion)	$60 million for purchase of machinery	October 1995 to August 2002	Repaid in 2002	—	12,000

Industrial Bank of Taiwan	NT$200 million for purchase of machinery	September 2000 to September 2004	Repayable in 11 quarterly installments starting in March 2002	3,662	5,715

				11,829	39,053
Less: current portion				(6,404)	(27,307)

				$5,425	11,746

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following amounts of long-term loans will be come due during the next five years as of December 31, 2002:

Year	Amount
2003	$6,404
2004	3,965
2005	995
2006	343
After 2007	122

$11,829

On October 17, 1995, the Company obtained a syndication loan for facility expansion from ABN AMRO Bank and the other two banks (the Banks). In accordance with the syndication loan agreements, the Banks granted credit facilities to the Company for the purchase of machinery and equipment. During the period of the loan, certain ownership restrictions must be complied with. The Company was in compliance with these restrictions during 2002 and 2001.

The ranges of interest rates for all long-term borrowings for the years ended December 31, 2002, 2001 and 2000 were 5.49%–6.24%, 3.084%–7.49% and 5.50%–7.82%, respectively. As of December 31, 2002 and 2001, total unused lines of credit for both short-term and long-term loans combined amounted to $62,241 and $44,515, respectively.

As December 31, 2002 and 2001 certain plant and equipment were pledged as security for long-term loans (refer to note 13).

(10)    Pension

The following table sets forth the benefit obligation and accrued pension liabilities balance of the Company’s pension plan as of December 31, 2002 and 2001:

	December 31,
	2002	2001
		(unaudited)
Benefit obligation:
Vested benefit obligation	$—	—
Non-vested benefit obligation	(1,844)	(1,301)

Accumulated benefit obligation	(1,844)	(1,301)
Effects of future salary increase	(1,180)	(1,035)

Projected benefit obligation	(3,024)	(2,336)
Fair value of plan assets	1,303	1,075

Benefit obligation in excess of plan assets	(1,721)	(1,261)
Unrecognized net obligation at transition	459	476
Unrecognized pension gain	(481)	(627)

Accrued pension liabilities	$(1,743)	(1,412)

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

The net pension cost for the years ended December 31, 2002, 2001 and 2000 consisted of the following components:

	2002	2001	2000
		(unaudited)
Service cost	$480	497	516
Interest expense	114	127	121
Expected returns on pension plan assets	(52)	(37)	(34)
Amortization and deferral	13	1	5

Net pension costs	$555	588	608

Significant actuarial assumptions are as follows:

	December 31,
	2002	2001	2000
		(unaudited)
Discount rate	3.75%	4.50%	6.50%
Rate of salary progression	2.50%	3.00%	5.00%
Projected return on plan assets	3.75%	4.50%	6.50%

(11)    Stockholders’ equity

(a)	Capital stock

As of December 31, 2002 and 2001, the Company’s authorized common stock, par value NT$10 per share, totalled NT$4,800,000; the issued capital was $130,913 (NT$4,000,000).

(b)	Capital surplus

The components of the capital surplus as of December 31, 2002 and 2001, are summarized below:

	2002	2001
		(unaudited)
Gain on disposal of property, plant and equipment	$—	8

Capital surplus can only be used to offset a deficit or to increase issued share capital.

Pursuant to a shareholders’ resolution on May 23, 2002, the Company decided to transfer capital surplus from the gain on disposal of fixed assets amounting to $8 to accumulated deficit.

(c)	Distribution of earnings

In accordance with the ROC Company Law, the Company’s articles of incorporation stipulate that 10% of annual earnings (net of losses of prior years, if any) is to be retained as a statutory reserve until such retention equals the amount of issued share capital. The distribution of remaining earnings should be proposed by the board of directors and decided in a stockholders meeting. At least 0.01% of the distribution should be appropriated as employees’ bonuses when the stockholders approve an earnings distribution.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(12)    Income taxes

The Company is authorized to be a “Science-based industry” and “Important technology-based industry” as defined by the ROC Statute for the Establishment and Administration of Science-Based Industrial Park (the Statute). The Company’s earnings are subject to an income tax rate of 25 percent. Before January 20, 2001, the statutory tax rate of the Company was 20 percent. For the years ended December 31, 2002, 2001 and 2000, income tax expense was as follows:

	2002	2001	2000
		(unaudited)
Current income tax expense	$—	—	—
Deferred income tax expense (benefit)	3,842	7,426	(7,763)

	$3,842	7,426	(7,763)

The differences between income tax expense (benefit) based on the statutory income tax rate and the income tax expense (benefit) as reported in the accompanying statements of operations for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	2002	2001	2000
		(unaudited)
Expected income tax expense	$1,410	899	3,234
Effect of tax rate change	—	(5,723)	—
Investment tax credits decrease, net	895	6,175	12,472
Tax exemption	(430)	(93)	(1,281)
Expired loss carryforward	5,991	1,234	—
Other	159	2,433	259
Valuation allowance (decrease) increase	(4,183)	2,501	(22,447)

Income tax expense (benefit)	$3,842	7,426	(7,763)

The temporary differences, tax credits, loss carryforwards and their effects on deferred income tax assets as of December 31, 2002 and 2001 are as follows:

	December 31,
	2002		2001
	Amount	Income tax effect	Amount	Income tax effect
			(unaudited)
Current assets:
Unrealized loss from inventory devaluation	$3,537	884	2,863	717
Unrealized foreign exchange loss	164	41	2,550	638
Loss carryforward	184	46	500	125

		$971		1,480

Noncurrent assets:
Investment tax credits earned	$1,375	1,375	2,248	2,248
Difference in technology fees	2,432	608	2,800	700
Accrued pension liabilities	1,758	440	—	—
Loss carryforward	57,113	14,278	84,803	21,200

		16,701		24,148
Less: valuation allowance		(14,711)		(18,894)

		$1,990		5,254

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

The ROC tax regulations stipulate that investment tax credits used by the Company each year shall not exceed 50% of the current income tax payable, and any unused balance can be carried forward to the following four years, subject to the same percentage limitation for each year except in the year of expiration when any remainder can be used for offset of income tax payable in that year. As of December 31, 2002, the estimated unused income tax credits, resulting from investment in machinery and equipment and research and development, available to reduce future tax liabilities and the years of expiration were as follows:

Year of investment	Tax credits	Year of expiration
2002	$28	2006
2001	540	2005
2000	543	2004
1999	264	2003

	$1,375

According to the Statute for the Establishment and Administration of Science-Based Industrial Park, a science-based company may, within two years from the date on which it begins to sell its products or to render services, select any fiscal year in the four-year period from such date for exemption from profit-seeking enterprise income tax for a period of five consecutive years from the starting date of such fiscal year. The Company’s initial NT$2,000,000 capital expenditure project (phase I project) is entitled to enjoy the tax holiday incentive schemes. The Company has chosen January 1, 2000 as the tax holiday starting date.

Pursuant to the ROC Income Tax Law, the Company’s tax losses may be carried forward for up to five years to reduce future taxable income. As of December 31, 2002, the estimated tax loss carryforwards were as follows:

Year loss	Amount	Year of expiration
1999	$17,524	2004
1998	39,773	2003

	$57,297

The tax authorities have examined and assessed the Company’s income tax returns through 1999.

Beginning in 1998, an integrated income tax system was implemented in the ROC. Under the new tax system, the income tax paid at the corporate level can be used to offset the ROC resident stockholders’ individual income tax. The Company is required to establish an Imputation Credit Account (“ICA”) to maintain a record of the corporate income taxes paid and imputation cedit that can be allocated to each stockholder. The credit available to the ROC resident stockholders is calculated by multiplying the dividend by the creditable ratio. The creditable ratio is calculated as the balance of the ICA divided by earnings retained since January 1, 1998.

Information relating to the ICA as of December 31, 2002 and 2001, is summarized as follows:

	December 31,
	2002	2001
		(unaudited)
Accumulated deficit:
Earned after December 31, 1998	$(21,941)	(19,015)

Imputation credit account balance	$1	1

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

	2002	2001
		(unaudited)
Creditable ratio for earnings:
Distribution to resident stockholders	—	—

(13)    Pledged assets

As of December 31, 2002 and 2001, pledged assets were as follows:

		December 31,
Assets	Related secured liabilities/assets	2002	2001
			(unaudited)
Time deposits—restricted bank deposits	Deposit with customs for export	$58	57
Machinery and equipment	Long-term loans	35,001	42,892
Prepayment for equipment	Long-term loans	2,335	2,462
Buildings	Long-term loans	34,961	35,783
Refundable deposits	Long-term loans	—	10,056
Refundable deposits	Deposit for stock repurchase agreement (other assets)	6,667	—

		$79,022	91,250

(14)    Commitments

(a)	Operating lease

The Company leases a plant site from the Science-Based Industrial Park Administration Bureau for a period of 20 years, expiring December 31, 2014. In accordance with the lease agreement, rental payments are subject to adjustment when the government reappraises the land value. The current rent is $878 (NT$30,504) per year.

Future minimum lease payments as of December 31, 2002 under the existing non-cancellable agreement are:

Years	Minimum lease payments
2003 through 2007	$4,389	($878 annually)
2008 through 2012	4,389
2013 through 2014	1,775

	$10,553

(b)	Technical service agreement

In accordance with a technical assistance agreement between the Company and MEMC, the Company is required to pay MEMC an annual royalty based on a certain percentage of net sales and operating income within 10 years of beginning the sales of products.

(c)	Purchase of equipment

As of December 31, 2002 and 2001, the Company had outstanding letters of credit amounting to approximately $3,402 and $868, respectively, and was committed to purchase equipment with a total estimated cost of $1,906 and $2,055, respectively.

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

(d) The tax authorities had examined and assessed the Company’s 1998 income tax return. In the assessment, investment tax credits amounting to NT$8,817 thousand were disallowed by the tax authorities. The Company disagreed with the assessment and has filed petition with the tax authority. As of December 31, 2002, the outcome of the petition has not yet been determined by the tax authorities.

(e) An unrelated third party acquired approximately 19,718,000 shares of the Company’s NT$10 par value common stock from the Company’s employees at NT$11.75 per share in 2002. On September 6, 2002 the Company entered into a two year agreement with this unrelated third-party to purchase approximately 19,718,000 shares of the Company’s common stock at a fixed price of NT$11.75 per share. The terms of the contract require the Company to pay an annual fee to the counter-party until the expiration of the agreement, as well as a one time security deposit payment of NT$231,687 (US$6,667) to secure the Company’s performance of its obligations under the agreement. The Company’s security deposit payment is included in other assets on the balance sheet.

(15)    Accounting Principles Generally Accepted in the United States of America

The Company’s financial statements have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A brief description of certain significant differences between ROC GAAP and US GAAP are set out below. The organizations that promulgate ROC GAAP and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This brief description is not intended to provide a comprehensive listing of all existing or future differences between ROC GAAP and US GAAP, including those specifically related to the Company or to the industry in which the Company operates. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the Company’s financial statements or the notes thereto.

Certain differences which would have a significant effect on the Company’s results of operations and stockholders’ equity are as follows:

(a)	Technology fee

Under ROC GAAP, the Company capitalizes and amortizes certain costs in connection with a technical assistance agreement entered into with a shareholder, MEMC. Under US GAAP, such payments would be expensed as incurred or treated as a return of capital investment, depending on the nature of the payment.

(b)	Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence which is difficult to overcome with projections of future taxable income for the purpose of determining the valuation allowance.

Under a revised ROC tax rule effective on January 1, 1998, an additional 10% corporate income tax is assessed on taxable income but only to the extent such taxable income is not distributed before

TAISIL ELECTRONIC MATERIALS CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

the end of the following year. As a result, from January 1, 1998 to January 20, 2001, the undistributed income of the Company would be subject to a corporate tax rate of 28% and distributed income would be taxed at 20%. Commencing from January 20, 2001, the undistributed and distributed income is subject to a corporate tax rate of 32.5% and 25%, respectively. Under ROC GAAP, the 10% tax on undistributed earnings is recognized as an expense at the date that stockholders resolve the amount of the earnings distribution. Under US GAAP, the Company would measure its tax expense, including the tax effects of temporary differences, using the undistributed rate.

(c)	Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the market values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed in whole or in part if management further determines that the market values of inventories are greater that their cost basis.

Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory whose market values are less than their cost basis, as deemed by management. Obsolescence and devaluation provision adjustments are included as part of cost of goods sold under US GAAP, and cannot be reversed once they are recorded.

(d)	Gains on disposition of property plant and equipment

Under ROC GAAP for all prior periods through December 31, 2001, gains on the dispositions of property, plant and equipment are first credited to non-operating income and then transferred, after deducting the applicable income tax, to capital surplus in the applicable fiscal year. After December 31, 2001, transfers to capital surplus are not allowed.

For US GAAP, any gains on the dispositions of property, plant and equipment are credited to income, with no transfer to capital surplus.

(e)	Computer software

Under ROC GAAP, there are no specific accounting guidelines related to costs of computer software developed or obtained for internal use.

US GAAP provides detailed guidance regarding the accounting treatment for internal-use software costs. American Institute of Certified Public Accountants Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” specifies the requirements for the capitalization of computer software costs obtained or developed for internal use.

(f)	Repurchase of Company stock pursuant to the agreement described in Note 14(e)

Under ROC GAAP, the security deposit payment required by the agreement described in Note 14(e) is recorded as an asset until such time as the Company legally acquires ownership in the shares of stock, at which time the cost of the shares would be recorded as treasury stock, a contra-equity account.

Under US GAAP, payments made by the Company under a completed and enforceable contractual agreement to repurchase Company stock would be recorded as treasury stock, a contra-equity account.

In addition under US GAAP, payments made by a third party at the direction of the Company to acquire Company stock from its employees would result in a charge recorded to compensation expense to the extent that the repurchase cost per share exceeds the fair value of the shares on the purchase date. No such compensation expense is recognized under ROC GAAP under these circumstances.

PROSPECTUS

25,000,000 Shares

MEMC Electronic Materials, Inc.

Common Stock

We may from time to time sell up to 12,000,000 shares of our common stock and the selling stockholder named in this prospectus may from time to time sell up to 13,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

We and the selling stockholder may from time to time offer and sell our respective shares of common stock in the same offering or in separate offerings. We and the selling stockholder may offer and sell our respective shares of common stock from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices.

This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide the specific terms of the offering in supplements to this prospectus. This prospectus may not be used to offer and sell our common stock unless accompanied by a prospectus supplement.

The shares are listed on the New York Stock Exchange under the symbol “WFR.” On April 11, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $11.41 per share.

Investing in the common stock involves risks that are described under “Risk Factors” beginning on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 22, 2003.

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you information that differs from the information in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our common stock after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

i

THE COMPANY

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 800 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated notes, warrants and convertible preferred stock. In July 2002, the preferred stock was converted into 125,010,556 shares of our common stock. TPG currently beneficially owns approximately 90.2% of our outstanding common stock. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus, before purchasing shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and may be adversely affected if that industry experiences downturns.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our loan instruments contain certain highly restrictive covenants any of which, if violated, would, upon election of the lenders, cause outstanding amounts under each of our loan instruments to become immediately due and payable.

We are a party to a $150 million Citibank/UBS revolving credit facility, a $35 million TPG revolving credit facility and an indenture for our senior subordinated secured notes. These loan instruments contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans and indentures of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders or noteholders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities and the senior subordinated secured notes and related accrued interest would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We would be required to immediately repay outstanding loans and accrued interest under our credit facilities and to repurchase our senior subordinated secured notes upon election of the lenders or noteholders in the event TPG does not continue to own a substantial portion of our stock.

If (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders or noteholders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate, and the loans and accrued interest then outstanding would become immediately due and payable; and

•	the holders of the senior subordinated secured notes would have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We may not have sufficient funds to make the required payments or repurchases and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. This would have a material adverse effect on us.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. We have not reported annual net earnings since 1996. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

We are subject to periodic fluctuations in foreign currency exchange rates.

Approximately 64% of our sales in 2002 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily limited to Euro, Japanese Yen and Korean Won. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won and Malaysian Ringgit. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have a substantial amount of debt denominated in Euro, Japanese Yen, Korean Won and U.S. Dollar. We generally do not hedge these net foreign currency exposures.

Taisil Electronic Materials Corporation, or Taisil, our unconsolidated joint venture in Taiwan, has sales denominated primarily in the U.S. Dollar and operating expenses primarily denominated in the New Taiwanese Dollar and U.S. Dollar. Taisil has debt denominated in the New Taiwanese Dollar and U.S. Dollar. For U.S. generally accepted accounting principles, Taisil uses the U.S. Dollar as its functional currency and does not hedge net New Taiwanese Dollar exposures. To date, we have not hedged our net New Taiwanese Dollar exposure related to our investment in Taisil.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statements of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We recognized net currency gains (losses) totaling approximately $11 million in 2002 and ($4) million in 2001. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry, which may have an adverse effect on our business.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our business.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them into our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our loan instruments restrict our borrowings and use of proceeds.

Under the terms of the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes, we generally cannot borrow from third parties or pledge assets without the consent of the lenders or note holders, as the case may be. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity (including net proceeds from the sale by us of common stock hereunder) as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility;

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility; and

•	third, if such borrowings are repaid in full, to offer to redeem the notes.

If any of our senior subordinated secured notes are redeemed prior to their maturity in 2007, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes redeemed and the related accrued but unpaid stated interest, which could have a material adverse effect on our net earnings. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55 million.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all. This could have a material adverse effect on our results of operations.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. We believe that we could find adequate alternative sources of supply for these raw materials, equipment, parts and supplies. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. Increases in prices resulting from these shortages could have a material adverse effect on our operating results.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included closure of facilities, reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 63% of our sales to ten customers in 2002. We had two customers that each accounted for more than 10% of our sales in 2002.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

Our success depends on our ability to attract and retain qualified technical, sales, marketing and management personnel.

The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on our operating results. We are dependent upon a limited number of key technical, sales, marketing and management personnel. Our future success will depend in part upon our ability to attract and retain these highly qualified personnel. We cannot be certain that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We are subject to numerous environmental laws and regulations which could require us to discharge environmental liabilities, increase our manufacturing costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials could be released to the environment at properties owned or operated by us, at other locations during the transport of materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities and one closed facility. We believe we are taking all necessary remedial steps at these facilities and do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs or liabilities.

Risks Related to this Registration Statement and Ownership of Our Common Stock

Future sales of shares of our common stock may depress the price of our common stock.

If we or our stockholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares as described under “Selling Stockholder—Relationship with MEMC—Registration Rights Agreement.” Future sales of common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies and could prevent a favorable acquisition of us.

TPG, through its 90.2% beneficial ownership interest of our common stock, has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the ten members of our current Board of Directors are partners or employees of certain TPG entities. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to our other stockholders. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility, which may create conflicts of interest between us and TPG.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2002, the average daily trading volume for our common stock as reported by the NYSE was 106,456 shares. Even if we achieve a wider dissemination as to the shares offered by us and the selling stockholder pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that, with our projection for future taxable income and after consideration of the valuation allowance, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2002;

•	our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	the impact of the implementation of SFAS Nos. 143 and 146;

•	the impact of an adverse change in interest and currency exchange rates;

•	our expectation that, assuming the senior subordinated secured notes remaining outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively;

•	our expectation that $5.5 million of the restructuring reserve will be paid out in the first half of 2003;

•	the adequacy and timing of the utilization of the remaining portion of our restructuring reserve;

•	our expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2007;

•	our belief that we have substantially reduced annual sales necessary to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our ability to find adequate alternative sources of supply of raw materials, equipment, parts and supplies obtained from sole source suppliers;

•	our expectations regarding future investments in research and development and equipment;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	the belief that our future success will depend in part upon our ability to attract and retain highly qualified personnel;

•	the expected impact of groundwater and/or soil contamination at some of our facilities;

•	the actual use of proceeds from the offering; and

•	the impact of litigation on us;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page 2.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale by us of common stock hereunder to pay down outstanding indebtedness and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholder.

SELLING STOCKHOLDER

TPG Wafer Holdings LLC may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 13,000,000 shares of our common stock. All of the shares of common stock being registered for sale by the selling stockholder were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the 13,000,000 shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of such shares of common stock.

Beneficial Ownership

The following table sets forth, as of March 17, 2003, the number of shares of our common stock that the selling stockholder beneficially owns and the number of shares being registered for sale by the selling stockholder. The percentage of outstanding shares beneficially owned before the offering is based on 195,801,904 shares of common stock outstanding as of March 17, 2003 and assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock. The number and percentage of shares beneficially owned after the offering also assumes the sale of the 25,000,000 shares of common stock offered by us and the selling stockholder.

Name	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering
	Number	Percent	Shares Being Offered	Number	Percent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	191,637,193	90.2%	13,000,000	178,637,193	79.6%

(1)	Based on information contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings LLC (“TPG Wafer Holdings”), TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002 and Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002. Assumes the exercise in full of the warrants to purchase 16,666,667 shares of MEMC common stock. TPG Wafer Holdings is the record owner of 174,970,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. The reporting persons have shared voting power and investment power over all 191,637,193 shares.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management LLC, Green Equity Investors III, L.P., Green Equity Investors Side III,

L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/ Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of any participation interests in the note of our Italian subsidiary, the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to any participation interests in the note of our Italian subsidiary, the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the note of our Italian subsidiary, the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of participation interests in the notes of our Italian subsidiary, the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 174,970,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 9,850,001 warrants to purchase MEMC common stock and TPG Wafer Management directly holds 250,000 warrants to purchase MEMC common stock. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants to purchase MEMC common stock and GEI Side directly holds 24,461 warrants to purchase MEMC common stock. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants to purchase MEMC common stock held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants to purchase MEMC common stock held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/ Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/ Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants to purchase MEMC common stock. TPG Wafer Holdings directly holds 174,970,526 shares of MEMC common stock.

Relationship with MEMC

TPG Wafer Holdings is a member of an investor group led by Texas Pacific Group, including funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG). On September 30, 2001, TPG entered into a purchase agreement with E.ON AG and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock. TPG currently beneficially owns approximately 90.2% of the outstanding shares of MEMC common stock, including all of the 16,666,667 outstanding warrants to purchase MEMC common stock.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

Restructuring Agreement

In connection with and as a condition of closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and antidilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with warrants to acquire up to 16,666,667 shares of our common stock, subject to certain antidilution adjustments.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock,

the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. As a result, TPG owns or has the right to acquire, through exercise of the warrants, approximately 192 million shares of our common stock, which would represent approximately 90.2% of our outstanding common stock.

Board Representation

The restructuring agreement required the MEMC Board of Directors to appoint a total of four nominees designated by TPG Wafer Holdings prior to the closing, to be allocated to the different director classes as specified by TPG Wafer Holdings. In addition, the restructuring agreement provided that commencing with the next annual meeting of our stockholders, and at each annual meeting thereafter, TPG Wafer Holdings was entitled to present to the Board of Directors a number of nominees for election to the class of directors up for election at such annual meeting equal to the number of TPG Wafer Holdings nominees in such class immediately prior to such election. We agreed to cause each such TPG Wafer Holdings designated nominee to be included in the slate of nominees recommended by the Board to the stockholders for election, and to use our best efforts to cause those nominees to be elected. TPG Wafer Holdings retained these contractual rights so long as at least $130 million in stated value of the Series A Cumulative Convertible Preferred Stock remained outstanding and TPG Wafer Holdings and its affiliates beneficially owned greater than 50% of the preferred stock. Accordingly, these contractual rights terminated on July 10, 2002 when TPG Wafer Holdings converted all of the outstanding Series A Cumulative Convertible Preferred Stock into common stock. As a practical matter, TPG Wafer Holdings currently possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock. Currently, Jean-Marc Chapus, James G. Coulter, John G. Danhakl, Gene J. Frantz and John Marren are members of the MEMC Board of Directors. Mr. Chapus is President of TCW/Crescent Mezzanine L.L.C. Mr. Danhakl is a partner at Leonard Green & Partners, L.P. Mr. Coulter is a founding partner of Texas Pacific Group, and Messrs. Frantz and Marren are partners of Texas Pacific Group.

Notes and Warrants

The senior subordinated secured notes due 2007 issued by MEMC under the terms of the restructuring agreement are guaranteed by our domestic subsidiaries and bear interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. As collateral under the notes, we have pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The notes and the related security interest are subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contain substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2002, the interest accrued on the notes totaled approximately $4.0 million.

The warrants issued by MEMC entitle the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock at an exercise price of $3.00 per share, subject to certain antidilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Pursuant to the restructuring agreement, we agreed to restructure the 55 million Euro debt issued by our Italian subsidiary, on terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at a rate of 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. The parties were unable to restructure the Italian debt on the original terms contemplated in the restructuring agreement. On September 6, 2002, our Italian subsidiary and TPG amended the Italian debt and our Italian subsidiary issued a new promissory note evidencing such indebtedness. Under the new promissory note, our Italian subsidiary paid 35 million Euro of the principal to TPG on September 24, 2002. The remaining 20 million Euro of principal is payable on or before April 15, 2003. The new promissory note is unsecured, guaranteed by MEMC and bears interest at 8%. In 2002, our Italian subsidiary paid TPG approximately 6.4 million Euro interest on the prior Italian debt and the new promissory note.

In connection with the amendment of the Italian debt, TPG agreed to provide MEMC with a new $35 million secured revolving credit facility. See “—TPG Credit Agreement” below.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants, the notes and the accompanying guarantees and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). We originally agreed that, on or before August 10, 2002, we would file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. The filing deadline has subsequently been extended until August 31, 2003. TPG currently beneficially owns 191,637,193 shares of our common stock which are covered by the registration rights agreement. The registration statement of which this prospectus forms a part satisfies our obligation with respect to the 13,000,000 shares that may be offered by the selling stockholder under this prospectus.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. The original TPG facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank facility which replaced the TPG facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. MEMC must maintain compliance with these covenants in order to draw on the facility. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility.

In 2002, we paid TPG approximately $810,000 in commitment and other fees related to the original TPG facility and the guaranties under the Citibank/UBS facility.

TPG Credit Agreement

In connection with the amendment of the Italian debt described under “—Notes and Warrants” above, TPG agreed to provide us with a new $35 million secured revolving credit facility. On December 5, 2002, we entered into the new $35 million five-year revolving credit facility with TPG. The interest rate under the new TPG facility is LIBOR plus 10% or an alternative base rate plus 9%. The new TPG facility is secured by substantially the same collateral that secures the Citibank/UBS facility. The TPG facility and related security interest are subordinate in priority and in right of payment to the Citibank/UBS facility and the reimbursement agreement described under “—Citibank/UBS Credit Agreement.” As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the new TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The new TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the new TPG facility. In addition, outstanding loans under the new TPG facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the TPG facility. As a condition to any borrowings under the new TPG facility, the Italian debt obligation must have been repaid in full, and we must have borrowed in full all amounts available under the Citibank/UBS facility. The commitments under the TPG facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million (including net proceeds from the sale by us of common stock hereunder).

Under the terms of the new TPG facility, we have agreed to pay TPG a one-time underwriting fee of $850,000, a one-time commitment fee of $200,000 and a commitment fee of 0.50% per annum on the unused amount of the TPG facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses, and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2002 we paid TPG management advisory fees of $1.5 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We were responsible for the payment of all our expenses incurred in connection with the restructuring agreement and the subsequent negotiation and documentation of the $150 million Citibank/UBS replacement credit facility, the new $35 million TPG credit facility and the new Italian promissory note, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in such transactions. In 2002, we paid or otherwise reimbursed TPG for approximately $2.8 million of expenses incurred by TPG for legal counsel, financial advisors, other third party consultants, certain insurance costs, and certain miscellaneous expenses related to the restructuring, the new Italian promissory note and certain activities related to TPG’s ownership of MEMC securities.

Ownership Interest in TPG Wafer Management

Certain of our executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 58% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.87% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns approximately $750,000 in principal amount of our senior secured notes and a 1.5% participation interest in the note issued by MEMC’s Italian subsidiary with a principal balance of 20 million Euro, as well as 250,000 of our warrants. Upon consummation of the merger described above, TPG Wafer Management will receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Management would have received 2,624,558 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior secured notes and the note issued by MEMC’s Italian subsidiary with a principal balance of 20 million Euro (of which it has issued participation interests in 40.9% of the note to the TPG entities), as well as 9,850,001 of our warrants. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2002, TPG Wafer Partners would have received 103,407,581 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (DGCL). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL may differ from the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 195,801,904 shares of our common stock outstanding as of March 17, 2003. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, subject to certain restrictions on the issuance of preferred stock contained in the $35 million TPG revolving credit facility. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Warrants

In November 2001, we granted to TPG warrants to purchase an aggregate 16,666,667 shares of our common stock at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time, until their expiration on November 13, 2011.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen;

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors; and

•	vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors, unless any director determines that the stockholders should fill the vacancy.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently, and after the offering will continue to be able to, elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.”

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

PLAN OF DISTRIBUTION

We or the selling stockholder may sell or distribute some or all of our respective shares of common stock from time to time in one or more transactions:

•	directly to purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange, in privately negotiated transactions or in the over-the-counter market;

•	through dealers, brokers or other agents;

•	through underwriters; or

•	through a combination of any of the above.

Such transactions may be effected:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Brokers, dealers or other agents participating in such transactions as agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholder (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved.

The selling stockholder and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

If applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or other agents employed by us or the selling stockholder in connection with such sale, and any underwriting commissions or discounts paid by us or the selling stockholder.

Any person engaged in a distribution of the shares of common stock offered by this prospectus, including the selling stockholder, may not simultaneously engage in market activities with respect to our common stock for the applicable period under Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M and other provisions under the Exchange Act may limit the timing of purchases and sales of any of the shares by the selling stockholder. These provisions may affect the marketability of the shares offered by this prospectus.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the offered common stock to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Underwriters, dealers and agents may be entitled, under agreements entered into with us or the selling stockholder, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us or the selling stockholder for expenses.

Certain of any such underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

In connection with the offer and sale of the shares of common stock by us and the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where we or the selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such rule.

Any common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance in the case of common stock sold by us.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements and schedules of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002 and 2001, and for the year ended December 31, 2002, the periods January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and schedules of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 covering the shares of common stock offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. The descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statement or other information that we file at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the SEC and paying a duplicating charge. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The SEC makes our filings available to the public on its Internet site (http://www.sec.gov). In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002;

•	our Current Report on Form 8-K dated January 30, 2003 (filed January 30, 2003); and

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the expiration of the offering. The SEC allows us to incorporate by reference into this prospectus such documents. You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Janine Orf, Director, Investor Relations, MEMC Electronic Materials, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

G L O B A L   P R E S E N C E

Manufacturing Facilities:
St. Peters, Missouri
Sherman, Texas
Pasadena, Texas
Merano, Italy
Novara, Italy
Kuala Lumpur, Malaysia
Hsinchu, Taiwan
Chonan, South Korea
Utsunomiya, Japan

Sales Offices:
St. Peters, Missouri
San Jose, California
Sherman, Texas
Hamilton, Scotland
Paris, France
Munich, Germany
Novara, Italy
Kuala Lumpur, Malaysia
Shanghai, China
Hsinchu, Taiwan
Seoul, Korea
Tokyo, Japan
Osaka, Japan

22,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

May 15, 2003

Joint Book-Running Managers

LEHMAN BROTHERS

MERRILL LYNCH & CO.

CITIGROUP

DEUTSCHE BANK SECURITIES

UBS WARBURG